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SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549


                                   FORM 40-F

           [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

          [X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

 For the fiscal year ended March 1, 2003         Commission File Number 0-29898

                          __________________________
                          RESEARCH IN MOTION LIMITED
            (Exact name of Registrant as Specified in its Charter)

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              Ontario                             3661                   Not Applicable
  (Province or Other Jurisdiction      (Primary Standard Industrial      (I.R.S. Employer
 of Incorporation or Organization)      Classification Code Number)     Identification No.)
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                              295 Phillip Street
                               Waterloo, Ontario
                                Canada, N2L 3W8
                                (519) 888-7465
  (Address and Telephone Number of Registrants' Principal Executive Offices)

                          Research In Motion Limited
                      25227 Grogan's Mill Road, Suite 125
                          The Woodlands, Texas 77382
                                (281) 296-1686
           (Name, Address (Including Zip Code) and Telephone Number
       (Including Area Code) of Agent for Service in the United States)


Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                     None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                          Common Shares, no par value

       Securities for which there is a reporting obligation pursuant to
                          Section 15(d) of the Act:

                                     None

       For annual reports, indicate by check mark the information filed with this Form:

      [X] Annual information form [X] Audited annual financial statements

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by this annual report.

     The Registrant had 77,172,597 shares outstanding as at March 1, 2003

         Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the registrant in connection with such Rule.

           Yes______   82-______                No__X__

         Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

           Yes___X___                           No____

===============================================================================


                        DOCUMENTS INCLUDED IN THIS FORM


No.           Document
---           --------

1.            Annual Information Form for the year ended March 1, 2003.

2. Audited Consolidated Financial Statements for the fiscal year ended March 1, 2003, including a reconciliation to United States generally accepted accounting principles in accordance with Item 17 of Form 20-F.

3. Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended
              March 1, 2003.

                                                            Document No. 1

================================================================================




                          RESEARCH IN MOTION LIMITED
                              295 Phillip Street
                               Waterloo, Ontario
                                    N2L 3W8



                        Renewal Annual Information Form
                           For the fiscal year ended
                                 March 1, 2003






                                 July 17, 2003





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                               TABLE OF CONTENTS

ITEM 1 COVER PAGE

ITEM 2................................................................................4

         CORPORATE STRUCTURE..........................................................4
         THE COMPANY..................................................................4

ITEM 3................................................................................4


ITEM 4................................................................................6

         NARRATIVE DESCRIPTION OF THE BUSINESS........................................6
         INDUSTRY BACKGROUND..........................................................7
         MOBILE WIRELESS COMMUNICATIONS INDUSTRY SEGMENTATION.........................8
         SUCCESS FACTORS.............................................................10
         STRATEGY....................................................................12
         PRODUCTS AND SERVICES.......................................................14
         PRODUCT DESIGN AND ENGINEERING..............................................17
         THIRD PARTY SOFTWARE DEVELOPERS.............................................18
         KEY ALLIANCES AND RELATIONSHIPS.............................................18
         SALES, MARKETING AND DISTRIBUTION...........................................22
         CUSTOMERS...................................................................22
         COMPETITION.................................................................22
         RESEARCH AND DEVELOPMENT....................................................23
         INTELLECTUAL PROPERTY.......................................................24
         PRODUCTION..................................................................25
         REGULATORY MATTERS..........................................................25
         ENVIRONMENTAL REGULATIONS AND COSTS.........................................26
         EMPLOYEES...................................................................26
         FACILITIES..................................................................27
         LEGAL PROCEEDINGS...........................................................27
         RISK FACTORS................................................................30

ITEM 5...............................................................................47

         SELECTED CONSOLIDATED FINANCIAL INFORMATION.................................47
         DIVIDEND POLICY AND RECORD..................................................48

ITEM 6...............................................................................48

         MANAGEMENT'S DISCUSSION AND ANALYSIS........................................48

ITEM 7...............................................................................49

         MARKET FOR SECURITIES OF THE COMPANY........................................49

ITEM 8...............................................................................49

         DIRECTORS AND OFFICERS......................................................49

ITEM 9...............................................................................51

         ADDITIONAL INFORMATION & DOCUMENTS INCORPORATED BY REFERENCE................51
         GLOSSARY....................................................................52

                        RENEWAL ANNUAL INFORMATION FORM

                        CERTAIN INTERPRETATION MATTERS

Unless the context otherwise requires, all references to the "Company" or "RIM" include Research In Motion Limited and its predecessors. Certain terms have the meanings specified in the Glossary. All dollar references, unless otherwise noted, are in United States dollars.

ITEM 2

CORPORATE STRUCTURE

The Company

    The Company was incorporated on March 7, 1984 under the Business Corporations Act (Ontario) ("OBCA") and commenced operations at that time. RIM's registered and principal business office is 295 Phillip Street, Waterloo, Ontario, N2L 3W8, telephone: (519) 888-7465, telecopier: (519) 888-6906.

Intercorporate Relationships

The Company has three subsidiaries requiring disclosure. All are wholly owned, directly or indirectly, by RIM.

 ------------------------------------------------------------------------------
|Name of Subsidiary             | Jurisdiction of Incorporation or Organization|
|-------------------------------|----------------------------------------------|
|Research In Motion Corporation | Delaware, U.S.A.                             |
|-------------------------------|----------------------------------------------|
|Research In Motion UK Limited  | England and Wales                            |
|-------------------------------|----------------------------------------------|
|RIM Finance, LLC               | Delaware, U.S.A.                             |
-------------------------------------------------------------------------------


ITEM 3

General Development of the Business

    Research In Motion Limited is a leading designer, manufacturer and marketer of innovative wide-area wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based corporate data applications. RIM also licenses its technology to industry leading handset and software vendors to enable these companies to offer wireless data services using the BlackBerry Enterprise Server ("BES"). There are in excess of 10,000 companies around the world with the BlackBerry Enterprise Server installed. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM's portfolio of award-winning products include the BlackBerry(TM) wireless platform and the RIM Wireless Handheld(TM) product line; additional products and services are software development tools, radio-modems.

    Significant product and business developments over the last three fiscal years have been as follows:

Fiscal 2003

   o Increased the BlackBerry subscriber base to approximately 534,000 users;
   o Launched new BlackBerry handhelds for the iDEN and 1xRTT networks, as well as additional form factors for GSM/GPRS networks;
   o Launched version 3.6 of the BlackBerry Enterprise Server to provide added functionality to the Company's corporate user base;
   o Launched BlackBerry Web Client which will expand RIM's addressable market to include the Professional Consumer segment ("Prosumer");
   o Launched the BlackBerry Connect licensing program and signed a licensing agreement with Nokia(R) Corporation; and
   o Continued to expand the geographic reach of the BlackBerry solution through the development of additional carrier relationships

Fiscal 2002

   o Increased the BlackBerry subscriber base to approximately 321,000 users;
   o Launched a GSM/GPRS & J2ME voice-enabled BlackBerry Handheld in North America and Europe;
   o    Launched a GPRS OEM radio modem;
   o Signed distribution agreements with several wireless telecommunications carriers to expand BlackBerry's geographic reach; and
   o Launched the Java(TM) Developers Environment to foster the development of third party applications for BlackBerry

Fiscal 2001

   o    Increased the BlackBerry user base to approximately 165,000 users;
   o    Launched the BlackBerry Enterprise Edition(TM)for Lotus(R)Domino(TM);
        and
   o Completed an equity offering in October 2000 that raised $580 million net of financing costs.

ITEM 4

NARRATIVE DESCRIPTION OF THE BUSINESS

Overview

     The Company is a leading designer, manufacturer and marketer of innovative wide-area wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, organizer, Internet and intranet-based corporate data applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM's portfolio of award-winning products are used by thousands of organizations around the world and include the BlackBerry(TM) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools and radio-modems. The Company is organized and managed as a single reportable business segment.

     RIM's sales and marketing efforts include collaboration with strategic partners and distribution channel relationships to promote the sales of RIM's products and services as well as supporting RIM's own sales and marketing teams. RIM has established strategic relationships with the following carriers who are its more significant customers: AT&T Wireless Services, Inc.; Bell Mobility Cellular Inc.; Cingular Wireless, LLC; Cingular Interactive, L.P.; Hutchison Telephone Company Limited; HutchWorld Limited; Motient Communications Company; Nextel Operations, Inc.; Nextel Partners, Inc.; Rogers Wireless Inc.; Smart Communications, Inc.; Starhub Mobile Pte. Ltd.; Telcel Celular C.A.; Telecom Italia Mobile S.p.A.; Telefonica Moviles Espana, S.A.; Telstra Corporation Limited; T-Mobile Deutschland GmbH; Verizon Wireless (Cellco Partnership); T-Mobile USA, Inc.; Tele-Mobile Company c.o.b. TELUS Mobility; 02 (Netherlands) B.V.; SFR; Telefonica Moviles Solutions; Telfort Mobile BV; T-Mobile International AG; Viag lnterkom; Vodafone Libertel N.V.; and Vodafone Limited.

     RIM has also licensed its certain of its intellectual property to Nokia Corporation, Palm, Inc. and Handspring, Inc.

     RIM's business is focused on secure two-way, packet-switched wireless data communications for enterprise messaging, corporate data access, wireless voice communications, and prosumer messaging and applications. The convergence of several different technologies, including wireless data communications, wireless voice communications, Internet applications and mobile computing, has created the converged wireless communications handheld, which can provide mobile wireless access to desktop computer information, corporate databases, intranet information and the Internet. Wireless email, wireless phone, Web browsing and eCommerce applications such as stock quotes, trading and wireless banking have also become possible using converged wireless communications solutions.

     The demand for wireless handhelds and services is being fuelled by several key global trends:

     o the commercial availability of 2.5G wireless networks which allow for the delivery of both voice and data communications on a single wireless handheld;
     o the emergence of mobile access to corporate intranets and enterprise applications as a competitive necessity;
     o the broad acceptance of email as a reliable, secure and indispensable means of communication;
     o    the growing popularity of portable information devices;
     o    the availability of lighter and cheaper converged handhelds;
     o the completion of roaming agreements between global wireless carriers for GPRS;
     o    the introduction of lower data pricing models by wireless carriers;
     o    the proliferation of the Internet; and
     o    the growing number of mobile workers around the world.

    Participants in the wireless handheld and services market require significant technical expertise to meet the stringent demands of the market for products with small size, longer battery life, "always-on" push connectivity, behind-the-firewall integration, security, extended functionality, multi-network support, global availability, and ease of use. Moreover, potential entrants must overcome other significant barriers to entry, including developing alliances with industry leading third parties such as global wireless network service providers, securing specialized component suppliers, establishing adequate financial resources and fostering relationships with enterprise software developers.

    Wireless handhelds and services are expected to play a significant role in the growing use of Internet, corporate intranet, two-way messaging and eCommerce applications. The integration and focus of expert teams from various engineering disciplines have allowed RIM to develop products that possess significant benefits over those of its competition. The secure, single-mailbox, ``Always On, Always Connected''(R) push characteristics of RIM's two-way packet switched wireless solutions that support multiple network protocols and are installed at enterprise IT organizations, as well as the Company's relationships with wireless carriers around the world, position RIM to maintain its role as a leading wireless solution supplier.

Industry Background

The Mobile Wireless Communications Industry

    Mobile wireless communication involves the transmission of signals using radio frequencies ("RF") between wireless networks and mobile access devices. Mobile access devices facilitate the transmission and reception of data across telecommunications networks and allow individuals to access information and communicate with other users. One-way access devices such as one-way pagers and AM/FM radios contain a radio "receiver," while more advanced, two-way mobile access devices, such as voice handsets, wireless handhelds and two-way pagers contain a radio "transceiver" that both transmits and receives signals. These two-way devices employ proprietary software that facilitates and manages the transmission, reception and processing of messages and data.

    The mobile wireless communications industry utilizes either "circuit-switched" or "packet-switched" communications. "Circuit-switched" communications involve a dedicated channel being established and utilized continuously during communication, while "packet-switched" communications involve content being broken down into segments or "packets" addressed to a specific destination that can travel independently, using different channels, to arrive at the destination.

    The following chart outlines different segments of mobile wireless communications. Each segment contains a distinct set of economic and technical attributes.

Mobile Wireless Communications Industry Segmentation


                              [GRAPHIC OMITTED]



    One-Way, Circuit-Switched. Common applications in this segment involve broadcasting of content, such as AM/FM radio and television. A channel is established and utilized continuously during communications, allowing large amounts of content to be communicated to a receiver. This segment is relatively mature.

    One-Way, Packet-Switched. One-way paging is the predominant application in this segment. Content is addressed to specific users and broadcast over the entire network. Characteristics of one-way paging are small receiver devices, efficient battery consumption and relatively low cost. This segment is also relatively mature.

    Two-Way, Circuit-Switched. This segment involves two-way voice communications such as analog and digital cellular and broadband PCS. A voice conversation typically requires a circuit-switched architecture: a channel must be established and maintained continuously for the duration of the call. Characteristics of this segment include higher costs relative to paging and shorter battery life due to continuous transmission and reception demands. This segment is currently characterized by numerous standards and protocols, competing technologies and a shifting focus from analog to digital-based technologies.

    Two-Way, Packet-Switched. This segment involves two-way data communications devices. This area is emerging due to the introduction of new access devices and network coverage improvements that make two-way messaging attractive to users of other wireless technologies. There are several different protocols or technologies deployed in different countries around the world, including GPRS, 1xRTT, iDEN(R), EDGE, CDMA 2000, Mobitex, DataTAC and CDPD.

    Two-way data communication has a set of economic and technical attributes that distinguish it from voice communications. Innovations in both network and access device design have allowed two-way data communications devices to improve cost, size and battery life characteristics. RIM's products and services are focused on the delivery of two-way, packet-switched wireless data communications in combination with circuit-switched wireless voice communications. Protocols that include both two-way packet-switched and circuit-switched platforms are GPRS, 1xRTT, iDEN(R), EDGE, CDMA 2000 and CDPD.

The Converged Wireless Communications Device and Solutions Market

    The Internet, email and corporate data access have historically been available through a personal computer connected by wireline. Early handheld devices provided only limited communication capabilities. More recently, the combination of wireless communication and handheld computing appliances has created the ability for mobile wireless access to corporate messaging and PIM data, corporate databases and intranet information, the Internet, and voice communications. Converged devices enable users to enhance their productivity through wireless email, two-way messaging, remote database access, enterprise application data, the ability to make telephone calls, Web browsing and eCommerce applications.

    Network upgrades for the integration of broadband voice and new generation wireless data networks have been widely deployed and continue to be built out. "Packet-overlay" protocols have been developed which permit packet data to be transmitted over a traditional wireless voice network. These protocols are referred to as 2.5G technologies and include GPRS, which operates over GSM networks; 1xRTT, which operates over CDMA networks; and iDEN.

    3G wireless technologies, which will combine both voice and data transmission over packet-based networks, are in development. 3G networks promise packetized wireless voice, high bandwidth Internet browsing, high-speed broadband data and multimedia transmission. Technical, economic and market issues need to be overcome before 3G technologies achieve commercial availability.

    Regardless of the technological means by which wireless access is provided, RIM believes that the following factors will influence commercial success in the wireless Internet appliances and services market:

    o    small size;
    o    longer battery life;
    o    ease of use;
    o    compelling applications;
    o    extended functionality;
    o    extensive geographic coverage and in-building penetration;
    o    competitive pricing;
    o    flexible architecture;
    o    end to end security;
    o    push-based architecture;
    o    multi-network support; and
    o connectivity to enterprise or personal email and enterprise applications data.

    RIM believes that significant barriers to entry include the following:

    o proprietary technology, including hardware and software expertise and intellectual property rights;
    o    existing strategic alliances and relationships;
    o    access to components and established supplier relationships;
    o    existing customer and channel relationships;
    o    scarcity of highly qualified personnel;
    o    significant development costs and time-to-market;
    o    manufacturing expertise;
    o    significant financial resources and capacity;
    o    regulatory barriers such as FCC approval and network certification; and
    o    market recognition of industry leaders.

Success Factors

    The Company is a leading designer, manufacturer and marketer of innovative wide-area wireless solutions for the worldwide mobile communications market. Through development and integration of hardware, software and services, RIM provides end-to-end wireless solutions for seamless access to time-sensitive information including email, voice, messaging, Internet and intranet-based applications. RIM's integration and focus of teams in radio frequency, hardware and software design, antenna design, circuit board design, integrated circuit design, power management, packaging, ergonomics and manufacturing engineering result in cost-effective solutions that offer small size, efficient battery consumption, ease of use, robust security and offer a significant ROI to customers.

    RIM believes that the following characteristics give it a competitive advantage and differentiate its products and services:

     o Size. RIM's product designs have enabled it to significantly reduce the size of its mobile access devices without sacrificing other performance criteria. For example, the BlackBerry 6200 Series Handhelds(TM) are similar to cell phones both in terms of size and weight while maintaining the ergonomic design and strong performance.

     o Battery Life. RIM's products are designed to enhance range and functionality with minimal incremental power requirements. The BlackBerry 957 Wireless Handhelds operate for well over one week on a single charge of their rechargeable battery for an average user. Battery life for the BlackBerry 6700(TM)/6200(TM) Series Handhelds is comparable to other GSM/GPRS voice-only products under similar usage patterns.

     o Extended Functionality. Users increasingly require mobile access devices to be versatile, easy-to-use and provide a robust level of functionality in terms of configuration, features and customizable options. Functionality is also a powerful selling feature for the network infrastructure developers and the network operators who significantly influence mobile access device purchase decisions of end users. The flexible design and interfaces offered by RIM's products, including a conventional QWERTY keyboard and a 32-bit processor in the BlackBerry Wireless Handhelds and the BlackBerry wireless email solution, permit RIM to provide substantial cost and performance advantages through customization and integration. In addition, the BlackBerry Enterprise Server offers customers advantages including end-to-end security, advanced IT management features, wireless calendar synchronization and wireless folder management.

     o Pricing. RIM believes that its products are well priced relative to those of suppliers of competing products. The return on investment business model for BlackBerry provides customers with rapid payback for their investment in BlackBerry. Additionally, the low bandwidth nature of the BlackBerry solution allows carriers to offer service packages to their customers at favourable rates compared to conventional usage of dial-up networking over wireless.

     o Strength of the BlackBerry Brand and Market Awareness. BlackBerry's recognition as the premier brand in wireless enterprise messaging presents a barrier to entry for competitors attempting to offer a similar product. Additionally, the deployment of the BlackBerry Enterprise Server in over 10,000 corporations around the world makes it difficult for a little known or new solution to gain a market foothold.

     o Support for Multiple Carriers, Geographies and Network Protocols. The BlackBerry solution offers choice and manageability for large global enterprise customers. Through relationships with the leading wireless carriers around the world, RIM is able to offer customers choice in carriers depending on their needs in a particular geography. In addition, BlackBerry supports five network protocols, GSM/GPRS, 1xRTT, iDEN, Mobitex and DataTAC, allowing customers to provide their users with the best combination of carriers and network technologies for their particular region and user base, without changing the underlying BlackBerry infrastructure.

     o Support for Third-party Handhelds. Through its BlackBerry Connect licensing program, RIM will have a choice in handhelds for use with the BlackBerry architecture. Through licensing agreements with partners such as Nokia, customers are able to use handsets developed by third parties to access the BlackBerry Enterprise Server wireless messaging architecture.

     o Intellectual Property Rights. RIM has been developing devices and applications for wireless data since 1984. RIM has sought to protect the technology that it has developed through a combination of patent, copyrights, and trade secret protection as well as through contractual arrangements.

     o Flexible Architecture. RIM's products have been designed to accommodate the technical requirements of the GPRS, 1xRTT, iDEN, Mobitex and DataTAC networks. These products have been engineered to facilitate rapid transition to new networks as they emerge and to accommodate new applications as they are developed and commercialized. RIM has also designed its converged communications handheld as an open platform to make it attractive for other software developers to create custom applications. RIM believes its product architecture is more flexible and open than that used by many of its competitors.

     o Secure, End-to-End Solution. BlackBerry is the first end-to-end solution designed specifically for enterprise access to email and other corporate information from a single wireless handheld. Through integration with Microsoft(R)Exchange, Lotus Domino and Novell GroupWise, the BlackBerry solution can provide corporate users with secure wireless access to their own corporate email rather than having to establish an additional email account. Customers benefit since they do not have to piece together a solution for their remote access needs and are given an end-to-end secure, easy-to-deploy and support solution that offers a considerable return on investment. Other features of the solution include over-the-air calendar synchronization, over-the-air folder management, wireless synchronization of deletes, enhanced IT manageability and personal organizer features such as contacts, tasks, and memos.

     o "Always On, Always Connected"(R). The BlackBerry wireless solution uses a "push" architecture where the handheld is in constant connection with the network. Mobile users are provided with immediate message delivery, which is significantly different from other competing solutions that do not "push" data to the end user but require the user to seek and download messages and data. In addition, the BlackBerry Handheld's efficient power management allows the user to leave their Handheld on for days at a time to the user to receive the data that is pushed.

Strategy

    Key components of RIM's business strategy include:

    Extend Technology Leadership. RIM is currently recognized as a leader in the wireless data communications industry for designing and developing the BlackBerry wireless email solution, the RIM Wireless Handheld product line and OEM radio modems. RIM intends to maintain its leadership by focusing on the further development of two-way wireless technologies and applications, protecting its intellectual property and encouraging the adoption of its platform by wireless network service providers globally and their customers, and licensing the BlackBerry platform to key handset and service vendors.

    Broaden Strategic Alliances and Relationships. RIM intends to continue to strengthen and develop its strategic alliances and relationships, and enter into similar relationships to affirm and enhance its competitive position as a primary wireless handheld and solutions provider to the mobile data communications industry. Areas of strategic alliances and relationships include, but are not limited to, enterprise software applications companies, global telecommunications carriers, OEM handset and converged wireless communication device manufacturers, microchip manufacturers and global systems integrators.

    Promote and Enhance Development of Third Party Software. RIM will continue to enhance software development tools, provide technical support and accommodate external software developers to further promote the development of J2ME based software applications for RIM's products and services.

    Expand the Global Reach of the BlackBerry Solution. RIM plans to continue to forge partnerships with key carriers and customers around the world to expand the BlackBerry addressable market and provide customers with access to their corporate data anywhere in the world.

    Maintain Market Leadership and Expand Customer Base. RIM intends to maintain its position as a market leader by focusing its sales and marketing efforts on the continued use of strategic alliances and relationships to promote the sale of its products, as well as direct sales and marketing teams. RIM also intends to expand its distribution channels and addressable markets by continuing to engage and work closely with value-added resellers, Internet service providers and network partners.

    Enhance and Expand the BlackBerry Solution. RIM believes that the unique functionality of the BlackBerry wireless email solution can be further enhanced for both corporate and Prosumer retail customers. RIM will focus on improving and enhancing its service, designing new form factors and developing additional BlackBerry applications.

    Continue to Invest in Highly Qualified Personnel. RIM believes that the quality and skills of its senior management team and other personnel within the organization have been key factors in its progress to date. RIM intends to continue its recruiting strategies and operations in order to attract personnel to support its product development and growth strategies.

    Pursue Licensing and Reference Design Relationships with Industry Leaders. Through its BlackBerry Connect licensing program RIM will continue to pursue arrangements with partners to allow third-party handsets to access the BlackBerry architecture in order to broaden the addressable market and offer choice to end-users. In addition, RIM may pursue relationships with OEM manufacturers to provide its industry leading wireless radio hardware technology to these manufacturers.

Products and Services

    RIM's primary revenue stream is generated by the BlackBerry wireless solution. The BlackBerry wireless solution is comprised of wireless handhelds, software and service. It can provide users with a wireless extension of their work and personal email accounts, including Outlook, Notes, GroupWise, MSN/Hotmail, AOL and POP3/ISP email. When coupled with the BlackBerry Enterprise Server, the enterprise solution can allow Microsoft Exchange, Lotus Domino, and Novell(R)GroupWise users to send and receive secure corporate email and personal information management (``PIM'') functions, such as calendar, address book, task list and other functions associated with personal organizers securely, from a single handheld. In addition, BlackBerry, through its Mobile Data Service ("MDS") allows users to securely access data from their enterprise applications using the secure BlackBerry architecture. BlackBerry service is provided through a combination of RIM's Network Operating Centre ("NOC") and the wireless networks of RIM's carrier partners.

    The Company's revenue mix for fiscal years 2003 and 2002 is as follows:

Revenue ($000's)             March 1, 2003           March 2, 2002
                           ------------------------------------------

  Handhelds                $ 122,711  40.0%       $ 160,198    54.5%

  Service                    129,331  42.2%          88,880    30.2%

  Software, OEM,
  non-recurring
  engineering
  ("NRE") acessories
  and other                   54,690  17.8%          44,975    15.3%
                           -------------------------------------------
                           $ 306,732 100.0%       $ 294,053   100.0%
                           ===========================================

BlackBerry Wireless Handhelds

    BlackBerry Wireless Handhelds provide users with the ability to send and receive full-length wireless messages and data from a single wearable device. BlackBerry incorporates an organizer including contact and calendar functionality, which synchronizes with the users desktop personal information management system.

    There are several form factors of the wireless handheld which are currently available: BlackBerry 6210/6220, BlackBerry 6750, BlackBerry 6510, BlackBerry 6710/6720, BlackBerry 5810/5820, RIM 857/957 and RIM 950.

    o    BlackBerry 6210 and BlackBerry 6220

         The data and voice-enabled BlackBerry 6210 and BlackBerry 6220 feature a smaller form factor with a light and comfortable feel, increased memory for greater application and data storage, as well as new support for wireless email synchronization and integrated attachment viewing and operate on GPRS networks. This Java-based handheld delivers email, phone, SMS, browser and organizer applications in a single wireless handheld that supports international roaming.


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    o    BlackBerry 6750

         The BlackBerry 6750 is a data and voice-enabled handheld that operates on CDMA2000 1X wireless networks in North America. The BlackBerry 6750 features wireless email, dual band phone, SMS, browser and organizer applications in a single handheld and supports Java 2 Micro Edition ("J2ME").

    o    BlackBerry 6510

         The BlackBerry 6510 operates on Nextel's iDEN network in the United States. It was the first BlackBerry handheld to integrate Nextel's popular 'walkie-talkie' feature. This handheld delivers email, digital cellular phone, walkie-talkie, web and organizer applications in a single wireless handheld. The BlackBerry 6510 also supports open standards and incorporates J2ME.

    o    BlackBerry 6710 and BlackBerry 6720

         The BlackBerry 6710 is a world band handheld supporting seamless operation on GSM/GPRS networks in North America, Europe and Asia Pacific (900/1900 MHz frequencies). The BlackBerry 6720 is a dual band handheld operating on GSM/GPRS networks (900/1800 MHz frequencies) and allows mobile professionals to travel in Europe and Asia Pacific with one handheld. These Java-based handhelds were the first BlackBerry handhelds to offer an integrated speaker/microphone.

    o    BlackBerry 5810 and BlackBerry 5820

         The BlackBerry 5810 and BlackBerry 5820 handhelds operate on GPRS networks in North America, Europe and Asia. The BlackBerry 5810 for North America operates at 1900 MHz and the BlackBerry 5820 for Europe and Asia operates at 900/1800 MHz. The form factor for these handhelds looks similar to that of the RIM 857 and RIM 957 but is also voice-enabled through a headset which plugs into a jack in the top of the handheld. The BlackBerry 5810 and BlackBerry 5820 handhelds allow the user to make and receive telephone calls in addition to supporting e-mail, SMS, organizer, Internet and intranet applications.

    o    RIM 857 and RIM 957

         The RIM 857 and RIM 957 are slightly larger data-only handhelds than the RIM 850 and RIM 950, which operate on the DataTAC and Mobitex networks, respectively. The RIM 857 and RIM 957 have all of the features and capabilities of the RIM 850 and 950 in a palm-sized device with greater memory and a larger, high-resolution display screen.


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    o    RIM 950

         The RIM 950 is a pager-sized data-only handheld that features an embedded RIM wireless modem, Intel 386 processor, and 4MB of memory, integrated email/organizer software, optimized QWERTY keyboard and intuitive menu-driven interface. The RIM 950 was developed for Mobitex networks and operates at the 900 MHz frequency.

Service

    The Company generates an increasing percentage of its consolidated revenues from service with respect to airtime billings to its BlackBerry user subscriber base. For the fiscal year ended March 1, 2003, RIM's BlackBerry subscriber base increased to approximately 534,000 from 321,000 in the previous year. The Company's service revenue is generated in one of two forms:

    o a monthly service fee charged by RIM directly to end-customers where RIM has purchased airtime from certain carriers and resold directly to BlackBerry subscribers; or
    o a monthly infrastructure access fee to a carrier/distributor when a carrier or other distributor bills the BlackBerry subscriber; this monthly infrastructure access fee is significantly lower than the monthly service fee charged by RIM directly to end-customers. The majority of the 2004 growth in the BlackBerry subscriber base will result from the unit sales growth of the GPRS handheld product lines. Consequently, RIM's ASP for service revenue will decline as the percentage of its BlackBerry subscriber base on the carriers' GPRS networks increases. RIM no longer "owns" these customers direct and instead will realize the lower monthly infrastructure access fee to a carrier/distributor.

Software

    An important part of the BlackBerry solution is the software that is installed on the desktop personal computers and at the corporate server level. Software revenues include fees from licensed server software (BlackBerry Enterprise Server) and client access licenses, maintenance and upgrades.

OEM Radio Modem

RIM designs and manufactures a radio modem for embedded wireless applications. RIM works closely with OEM partners to incorporate wireless functionality into a variety of products to support applications in both mass and strategically targeted vertical markets. For example, the OEM radio modem has been used to enable wireless credit and debit verification and transactions through point of sale terminals; provide connectivity in laptops and handheld devices; provide wireless connectivity for stand-alone automatic teller machines; provide full mobile wireless data and messaging capability in ruggedized terminals; enable wireless dispatching and fleet tracking services; provide the communications module for in-car computing; enable operators to track stock in vending machines; replace telephone lines in monitored alarm systems; and update messages and displays on electronic billboards. RIM OEM radio modems are available for both Mobitex and GPRS networks.


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Non-recurring Engineering Development ("NRE")

    On occasion RIM has entered into engineering development contracts with certain of its customers whereby the Company undertakes the development of new or custom products or software for a fixed-price fee. The NRE revenue is earned based upon the completion of specific contract milestones.

Technical Support Services ("TSupport")

    In August 2002, RIM launched TSupport, a comprehensive suite of annual technical support and software maintenance programs. TSupport is designed to meet customers' unique BlackBerry support needs by offering them a single point of contact for BlackBerry technical support direct with RIM. Support is provided for all BlackBerry software regardless of where it was initially purchased. There are five service support levels to satisfy each customers' specific BlackBerry support needs.

    Effective February 1, 2003 RIM no longer provided free technical support to its direct customers. Customers were offered the opportunity to subscribe to TSupport, which is an annual program. Pricing is based on two components - a program fee and a per BES fee.

BlackBerry Connect Licensing Program

     RIM expects that the BlackBerry Connect Licensing Program will provide it with another source of revenue in the future. The licensing program enables mobile device manufacturers to equip their handsets with the integrated ability to connect to BlackBerry Enterprise Server(TM) using the same secure, push-based wireless architecture and infrastructure that has been approved and adopted by dozens of carriers and thousands of companies and government organizations around the world. It provides an open, global platform and addresses the distinct desires of end users, IT departments, carriers and licensees alike.

Product Design and Engineering

    Efficiencies in board layout and component integration combined with proprietary software and firmware features allow RIM to customize its core proprietary hardware designs quickly to address new applications, network protocols and transmission frequencies. RIM's radio transceiver technology can be adapted to support multiple protocols in the wireless data communications market, supporting its position as a primary supplier of wireless Internet appliances and related hardware and software products.

    Although RIM's radio designs are complex to develop, the products are simple to use, inexpensive to produce and may be manufactured in large quantities without extensive calibration procedures.

    The development and support of RIM's products require several key areas of expertise within RIM to be closely integrated. RIM has recruited and developed teams with expertise in these required areas and the Company believes that the


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integration and focus of these teams provides RIM with -a significant competitive advantage over its competitors. The following chart outlines several of these key areas of expertise and their design and user benefits.

    Key Area of Expertise            Design and User Benefits
    ---------------------            ------------------------

    RF Engineering                   High performance radio -- low cost,
                                     small  size, efficient
                                     battery consumption, better coverage
    Digital ASIC                     Integration -- low cost, small size
    Analog RF ASIC                   Integration -- low cost, small size
    Intelligent Antennas             Effective radiated power -- better
                                     Coverage and efficient battery consumption
    Power Management                 Low power requirements-- efficient
                                     battery consumption
    Firmware                         Integration, customization-- low cost,
                                     Small size, efficient battery consumption
    Software Tools                   Software development kits-- more
                                     applications available
    Testing Software                 Fast and thorough test/debug-- low cost,
                                     better quality, improved service/support

    One of the significant competitive advantages of RIM's radio design is that its proprietary technology can be extended through development efforts to other protocols and to emerging digital network standards.

Third Party Software Developers

    RIM designs its wireless Internet appliances to be open platforms. RIM's open platform for its wireless solutions enables third party software developers to create new applications and enables manufacturers to enhance their products and services with wireless connectivity. The products have been developed using an architecture that facilitates external software development as new applications can be developed directly on a Microsoft Windows compatible PC using RIM's Software Development Kits ("SDK's"). RIM SDK's expose a rich set of interfaces to allow for the development of powerful applications. Interfaces for the Mobile Data Service ("MDS") - RIM's wireless transport middleware - are also included. RIM SDK's contain handheld and MDS emulators to simplify development and debugging. SDK's can be downloaded from RIM's web site at no charge to assist third party software developers in writing programs for the open device platform. RIM's "Developer Zone" website is extensive and includes SDK's, answers to frequently asked questions, a discussion forum and a listing of demonstration events. RIM also has an engineering development group that provides technical support to third party developers.

Key Alliances and Relationships

    RIM has established several formal and informal working relationships with a diverse group of wireless network operators and distribution channel partners, wireless technology innovators and developers, computer manufacturers and wireless network infrastructure suppliers. The following outlines some of these relationships:


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     Aether Systems Inc.("Aether") - Aether is a reseller of BlackBerry in the
United States.

    AT&T Wireless Services Inc. ("AWS") - AWS markets and sells BlackBerry in the United States on the AWS GSM/GPRS network to their enterprise and retail customers.

    Bell Mobility Cellular Inc. ("Bell Mobility")- Bell Mobility markets and sells BlackBerry in Canada on the DataTAC and CDMA networks.

    Cingular Wireless LLC ("Cingular") - Cingular operates Mobitex and GSM/GPRS networks in the United States.

    Telefonaktiebolaget LM Ericsson ("Ericsson") - Ericsson has entered into a worldwide patent license agreement with RIM. Ericsson has granted RIM a non-exclusive license under Ericsson's patent portfolio for the GSM, GPRS, EDGE and CDMA2000 mobile telephony standards.

    Handspring, Inc. ("Handspring") - RIM and Handspring have signed an agreement under which RIM will license certain RIM keyboard patents to Handspring.

    High Tech Computer Corp. ("HTC") - HTC plans to offer BlackBerry(TM) connectivity for its Microsoft Windows Powered Pocket PC and Smartphone products. Through RIM's BlackBerry Connect licensing program, it is expected that HTC's handhelds will be able to connect to the BES.

    HP/Compaq Computer Corporation ("HP/Compaq") - HP/Compaq co-brands and resells BlackBerry as the iPAQ(TM) BlackBerry Wireless Solution. HP/Compaq offers iPAQ BlackBerry to its customers as part of the company's end-to-end messaging solutions. RIM and HP also collaborate on a mobile printing solution for HP customers.

    Hutchison Telecommunications Limited ("Hutchison") - Hutchison markets and sells BlackBerry operating on Hutchison's Orange GSM Dualband and GPRS network in Hong Kong. Hutchison also announced that Macau and Mainland China will be its next target markets for the BlackBerry solution.

    International Business Machines Corporation ("IBM") - IBM Global Services supports BlackBerry-based solutions and established a team to focus on the integration of BlackBerry with enterprise email and intranet backend systems. IBM also provides business consulting and design services, as well as systems integration services. BlackBerry integrates with Lotus(R) Domino(TM) to provide tight integration with users' existing Lotus Notes(R) accounts. RIM also has a working relationship with Lotus whereby the two companies jointly focus on the development and marketing of mobile and wireless communications solutions.

    Microsoft Corporation ("Microsoft") - BlackBerry integrates with Microsoft Exchange to provide tight integration with users' existing Microsoft Outlook accounts. RIM has established a software development relationship with Microsoft in developing this product. Also, RIM announced plans to enable BlackBerry connectivity for mobile devices based on the Microsoft Windows Powered Pocket PC and Smartphone platforms through the BlackBerry Connect licensing program.


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    mm02 (formerly BT Cellnet(R) Limited) - mm02 sells and markets BlackBerry in the United Kingdom as well as in mm02's other properties in Ireland, the Netherlands and Germany over the GSM/GPRS network.

    Motient Corporation ("Motient") - Motient operates the DataTAC network in the United States. Motient sells the RIM 850 and 857 Wireless Handhelds as part of their eLink messaging solution and also resells the BlackBerry solution to its corporate customers.

    Motorola, Inc. ("Motorola") - RIM and Motorola signed agreements that provide reciprocal licenses for certain patents under RIM's wireless patent portfolio and Motorola's patent portfolio for the iDEN, GSM and CDMA mobile telephony standards.

    Nextel Communications Inc. ("Nextel") - Nextel sells and markets BlackBerry in the United States on its iDEN network.

    Nokia(R) Corporation ("Nokia") - Nokia has signed an agreement to offer BlackBerry connectivity on Nokia products on a global basis. Through RIM's BlackBerry Connect licensing program, Nokia can enable its handsets to connect to the BlackBerry Enterprise Server.

    Palm, Inc. ("Palm") - RIM and Palm have signed an agreement under which RIM will license certain RIM keyboard patents to Palm.

    Rogers AT&T Wireless Inc. ("Rogers") - Rogers sells and markets BlackBerry in Canada on the Mobitex and GSM/GPRS networks.

    QUALCOMM Inc. ("QUALCOMM") - QUALCOMM and RIM have announced a CDMA subscriber unit license agreement which allows RIM to develop 1xRTT based products.

    SAP AG ("SAP") - Coupled with third party solutions, BlackBerry handhelds provide access to SAP applications, providing mobile workers greater efficiency and productivity.

    SFR - SFR sells and markets BlackBerry in France on the GSM/GPRS network.

    Siebel Systems Inc. ("Siebel") - Coupled with third party solutions, BlackBerry handhelds provide access to Siebel applications, providing mobile workers greater efficiency and productivity.

    StarHub Pte Limited ("StarHub") - StarHub plans to sell and market BlackBerry in Singapore on the GSM/GPRS network.

    Sun Microsystems Inc. ("Sun") - BlackBerry handhelds support Sun's Java(TM) 2, Micro Edition (J2ME). RIM also provides a Java(TM) Development Environment to support third-party development of Java-based applications for BlackBerry.


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    Swisscom Mobile ("Swisscom") - Swisscom sells and markets BlackBerry in
Switzerland on the GSM/GPRS network.

    Symbian Ltd. ("Symbian") - Symbian plans to provide a BlackBerry connectivity solution to Symbian OS licensees to enable wireless email and corporate data services on Symbian OS phones. Symbian OS is licensed to the world's leading handset manufacturers including Samsung, Siemens, Nokia, Motorola and Sony Ericsson.

    T-Mobile Deutschland GmbH ("T-Mobile Germany") - T-Mobile Germany sells and markets BlackBerry in Germany and other countries on its GSM/GPRS networks.

    T-Mobile USA ("T-Mobile USA") formerly VoiceStream Wireless Corporation) - T-Mobile USA resells BlackBerry in the United States on the T-Mobile GSM/GPRS network to their enterprise and retail customers.

    Telcel (subsidiary of America Movil) - Telcel plans to bring the BlackBerry wireless platform to Latin America for the first time using Telcel's nationwide GSM/GPRS network.

    Telecom Italia Mobile S.p.A ("TIM") - TIM sells and markets BlackBerry in Italy on its GSM/GPRS network.

     Telefonica Moviles Espana ("Telefonica" a subsidiary of the Telefonica Moviles Group) - Telefonica sells and markets BlackBerry in Spain on the GSM/GPRS network.

    Telstra Corporation Limited ("Telstra") - Telstra sells and markets BlackBerry in Australia on the GSM/GPRS network.

    TELUS Mobility ("TELUS") - TELUS plans to sell and market BlackBerry in Canada on TELUS Mobility's 1X network.

    Verizon Wireless ("Verizon") - Verizon resells BlackBerry in the United States on the Verizon CDMA2000 1X network.

    Vodafone Limited ("Vodafone") - Vodafone sells and markets BlackBerry in the United Kingdom on the GSM/GPRS network with roaming available in 14 European countries.

    Industry Associations. RIM is an active participant in numerous industry associations and standards bodies including the GSM Association, CTIA, ETSI (Europe), ITAC (Canada), CWTA (Canada), TIA (US), IPC (US), SMTA (US), W3C, 3GPP, 3GPP2, Open Mobile Alliance ("OMA"), 3G Americas, GSMNA, NTGTS (U.S.) EFC (Canada), CITO (Canada) and the Java Community Process Executive Committee ("JCP EC"). The Company has also been involved in the work of PTCRB (US), GCF (Europe) - product certification authorities. RIM's involvement with these and other associations includes joint marketing, presentations at conferences, standards development, government advocacy, training, technology licensing by RIM and pursuing sales of RIM products.


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Sales, Marketing and Distribution

    RIM markets and sells its BlackBerry solution primarily through global wireless communications carriers, who distribute the solution to customers. RIM also has a number of carrier-focused business units which support the sales and marketing efforts of RIM's carrier partners through training, technical account management and sales and marketing support. BlackBerry Connect is a licensing program that will be marketed by RIM and offered to mobile device manufacturers. Commercial availability of BlackBerry Connect is expected to begin later this year. RIM's OEM radio modems are primarily marketed through the efforts of RIM business development personnel directly. As of March 1, 2003, RIM's marketing, sales and business development, BlackBerry operations, customer support, billing and technical support teams consisted of 531 people.

Customers

    RIM is primarily dependent on a small, but increasing number of customers with respect to sales of its products both in terms of numbers of units sold and the aggregate value of its sales. In fiscal 2003, one customer comprised 12% of the Company's sales (in fiscal 2002 - two customers comprised 17% and 11%, respectively).

    Customers for BlackBerry include large carriers, resellers and direct end users ("direct customers"). Direct customers are Mobitex and Data Tac BlackBerry subscribers only where RIM has been able to purchase wholesale airtime from carriers. For GPRS, 1xRTT and iDen handhelds, the Company sells to carriers, who in turn bundle with airtime and sell to end customers. Software is licensed directly to end customers and carriers, although it is distributed by carriers, resellers and directly through RIM. The Company's BES supports multiple networks. OEM customers include Panasonic, Lipman and others. The Company sells OEM hardware, which is then incorporated into the customers' products.

    In fiscal 2003, 83.3% of the Company's revenues were derived from the United States, 9.6% were derived from other foreign jurisdictions and the remaining 7.1% of revenues were derived from Canada.

Competition

    The competitive environment for the wireless data communications industry is rapidly evolving and no technology has been exclusively or commercially adopted as the industry standard for wireless data communication to date. Accordingly, both the nature of competition and the scope of the business opportunities afforded by this market are currently uncertain. Strategic relationships in the wireless data communications industry are also evolving. Specific infrastructure manufacturers, network operators and other businesses within the industry may currently be customers of, suppliers to, strategic partners with, or investors in other businesses. The Company is currently working with a number of businesses, some of which are direct competitors with each other and others of which are current or potential competitors of RIM. It is unclear to what extent network infrastructure developers, enterprise


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software vendors, PC or PDA vendors, or key network operators will seek to provide integrated wireless solutions, including access devices developed internally or through captive suppliers.

    In the wireless data communications access market, the Company is aware of several suppliers of access devices for public two-way wireless data networks:
HTC, Good Technologies, WaveCom, Dell, SonyEriccson, Ericsson(R) Mobile Data Design, Handspring(TM), Kyocera, Microsoft Corporation, Motorola, Nokia, Danger Technologies and Palm, among others. In addition the Company may face competition from companies focused on providing middleware to facilitate end-to-end wireless messaging solutions. Companies in this category include Visto, Seven, JP Mobile, Jarna, Extended Systems, Synchrologic, Good Technologies, Microsoft and Infowave, among others.

    A variety of approaches are being pursued as diverse handset and handheld vendors attempt to provide mobile access to corporate data. These approaches include "smart" phones, PDA's, wireless PDA's, phone/PDA hybrids, converged voice and data devices, a variety of middleware offerings and other end-to-end integrated wireless solutions. The success of these substitute products has been limited to date and their ultimate success in the marketplace is not known.

    RIM management believes that the ultimate success of the Company in achieving its business objectives will depend on its ability to ensure that its network partners receive the products and support required from RIM to drive end-user enterprise demand for the BlackBerry solution. RIM must also remain responsive to end-user needs and continue to develop and market leading- edge hardware and applications. In addition, the Company must also ensure that its products are positioned, in terms of cost, performance and other selection criteria, to ultimately form part of the integrated wireless access solutions offered by its strategic partners within the industry to their customers.

Research and Development

    The Company's research and development strategy seeks to provide broad market applications for products derived from its technology base. As of March 1, 2003, RIM's research and development team consisted of 646 people. Gross research and development expense in fiscal 2003 was $65.0 million, which was partially funded by $9.0 million of government assistance in the form of funding reimbursements from Technology Partnerships Canada ("TPC"). The agreement with TPC is a three-year research and development project (the "second project") under which total contributions from TPC will be a maximum of $23.3 million (the "contribution commitment"). The Company is of the view that it has fulfilled all perquisite funding conditions and has recorded all of the contribution commitment as at March 1, 2003 and no further TPC funding reimbursements are due to RIM under this project. The Company also qualifies for investment tax credits ("ITC's") on eligible expenditures on account of scientific research and experimental development. The Company has not recognized any benefit from ITC's in the Consolidated Statement of Operations and Deficit in fiscal 2003.


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    The Company's development efforts are focused primarily on the following areas:

    o improving the functionality and expanding the wireless data offering of its BlackBerry Solution and Wireless Handhelds;
    o developing handhelds for new wireless data network technologies; o expanding the BlackBerry platform to enable development of third party applications;
    o    expanding and enhancing the BlackBerry wireless email solution;
    o    introducing new form factors;
    o    improving network operability; and
    o    improving the characteristics of the Company's radio design.

    The Company also engages in some longer term fundamental research both directly and by selective funding of university research projects. Product development research is also funded in part by purchase commitments for a product or products under development. The Company endeavors to take advantage of specific government and academic support and financial assistance programs to partner with its research activities where available. The Company also dedicates a large portion of its software investment in the BlackBerry solution such as device applications, server software and infrastructure, with an emphasis on satisfying the needs of the corporate IT department.

Intellectual Property

    The policy of the Company is to apply for patents and/or seek other appropriate proprietary or statutory protection when it develops valuable new or improved technology. RIM believes that the rapid pace of technological change in the communications industry makes patent and trade secret protection important, but this protection must be supported by other means including the ability to attract and retain qualified personnel, new product introductions and frequent product enhancements.

    RIM protects its technology through a combination of patents, copyrights, trade secrets and contractual arrangements. RIM seeks to patent key concepts, components, protocols, processes and other inventions that it considers to have commercial value or that will likely give RIM a technological advantage. Although RIM applies for patent protection primarily in Canada and the United States, the Company has filed, and will continue to file, patent applications in other countries where there exists a strategic technological or business reason to do so. To broadly protect RIM's inventions, the Company has a team of in-house and outside patent attorneys interact with employees, reviewing invention disclosures and preparing patent applications on a broad array of core technologies and competencies. As a result, RIM owns rights to an array of patented and patent pending technologies relating to wireless communication technology.

    RIM's products also contain a number of custom ASIC's designed by RIM's engineering team that embody proprietary circuit designs owned by the Company. Additionally, RIM's software and firmware, especially the operating systems for the products and the code necessary for efficient modulation and demodulation of the radio signal carrying the wireless data, have been developed through several years of research by RIM personnel.


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    It is RIM's general practice to enter into confidentiality and non-disclosure agreements with its employees, consultants, contract manufacturers, customers, potential customers and others to attempt to limit access to and distribution of its proprietary information. In addition, the Company generally enters into agreements with employees that include an assignment to the Company of all intellectual property developed in the course of employment. The Company also enters into various licensing agreements with its existing and potential customers and others for use of its technology. In addition, the Company has entered into patent licenses for some of its patents. RIM has also entered into license agreements to license the technology of companies that have recognized dominant patent portfolios that are essential to build devices that operate on public wireless standards such as those specified by 3GPP.

Production

    In March 2002, RIM moved into its new 122,000 square foot manufacturing facility strategically located within close proximity to the Company's research and development facilities and labs.

    RIM is well positioned to fulfill the requirements of customers seeking a reliable, assured source of supply for access device orders, which are typically placed on a volume order basis, because of the substantial investment made in commissioning its new manufacturing facility. Additional production capacity will be added as the market matures. The facility currently has a capacity of approximately 1.5 million devices per year. In addition to the economies of scale RIM has received by centralizing production, RIM fully integrates production with its internal research, development and supplies activities. RIM expects that these benefits will be significant and will grow incrementally as it pursues its medium term objective of positioning itself to provide cost-effective and innovative access device solutions across the entire range of current wireless network standards.

Regulatory Matters

    In addition to the regulatory requirements applicable to any business, an access device manufacturer must obtain certification from the radio/telecommunications regulatory authorities in most jurisdictions before commencing commercial sale of its products in those jurisdictions. A significant competitive advantage exists for manufacturers with established businesses who have previously met the certification requirements for their products and who are familiar with the regulatory process.

    RIM's products must be approved by the Federal Communications Commission ("FCC") before they can be used in commercial quantities in the United States. In Canada, the relevant regulatory authority is Industry Canada while the European Community ("EC") sets requirements for use in EC member states. Regulatory requirements are similar in other jurisdictions. All regulators require that access devices meet various standards, including limits with respect to interference with other electronic equipment and safety standards with respect to human exposure to electromagnetic radiation.


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    RIM's BlackBerry Wireless Handheld product line and OEM radio modems which are made commercially available by RIM meet FCC, Industry Canada, and EC requirements. In addition, the RIM BlackBerry Wireless Handheld product line and the OEM radio modems have obtained necessary regulatory approvals required by other countries where such products are made commercially available by RIM.

    Given the nature of its product designs, RIM does not anticipate any material regulatory approval issues for other products as they are developed for commercial release. During fiscal 2002 the Company completed construction of its new on-site testing facilities. RIM has subsequently received the required regulatory certifications of its testing facilities, allowing the Company to perform all of the testing required by the FCC and Industry Canada, and most of the testing required by the EC. In addition, RIM can also perform some of the testing which is required by other international regulatory authorities in some of the countries where the Company makes its products commercially available.

Environmental Regulations and Costs

     Some of the Company's operations are subject to regulation under various provincial, federal, state and international laws governing the environment and hazardous substances. Also, particularly in Europe, the Company may be subject to compliance with developing product content requirements relating to recycling as well as product take back requirements that would make the Company responsible for recycling and/or disposing of products the Company has sold. These and other environmental laws may become stricter over time and may require the Company to incur substantial costs for compliance.

Employees

    As of March 1, 2003, RIM had 1,847 employees; including 659 in the advanced research, product development, standards and licensing areas; 557 in sales, marketing and business development; 293 in manufacturing; and 338 in information technology which includes BlackBerry network operations and service development, finance, legal, facilities and corporate administration. Currently RIM employees enter into intellectual property rights assignments and non-disclosure agreements with the Company.

    During the third quarter of fiscal 2003, as part of the implementation of a plan to improve operating results, the Company recorded restructuring charges that included the termination of employees, related costs and the closure and exit of certain leased facilities. The 254 employees identified in connection with the workforce reduction component of the restructuring plan were dismissed on or about November 12, 2002. The Company has concluded formal severance arrangements with almost all of the individuals who were terminated on November 12, 2002. Additionally, the Company has yet to vacate a leased facility deemed redundant as part of the restructuring plan. The Company expects to complete the remaining elements of the restructuring plan during the first half of fiscal 2004.

Facilities

    The Company's corporate headquarters and manufacturing facilities are located in Waterloo, Ontario, Canada. In a campus-type layout of 9 buildings, the facilities house the corporate, administration, finance, engineering, research and development, sale and marketing and manufacturing operations. These buildings contain a total of approximately 730,000 square feet of which RIM occupies approximately 467,000 square feet, with the balance currently sublet to third party tenants.

    RIM leases a 32,700 square foot facility in Nepean, Ontario and a 21,400 square foot facility in Mississauga, Ontario. These two facilities are used primarily for research and development and engineering functions.

    RIM leases a total of approximately 16,400 square feet in various locations throughout the United States and which house various sales, marketing, information technology and administration activities.

    RIM leases a total of approximately 19,800 square feet in locations outside of Canada and the United States, primarily Europe, including a 16,500 square foot facility in Egham, UK which houses sales, marketing, engineering and administration activities; as well as various small sales offices throughout Europe.

Legal Proceedings

NTP, Inc.

    During November 2001, the Company was served with a complaint filed by NTP, Inc. ("NTP") alleging that the Company infringed on eight of NTP's patents (the "NTP matter").

    During the second quarter of fiscal 2003, the Company recorded an expense of $4.9 million for its current and estimated future costs with respect to ongoing legal fees for the NTP matter.

    The NTP matter went to trial during the third quarter of fiscal 2003 in the United States District Court for the Eastern District of Virginia (the "Court"). The jury issued a verdict in favour of NTP on November 21, 2002. Specifically, the jury found that certain of the Company's products and services made available in the United States over certain periods infringed on NTP patents (the "infringing revenues") and as a result the jury awarded damages based upon its assessment of the estimated income derived from these infringing revenues. The jury also found that the infringement was willful. Based upon its finding of infringement, the jury awarded compensatory damages of $23.1 million (the "jury verdict") based upon its assessment of the infringing revenues multiplied by its determination of an appropriate royalty rate (the "royalty rate"). Accordingly, during the third quarter of fiscal 2003, the Company recorded an expense of $23.1 million pursuant to the jury verdict; and as well recorded an expense of $4.7 million for its current and estimated future costs with respect to ongoing legal fees for the NTP matter for a total charge of $27.8 million. The jury's compensatory damages award of $23.1 million remains subject to post-trial motions and appeal.

    During the fourth quarter of fiscal 2003, both NTP and the Company filed post-trial motions and supporting memoranda with the Court in advance of the February 28, 2003 hearing. NTP filed motions for entry of final judgment; prejudgment and postjudgment interest; enhanced damages; attorney fees; and an application for a permanent injunction. The injunction application seeks to prohibit the Company from providing BlackBerry service in the United States and from selling and/or distributing certain handhelds and software. The Company's counsel filed, among other motions, a motion asking the judge to enter a judgment in favour of the Company as a matter of law, notwithstanding the jury's verdict; and as well a motion for a new trial.

    During the hearing on February 28, 2003, the Court heard arguments in relation to these post-trial motions, but only ruled on two of the motions. First, the Court ruled that NTP was entitled to, for the purposes of determining additional compensatory damages, an accounting of the Company's infringing revenues for the period November 1, 2002 to February 28, 2003 (the "Accounting"). Second, the Court ruled that if the jury's verdict were entered, the prejudgment interest rate would be set at the prime rate.

    Based upon the Court's Order dated March 11, 2003 (the "Order"), i) the jury's compensatory damages award shall be increased by the amount equal to the infringing revenues for the period November 1, 2002 to November 30, 2002 multiplied by the royalty rate; ii) supplemental judgment is entered for NTP for compensatory damages equal to the infringing revenues for the period December 1, 2002 to February 28, 2003 multiplied by the royalty rate. Whether enhancement of said supplemental judgment is warranted will be determined at a later time; iii) the Company was obligated to provide, and did provide the Accounting on or before March 30, 2003, duly verified and sworn, to NTP and the Court; iv) commencing with the first quarter of fiscal 2004, the Company shall provide an ongoing quarterly Accounting to NTP and the Court of all infringing revenues; v) the Company shall establish an interest-bearing account with an FDIC-insured bank located in the Eastern District of Virginia and make deposits therein on a quarterly basis ("Quarterly Deposits") to account for any ongoing postjudgment infringement activity, in amounts equal to the quarterly infringing revenues multiplied by the royalty rate. Whether enhancement of the Quarterly Deposits is warranted will be determined at a later date; vi) the Quarterly Deposits shall continue until such time as the judgment of this Court is affirmed, reversed, or remanded, at which time the parties shall move the Court for a hearing on the disposition of the Quarterly Deposits; vii) the Company shall pay prejudgment interest in the compensatory (non-enhanced) portion of damages awarded by the jury. Such interest shall accrue from the date of the Company's first infringing activity and be compounded quarterly. The parties were jointly obligated to, and did submit a calculation of the interest due thereunder no later than March 30, 2003; viii) the Company shall pay postjudgment interest on the full amount of the monetary award entered by the Court, as specified in the Court's entry of final judgment.

    The Court did not rule on other post-trial motions and ordered the parties to mediation before a U.S. Magistrate Judge. No definitive time frame was set for the mediation.

    On May 23, 2003 the Court ordered that: i) NTP be awarded compensatory damages such that all infringing revenues subsequent to the date of the jury verdict are enhanced by a factor of 0.5 or 50% to 8.55% and that infringing revenues now include all BlackBerry handheld, service and software revenues in the United States; ii) NTP be awarded plaintiff's attorney fees for the period up to February 22, 2003, at a factor of 0.8 or 80% of actual fees incurred by NTP in this matter; and iii) postjudgment interest be computed on enhanced compensatory damages.

    The Court has not yet ruled on other matters, including whether or not an injunction will be granted to NTP.

    As the May 23, 2003 ruling was received before the completion of the Company's annual consolidated financial statements, the Company recorded, during the fourth quarter of fiscal 2003, an expense of $25.5 million with respect to the NTP matter to provide for additional estimated compensatory damages for the period November 1, 2002 to February 28, 2003; enhanced compensatory damages awarded by the Court, plaintiff's attorney fees awarded by the Court, prejudgment interest from the date of the Company's first alleged infringing activity to the jury verdict on November 21, 2002, postjudgment interest for the period November 22, 2002 to March 1, 2003; and additional current and estimated future costs with respect to ongoing legal fees.

    The total expense recorded in relation to the NTP matter for the fiscal year 2003 is $58.2 million.

    As of the completion of these consolidated financial statements, the likelihood of any further loss and the ultimate amount of loss, if any, was not reasonably determinable; consequently, the Company has not recorded any additional amounts from those noted above.

Good Technology, Inc.

    On May 30, 2002, the Company was served with a motion for declaratory judgment wherein the United States District Court, Northern District of California has been petitioned by Good Technology, Inc. ("GTI") to find that one of the Company's U.S. patents is invalid or not infringed by GTI's wireless handheld products and related software. On February 3, 2003, the Company filed a counterclaim against GTI within the Northern District Action, alleging among other things, GTI's infringement of the Company's patent-in-suit, which counterclaim seeks injunctive relief, monetary damages and costs against GTI, along with other relief. The discovery process is ongoing, and the trial date is not yet scheduled, but is not anticipated to occur prior to 2004. The likely outcome of this motion is not determinable but in any event would not result in the Company having to pay monetary damages to GTI.

    During the second quarter of fiscal 2003, the Company filed several complaints and lawsuits against GTI alleging GTI's infringements of a number of the Company's patents, copyrights, trademarks and other property. The Company has asked the Court for injunctions against GTI as well as for monetary damages and costs. In these lawsuits, by way of relief, the Company is asking the Court for injunctive relief and an award of monetary damages. In addition, the Company asserts that GTI's infringement is wilful, thus allowing the Court to award enhanced monetary damages as well as attorneys' fees and costs. The discovery process has not yet been concluded. At this time, the likelihood of recoveries and the ultimate amounts, if any, with respect to all of the GTI actions are not determinable.

    During the third quarter of fiscal 2003, the Company filed a fourth lawsuit against GTI. This lawsuit has been filed in the Superior Court of the State of California for the County of Orange. In this complaint, both GTI and a GTI Vice President have been named as defendants. The complaint alleges that GTI has engaged in misappropriation of the Company's trade secrets, breach of contract, tortuous interference with contracts and prospective economic relations, unfair competition, unjust enrichment and breach of implied duty of good faith and fair dealing. By way of relief, the Company is asking the Court for injunctive relief. In addition, the Company is asking the Court for an award of general, special and punitive damages for GTI's unfair competitive acts as well as attorneys' fees and costs to the Company. An interim injunction application was heard and denied by the Court in April 2003, and the trial is not anticipated to occur prior to the fourth quarter of calendar year 2003. At this time, the likelihood of recoveries and the ultimate amounts, if any, with respect to all of the GTI actions are not determinable.

General

    From time to time, the Company is involved in other claims in the normal course of business. Management assesses such claims and where considered likely to result in a material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management's assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

Risk Factors

NTP Litigation

     In November 2001, the Company was served with a complaint filed by NTP, Inc. alleging that the Company had infringed on eight of NTP's patents. NTP asserted that these patents cover the use of radio frequency wireless communications in electronic mail systems. The matter went to trial in 2002 in the United States District Court for the Eastern District of Virginia (the "District Court"), and the jury issued a verdict in favour of NTP on November 21, 2002, finding that certain of the products and services RIM sells in the United States infringe on five of NTP's patents. As a result, the jury awarded damages based upon its assessment of the estimated income derived from certain of the Company's revenues that were considered "infringing revenues". The jury also found that the infringement by RIM was willful. Based upon its finding of infringement, the jury awarded compensatory damages to NTP of $23.1 million, or 5.7% of the infringing revenues.

     During the fourth quarter of fiscal 2003, NTP filed several motions, including a motion for enhanced damages based on the jury's finding that the infringement was willful and an application for a permanent injunction. The injunction application seeks to prohibit RIM from providing BlackBerry service in the United States and from selling or distributing certain handhelds and software. By Order dated March 11, 2003, the District Court ruled that NTP was entitled to additional compensatory damages: (a) for the period November 1, 2002 to February 28, 2003; and (b) for each quarterly fiscal accounting period subsequent to February 28, 2003.

     On May 23, 2003, the District Court ordered that: (a) the jury's award of compensatory damages be enhanced by $8.9 million; (b) NTP be awarded enhanced compensatory damages, such that the rate of 5.7% for all post-verdict infringing revenues be increased by a factor of 0.5 (or 50%) to 8.55%; and (c) NTP be awarded approximately $4.2 million in attorneys' fees. In accordance with a joint stipulation of the Company and NTP dated April 10, 2003, revenue from the sale of certain additional specified BlackBerry handheld models and service in the United States shall be included in post-verdict infringing revenues

     As of July 17, 2003, the litigation remains before the District Court. The District Court has yet to rule on NTP's motion to grant a permanent injunction prohibiting the Company from providing BlackBerry service in the United States, and the use, sale, and manufacture of certain RIM Wireless Handhelds in the United States and the importation of these handhelds into the United States. The Company has filed motions asking the District Court to stay the proceedings pending the completion of the review of certain of NTP's patents by the United States Patent and Trademark Office; or alternatively, to stay the entry of an injunction against RIM during the time of its appeal. It is uncertain when the District Court will issue an order relating to these motions and there can be no assurance that the District Court will not issue an injunction in the very near term, that could effectively preclude RIM from providing BlackBerry products and services in the United States. If the Company appeals any such injunction that has been granted, there can be no assurance that the appellate courts will provide any form of temporary or permanent relief from such an injunction.

     The total expense recorded by the Company in relation to the NTP matter for fiscal 2003 was $58.2 million and for the first quarter of fiscal 2004 was $7.5 million. The current jury verdict, rulings, damages and other awards in this litigation remain subject to appeal. There can be no assurance that any such appeal, if made, would be successful. Commencing in the first quarter of fiscal 2004 and on a quarterly basis thereafter, the Company is required to deposit the then current period's enhanced compensatory damages amount (the "quarterly deposit") into a bank escrow account, subsequent to the end of each fiscal quarter. The quarterly deposits will be retained in escrow until the appeals process is complete. The current period's quarterly deposit obligation is reflected as Restricted cash on the Consolidated Balance Sheets as at May 31, 2003. The Company has made the required escrow bank account deposit in the amount of $6.9 million with respect to the first quarter of fiscal 2004. Additionally, the Company intends to fund, through the use of a letter of credit or bond facility, any monies that the Company would owe to NTP as ultimately determined by the District Court, as well as any monies confirmed by future final court rulings, other than the above quarterly escrow deposit amounts (the "NTP monies owing"). The Company is awaiting final rulings by the District Court, including approval of the exact structure of the proposed credit facility to be used, to satisfy any funding obligation.

     The jury verdict in the NTP litigation matter, as amended by the District Court, requiring the Company to pay an ongoing royalty of 8.55% in respect of all infringing revenues will, unless overturned or significantly amended on appeal to the appellate courts, have a material adverse effect on the Company's future financial results and may significantly impede its growth prospects. In addition, if the District Court grants a permanent injunction preventing the Company from providing BlackBerry service and selling or distributing certain handhelds and software in the United States, and the Company is not able to obtain a stay of the injunction either from the District Court or from the appellate courts on appeal, the Company will be unable to continue selling BlackBerry products and services in the United States, the largest market for the Company's products and services (representing 83.3% of its consolidated revenues in fiscal 2003) unless the Company is able to negotiate a license from NTP at that time, which may not be available to RIM at a reasonable cost or at all.

Product Development and Technological Change

    The wireless data communications industry is an emerging industry that is characterized by rapid technological change, evolving industry standards and frequent new product introductions. Accordingly, the Company believes that its future success depends upon its ability to enhance current products, and to develop and introduce new products offering enhanced performance and functionality at competitive prices.

    Currently, the Company's products have been designed to accommodate the technical requirements of Mobitex, DataTac, GSM/GPRS, CDMA and IDEN, and the wireless data networks the Company currently supports, which are 2G and 2.5G technologies. Although these are currently the dominant communications technology standards, they may not always be, and the Company's business may be adversely affected if these technologies or subsequent new technologically advanced products on which the Company focuses do not achieve acceptance among customers. The Company is currently developing a number of products incorporating advanced technologies, including products incorporating 3G technologies, from which the Company will pursue those products that it expects to have the best chance for success based on the Company's expectations of future market demand. There can be no assurance that the technologies and related products on which the Company focuses may not be brought to market by the Company and/or network operators as quickly as anticipated or may not achieve a broad customer acceptance among operator or end-users of the Company's products.

    The development and application of new technologies involve time, substantial costs and risks. The Company's inability, for technological or other reasons, to enhance, develop and introduce products in a timely manner in response to changing market conditions or customer requirements could have a material adverse effect on the Company's results of operations or could result in its products becoming obsolete. The ability of the Company to compete successfully will depend in large measure on its ability to maintain a technically competent research and development staff and to adapt to technological changes and advances in the industry, including providing for the continued compatibility of its products with evolving industry standards and protocols and competitive network operating environments.

Network Disruption And Levels Of Service

     The BlackBerry service is provided through a combination of the Company's network operating centre and the wireless network of the Company's carrier partners. The Company's operations rely to a significant degree on the efficient and uninterrupted operation of complex technology systems and networks, which are in some cases integrated with those of third parties. The Company's networks and technology systems are potentially vulnerable to damage or interruption from a variety of sources including damage or interruption by fire, earthquake, power loss, telecommunications failure, terrorist acts, war or other events beyond the Company's control. Although the Company pursues various measures in order to manage its risks related to network disruption, there can be no assurance that these measures will be adequate. Ann outage in a network or system or other unanticipated problem that leads to an interruption or disruption of the BlackBerry service could have a material adverse effect on the Company's operations, sales and operating profit.

     In addition, poor performance in or disruptions of the services the Company delivers to its customers could harm the Company's reputation, delay market acceptance of the Company's services and subject the Company to liabilities. The Company enters into Service Level Agreements ("SLAs") with certain customers. The SLAs specify the events constituting "down time" and the actions that the Company will take to rectify or respond to such down time. The SLAs generally provide a specified time within which the Company will undertake to remedy the situation. If the Company fails to meet these SLAs, the Company may be required to credit a percentage of the fees a customer has paid for the Company's services or suffer financial penalties, each of which could have an adverse effect on the Company's business, operations and financial results.

Dependence on Network Carrier Partners

     The Company is increasingly dependent on its ability to establish and develop new relationships and to build on existing relationships with its network carrier partners, who the Company relies on to deliver its current and future products and services. The Company expects this trend to continue as it sells an increasing number of its products through network carriers and resellers, rather then directly to the enterprise or end user.

     There can be no assurance that the Company will be successful in advancing its relationship with network carriers. Any non-performance by RIM under these contracts may have a significant adverse consequence for it, because customers are demanding stringent contract undertakings with respect to service levels that involve penalties to be paid by RIM for non-performance. If any significant customer discontinues its relationship with RIM for any reason, or reduces or postpones current or expected purchase commitments for the Company's products and services, the Company's business, operating results and financial condition could be materially adversely affected.

    In addition, there can be no assurance that the network carriers will act in a manner that will promote the success of the Company's products. Factors that are largely within the control of network carriers but are important to the success of the Company's BlackBerry solution include:

    o the quality and coverage area of voice and data services offered by the carriers;
    o    the degree to which carriers actively promote RIM products;
    o    the extent to which carriers offer and promote competitive products;
    o the pricing and terms of voice and data plans that carriers will offer for use with the BlackBerry solution;
    o sales growth of wireless handhelds, along with the related service, software and other revenues with respect to the BlackBerry wireless email solution;
    o significant numbers of new activations of BlackBerry subscribers, as well as retention of existing ones;
    o    the carriers' interest in testing RIM products on their networks;
    o    network performance and required investments in upgrades; and
    o future investments in evolving network technologies, such as 3G network capability.

     Failure by the Company's network carriers to promote and support RIM's products and services could adversely affect the Company's revenue growth. Failures in the networks could result in loss of or delay in market acceptance of the Company's new product and service offerings.

     In addition, the Company sells the BlackBerry solution through its network carrier partners who distribute the solution to its customers. Some of these carriers also sell products of the Company's competitors. If some of the Company's competitors offer the carriers more favourable terms or have more products available to meet their needs, those carriers may stop carrying the Company's products or de-emphasize the sale of the Company's products in favour of the products of competitors of the Company. In addition, if the Company is unable to maintain successful relationships with its carriers and to expand other distribution channels, the business of the Company could suffer.

    Additionally, because the Company bundles Mobitex and DataTac airtime for its direct customers, it is dependent on the telecommunications network operators over which the Company has limited control. RIM relies on certain of its network carrier partners to sell the Company wholesale airtime in order that RIM can re-sell to its direct BlackBerry subscribers. If the carriers materially alter their pricing schedules and/or do not extend or renew current contractual commitments, the Company's revenue growth will be adversely affected.

Protecting Proprietary Technology

     The Company's commercial success depends to a significant degree upon its ability to develop new or improved technologies and products, and to successfully obtain patent or other proprietary or statutory protection for these technologies and products in Canada, the United States and other countries. The Company seeks to patent key concepts, components, protocols and other inventions that it considers to have commercial value or that will likely give the Company a technological advantage. RIM owns rights to an array of patented and patent pending technologies relating to wireless communication in the United States, Canada and oversees. The Company continues to devote significant resources to protecting its proprietary technology. However, the Company may not be able to develop technology that is patentable, patents may not be issued in connection with the Company's pending applications and claims allowed may not be sufficient to protect the Company's technology. Furthermore, any patents issued to the Company could be challenged, invalidated or circumvented, and may not provide proprietary protection or competitive advantages to the Company.

     A number of the Company's competitors and other third parties have been issued patents, and may have filed patent applications or may obtain additional patents and proprietary rights for technologies similar to those that the Company has made or may make in the future. Since patent applications filed before November 29, 2000 in the United States are maintained in secrecy until issued as patents, and since publication or public awareness of new technologies often lags behind actual discoveries, there can be no assurance that it was the first to develop the technology covered by the Company's pending patent applications or that the Company was the first to file patent applications for the technology. In addition, the Company's disclosure in its patent applications, particularly in respect of the utility of its claimed inventions, may not be sufficient to meet the statutory requirements for patentability in all cases. As a result, there can be no assurance that its patent applications will result in enforceable patents.

     Protection of the rights sought in published patent applications can be costly and uncertain, and can involve complex legal and factual questions. In addition, the laws of certain countries in which the Company's products are sold or licensed do not protect intellectual property rights to the same extent as the laws of Canada or the United States. Therefore, the breadth of claims allowed in the Company's patents, and their enforceability, cannot be predicted. Even if the Company's patents are held to be enforceable, others may be able to design around the Company's patents or develop products similar to the Company's products that are not within the scope of the Company's patents. There can be no assurance that any of RIM's patents or patent applications will provide any protection or competitive advantages to the Company.

     In addition to patents, the Company relies on copyrights, trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights. While the Company enters into confidentiality and non-disclosure agreements with its employees, consultants, contract manufacturers, customers, potential customers and others to attempt to limit access to and distribution of its proprietary and confidential information, there can be no assurance that:

    o some or all of the Company's confidentiality agreements will not be honoured;
    o    third parties will independently develop equivalent technology;
    o disputes will arise with the Company's strategic partners, customers or others concerning the ownership of intellectual property; or
    o unauthorized disclosure of the Company's know-how or trade secrets will occur.

     There can be no assurance that the Company will be successful in protecting its proprietary rights.

Risks of Third Party Claims for Infringement

     The Company's commercial success depends, in part, on its not infringing intellectual property rights owned by others. The industry in which the Company competes has many participants who own, or claim to own, intellectual property. The Company cannot determine with certainty whether any existing third party patents or the issuance of any third party patents would require the Company to alter its technologies, obtain licenses or cease certain activities.

     The Company has received, and may in the future receive, claims from third parties asserting infringement and other related claims. Litigation may be necessary to determine the scope, enforceability and validity of such third party proprietary rights or to establish the Company's proprietary rights. Some of the Company's competitors have, or are affiliated with companies having, substantially greater resources than those of the Company, and these competitors may be able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than the Company could. Regardless of whether claims that the Company is infringing patents or other intellectual property rights have any merit, those claims could:

    o    be time-consuming to evaluate and defend;
    o    result in costly litigation;
    o    cause product shipment delays or stoppages;
    o    divert management's attention and resources;
    o    subject the Company to significant liabilities; and
    o    require the Company to enter into royalty or licensing agreements.

     In addition to being liable for potentially substantial damages relating to a patent or other intellectual property infringement action against the Company or, in certain circumstances its customers with respect to the Company's products and services, that is not resolved in the Company's favour, the Company may be prohibited from developing or commercializing certain of its technologies and products unless the Company obtains a license from the holder of the patent or other intellectual property rights. There can be no assurance that the Company will be able to obtain any such license on commercially favourable terms, or at all. If such a license is not obtained, the Company will be required to cease these related business operations, which will have a material adverse effect on the Company's business, financial condition and results of operations.

Ability to Manage Growth and Ongoing Development of Service and Support
Operations

    The Company has experienced a period of significant growth in sales and personnel that has placed strain upon its management systems and resources. Sales have increased to $306.7 million in fiscal 2003 from $20.9 million in fiscal 1998. Although sales of BlackBerry wireless handhelds to network operators, strategic partners and corporate partners continued to generate significant revenue streams for the Company in fiscal 2003, the Company is earning an increasing amount of its revenues from recurring monthly fees from the BlackBerry service and the licensing of BlackBerry software. This solution requires ongoing development of service and support operations, including hiring and training employees and developing corporate standards and systems. Management systems will need to be continually enhanced and upgraded as the

Company continues to significantly increase its BlackBerry customer base such that the Company will need to increase or re-allocate the number of employees and facilities dedicated to customer service, fulfillment, billing and other administrative functions. There can be no assurance that the Company has made adequate allowances for the costs and risks associated with the expansion of its service offerings, that its systems, procedures or controls will be adequate to support its operations, or that the Company will be able to successfully offer and expand its service offerings. There are a limited number of people with the necessary training and skills to manufacture and market the Company's products or to provide the necessary services that the Company provides. If the Company was unable to hire or re-allocate skilled employees in a timely manner, it might be unable to meet its business plans. There can be no assurance that the Company will be able to effectively manage its growth or its shift in business revenues.

Security Risks

     The BlackBerry service involves the transmission of business-critical, proprietary information. If the security measures that the Company has implemented are breached or if there is an inappropriate disclosure of confidential information, the Company could be exposed to litigation and possible liability. Even if the Company was not held liable, a security breach or inappropriate disclosure of confidential information, could harm its reputation, and even the perception of a security risk, could inhibit market acceptance of its products and services. In addition, the Company may be required to invest additional resources to protect it against damages caused by these actual or perceived disruptions or security breaches in the future.

Competition

     The Company is engaged in an industry that is highly competitive and is rapidly evolving. No technology has been exclusively or commercially adopted as the industry standard for wireless data communication. Accordingly, both the nature of the competition and the scope of the business opportunities afforded by the market in which the Company competes are currently uncertain. The Company's competitors, including many new market entrants, may implement new technologies before the Company does. In addition, the Company's competitors may deliver new products and solutions earlier, or provide more attractively priced, enhanced or better quality products and solutions than the Company.

     Many of the Company's competitors have greater name recognition, larger customer bases and significantly greater financial, technical, marketing, public relations, sales, distribution and other resources than RIM does. There can be no assurance that RIM will be able to compete effectively with such companies. The Company also expects that additional competition will develop, both from existing businesses in the wireless data communications industry and from new entrants as demand for wireless access products and services expands and as the market for these products and services becomes more established. In addition, network infrastructure developers, independent software vendors, PC or PDA vendors or key network operators may seek to provide integrated wireless solutions including access devices developed internally or through captive suppliers. Competition could result in price reductions, fewer customer orders and reduced gross margin. There can be no assurance that RIM will be able to compete successfully and withstand competitive pressures.

International Expansion of Business Operations

    Sales outside North America represent approximately 9.6% of the Company's sales in fiscal 2003. RIM intends to continue to pursue international market growth opportunities, which could result in a scenario where international sales may account for a more significant portion of the Company's revenues. The Company has committed, and may continue to commit, significant resources to its international operations and sales and marketing activities. The Company maintains offices in Canada, the United States, the United Kingdom, Japan, Hong Kong, France and Germany. The Company has limited experience conducting business outside of North America, and the Company may not be aware of all the factors that may affect its business in foreign jurisdictions. The Company will be subject to a number of risks associated with international business activities that may increase its costs, lengthen sales cycles and require significant management attention. International operations carry certain risks and associated costs, such as the complexities and expense of administering a business abroad; complications in both compliance with and also unexpected changes in regulatory requirements; foreign laws, international import and export legislation; trading and investment policies; foreign currency fluctuations; exchange controls; tariffs and other trade protection barriers; potential adverse tax consequences; uncertainties of laws and enforcement relating to the protection of intellectual property; unauthorized copying of software; difficulty in managing a geographically dispersed workforce in compliance with diverse local laws and customs; and other factors, depending upon the country involved. There can be no assurance that the Company will not experience these factors in the future or that they will not have a material adverse effect on RIM's business, results of operations and financial condition.

Reduced Spending By Customers due to Uncertainty of Current Economic Conditions

     Many of the Company's end-users of the BlackBerry solution are directly affected by current economic and geopolitical uncertainties and many of the Company's end-users of the BlackBerry solution are dependent on or affected by changes to the financial services market. Many of the Company's end-users have also reduced capital spending on technology products. Current conditions in the domestic and global economies are extremely uncertain. A continued slowdown in capital spending by end-users of the Company's products, coupled with existing economic and geopolitical uncertainties globally and in the financial services markets, has created uncertainty for market demand and may affect the Company's revenues.

    As a result, it is difficult to estimate the level of growth for the economy as a whole. It is even more difficult to estimate growth in various parts of the economy, including the markets in which the Company participates. Because all components of the Company's budgeting and forecasting are dependent upon estimates of growth in the markets the Company serves and demand for the Company's products and services, the prevailing economic uncertainties render estimates of future income and expenditures even more difficult to make than usual. The future direction of the overall domestic and global economies will have an impact on RIM's overall performance. Economic conditions in the United States, Europe, Asia, Canada and globally affecting the wireless data communication devices industry in which the Company competes are beyond the Company's control and current economic conditions and the substantial decline in the stock market have led to a reduced demand for a variety of goods and services including technology products. If these economic conditions continue or fail to improve the Company may experience reduced demand and pricing pressure on the Company's products which could harm the Company's operating results. In addition, currently perceived risks of accounts of war and terrorist activity in various parts of the world have created uncertainties that may affect the global economy and the results of the Company's operations adversely.

Customer Dependency and Credit Concentration

     RIM has historically been dependent on a small but increasing number of significant customers and on large complex contracts with respect to sales of the majority of its products. The Company expects this trend to continue as it sells an increasing number of its products through network carriers and resellers rather then directly. In fiscal 2003, one customer comprised 12% of the Company's revenues. If this or any other significant customer discontinues its relationship with the Company for any reason, or reduces or postpones current or expected purchase commitments for the Company's products and services, the business, operating results and financial condition of RIM could be materially adversely affected.

    Additionally, the Company routinely monitors the financial condition of its customers and reviews the credit history of each new customer. While the Company believes that its allowances for doubtful accounts adequately reflect the specific credit risk of its customers, historical trends and economic circumstances, such allowances may prove to be inaccurate or insufficient. If the Company experienced significant net bad debts expense for any reason, its operating results and financial condition could be materially adversely affected.

Potential Fluctuations in Quarterly Financial Results

    The Company's quarterly financial results are difficult to predict, may fluctuate and could be significantly impacted by the timing of substantial orders and shipments, as well as new releases of its products and services. The Company's sales may also be impacted by economic factors which have a more significant impact on industries such as the financial and legal sectors as, to date, the Company's largest end user customers have been in those sectors. Also the Company's operating expenses are based on anticipated revenue levels, are generally relatively fixed in the short term and are incurred throughout the quarter; thus fluctuations in operating expenses are likely, since significant sales and marketing program costs may be incurred in a single quarter. Additionally, the Company's products are subject to long sales cycles. As a result, if expected revenues are not realized as anticipated or if operating expenses are higher than expected, the Company's quarterly financial results could be materially adversely affected. Quarterly financial results in the future may be influenced by these or other factors, including:

    o    possible delays in the shipment of new products and services;
    o    activations of new BlackBerry subscribers;
    o    increased price and product competition;
    o the Company's ability to develop and deliver new products based on new and developing technologies;
    o    the size and timing of customer orders;
    o    possible delays in the acquisition of network carrier customers;

    o    changes in legislation, regulation and/or accounting rules; and
    o acts of terrorism or the outbreak of hostilities or armed conflicts between countries.

    Accordingly, there may be significant variations in the Company's quarterly financial results and such results may not meet the expectations of analysts or investors.

Reliance on Other Third Parties

    The Company relies on wireless network infrastructure developers for access to emerging wireless data protocols. In addition, the Company's business is dependent on the development, deployment and maintenance by third parties of their wireless infrastructure and on their sales of products and services that use the Company's products. Market acceptance of the Company's products may also depend on support from third party software developers and the marketing efforts of Value Added Resellers, Internet service providers and computer manufacturers and distributors. The loss of, or inability to maintain, any of these relationships, or the failure of such third parties to execute or effectively manage their own business plans, could result in delays or reductions in product shipments which could materially adversely affect the Company's business, operating results and financial condition.

    RIM has designed BlackBerry Exchange Edition to be used with Microsoft Exchange and Lotus Notes. The functionality of BlackBerry devices sold to corporate customers will depend on continued growth in the number of businesses that adopt Microsoft Exchange and Lotus Notes as their email and server solutions. If the number of businesses that adopt Microsoft Exchange and Lotus Notes fails to grow or grows more slowly than currently expected by the Company, or if these companies delay or fail to release new or enhanced products, or announce new incompatible products, RIM's revenues from BlackBerry corporate customers could be materially adversely affected.

Foreign Exchange

    The Company is exposed to foreign exchange risk as a result of transactions in currencies other than the U.S. dollar, its functional currency. The Company monitors, and in certain circumstances, maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities through the use of derivative financial instruments exchange rate exposure to mitigate, but not to eliminate, the risks relating to foreign exchange fluctuations. As a result, exchange rate fluctuations may affect the Company's operating results in the future. The majority of the Company's revenues are transacted in U.S. dollars, British pounds sterling and Euros. Purchases of raw materials are primarily transacted in U.S. dollars. Certain other expenses, consisting of salaries, operating costs and manufacturing overhead, are incurred primarily in Canadian dollars. If the Canadian dollar continues to appreciate relative to the U.S. dollar, RIM's Canadian dollar denominated expenses will increase when translated into U.S. dollars for financial reporting purposes.

Interest Rate Sensitivity and Creditworthiness of Cash Equivalents and Long-term Portfolio Investment Instruments

    The Company is exposed to market risk for changes in interest rates with respect to its investment portfolio. At the end of fiscal 2003, the Company had a total balance of cash, cash equivalents, marketable securities and long-term portfolio investments of $530.7 million, compared to $644.6 million at the end of fiscal 2002. The Company realized investment income of $11.4 million in fiscal 2003 compared to $25.7 million in fiscal 2002. Cash, cash equivalents and long-term portfolio investments are invested in certain instruments of varying maturities. Consequently, the Company is exposed to interest rate risk and as a result the Company's operating results may be affected by changes in interest rates. The fair value of marketable securities and long term portfolio investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates.

    Additionally, the Company is exposed to market and credit risk on its investment portfolio. While the Company's investment policies include investing exclusively in highly liquid, investment grade securities and not being invested in any single issuer that represents more than 5% of the total cash, cash equivalents and long-term portfolio investments, there can be no assurance that these policies will eliminate market or credit risk.

Product Defects and Product Liability

    The Company's products and services are highly complex and sophisticated and, from time to time, may contain design defects that are difficult to detect and correct. There can be no assurance that errors will not be found in products after commencement of commercial shipments or, if discovered, that the Company will be able to successfully correct such errors in a timely manner or at all. The occurrence of errors and failures in the Company's products, could result in loss of or delay in market acceptance of the Company's products, and correcting such errors and failures in the Company's products could require significant expenditure of capital by the Company. The Company's products are integrated into its customers' networks and equipment. The sale and support of these products may entail the risk of product liability or warranty claims based on damage to such networks and equipment. In addition, the failure of the Company's products to perform to customer expectations could give rise to warranty claims. The consequences of such errors, failures and claims could have a material adverse effect on the Company's business, results of operations and financial condition.

Control of Production and Product Quality

    The Company has established its own production facility and the Company's sales and operating profit could be adversely affected if the Company fails to efficiently manage its manufacturing and logistics or to ensure that its products meet quality standards. The Company may experience difficulties in increasing or decreasing production at the Company's facilities, adopting new processes and finding the most timely way to develop the best technical solutions to meet the technical requirements of its customers and of regulatory authorities. The failure by the Company to successfully manage the production and supply of its products, including the failure to meet scheduled production and delivery deadlines, or the failure of products to meet the product quality requirements of its customers, could materially adversely affect the financial position, strategic partnerships and future prospects of the Company.

Reliance on Suppliers

     The Company's manufacturing activity depends on obtaining adequate supplies of functional components on a timely basis. The Company currently purchases several key components and licenses certain software used in the manufacture and operation of its products from a variety of sources. Some components come from sole source suppliers. Alternative sources are not always available and RIM depends on these sources to meet its needs. Moreover, the Company depends on the quality and reliability of the products supplied or licensed to it over which RIM has limited control. If RIM cannot supply products due to a lack of components, or is unable to redesign products with other components in a timely manner, its business will be significantly harmed. A supplier could discontinue or restrict supplying components or licensing software to RIM with or without penalty. If a supplier discontinued or restricted supplying a component or licensing software, the Company's business may be harmed by the resulting product manufacturing and delivery delays. In addition, if a component supplier fails to meet the Company's supplier requirements, such as product quality standards and as a consequence some of the Company's products are unacceptable to the Company, the Company's sales and operating results could be adversely affected. A supplier could also file for bankruptcy, which would have an adverse financial impact on the Company.

    The Company generally uses rolling forecasts based on anticipated product orders to determine its component requirements. Lead times for materials and components vary significantly and depend on factors such as specific supplier requirements, contract terms and current market demand for particular components. If the Company overestimates its component requirements, it may result in excess inventory, which would increase its costs. If the Company underestimates its component requirements, it may have inadequate inventory, which could interrupt manufacturing operations and delay delivery of its products. Any of these occurrences could significantly harm RIM's business.

Limited Financial Resources/Need for Future Financing

    The Company is engaged in a capital intensive business and its financial resources are generally less than the financial resources of certain of its current principal and potential competitors. If the Company does not meet its growth expectation, has an unexpected outcome in its current litigation activities or another unforeseen event occurs, it may require additional equity or debt financing. There can be no assurance that the Company will be able to obtain the additional financial resources required to successfully compete in its markets on favourable commercial terms or at all. Failure to obtain such financing could result in the delay or abandonment of some or all of the Company's plans for development and expansion, which could have a material adverse effect on the operating results and financial condition of the Company.

Dependence on Key Personnel

    The success of the Company is largely dependent on the Company's ability to attract and retain skilled employees. Competition for highly skilled management, technical, research and development and other employees is intense in the wireless data communications industry and the Company may not be able to attract or retain highly qualified personnel in the future. None of the Company's officers or key employees is bound by an employment agreement for any specific term. The Company does not maintain key person life insurance policies on any of its employees.

     In the third quarter of fiscal 2003, the Company initiated reductions in its workforce to balance the size of the Company's workforce with the Company's anticipated revenue base. These reductions have resulted in reallocations of employee duties, which could result in employee uncertainty. Reductions in the Company's workforce could make it difficult to motivate and retain remaining employees which could, in turn, affect the Company's ability to deliver its products in a timely manner and adversely affect the Company's business.

Continued Use and Expansion of the Internet

    Increased sales of the Company's products and services will depend upon the expansion of the Internet as a leading platform for communication and commerce. Usage of the Internet may be inhibited for a number of reasons. The Internet infrastructure may not be able to support the demands placed on it by continued growth and may lose its viability due to delays in the development or adoption of new equipment, standards and protocols to handle increased levels of Internet activity, security, reliability, cost, ease-of-use, accessibility and quality of service. In addition, concern about the transmission of confidential information over the Internet has been a significant barrier to electronic communications and commerce. Any well-publicized compromise of security could deter more people from using the Internet to transmit confidential information or conduct commercial transactions. The possibility that federal, state, provincial, local or foreign governments may adopt laws or regulations limiting the use of the Internet or the use of information collected from communications or transactions over the Internet or may seek to tax Internet commerce could significantly reduce the use of the Internet. If the Internet does not continue to become a widespread communications medium and commercial marketplace, the demand for the Company's products and services may be adversely affected.

Regulation, Certification & Health Risks

    RIM's products must be approved by the FCC before they can be used in commercial quantities in the United States. The FCC requires that access devices meet various standards, including safety standards with respect to human exposure to electromagnetic radiation and basic signal leakage. Regulatory requirements in Canada and other jurisdictions must also be met. Although the Company's products and solutions are designed to meet all relevant safety standards and recommendations globally, any perceived risk of adverse health effects of wireless communication devices could adversely affect RIM through a reduction in sales.

    In addition to regulatory approvals, product manufacturers must obtain certification from the networks upon which their products operate. Failure to maintain regulatory approvals and network certifications for its current products or a failure to obtain required regulatory approvals or network certifications for any new products on a timely basis could have a material adverse effect on the Company's business, results of operations and financial condition.

Volatility of Stock Price

     The market price of the Company's outstanding Common Shares in the past has been and may in the future be volatile due in part to highly volatile markets generally, particularly for technology company shares. A variety of events, including quarter-to-quarter variations in operating results, entering into or failing to enter into or renew a material contract or order, news announcements by the Company or its competitors, trading volume, general market trends for technology companies and other factors, could result in wide fluctuations in the market price for the Common Shares. In addition, the Company's share price may be affected by factors such as the performance of other technology companies, announcements by or results of competitors to the Company, potential litigation involving the Company and announcements regarding new products and services.

Control of Shares by Management

    Existing management owns approximately 22.7% of the Company's outstanding common shares. As a result, these shareholders, acting together, will be able to continue to exercise significant influence over all matters requiring shareholder approval, including the ability to elect all of the directors and approve fundamental changes to the Company. Such concentration of ownership may have the effect of delaying or preventing a change in control of the Company, its board of directors or management.

Other Potential Tax Liabilities

     RIM is subject to income taxes in both Canada and numerous foreign jurisdictions. Significant judgment is required in determining the Company's worldwide provision for income taxes. In the ordinary course of the Company's business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although the Company believes its tax estimates are reasonable, there is no assurance that the final determination of any tax audits and litigation will not be materially different from that which is reflected in historical income tax provisions and accruals. Should additional taxes be assessed as a result of an audit or litigation, there could be a material effect on the Company's income tax provision and net income in the period or periods for which that determination is made.

Passive Foreign Investment Company

     Under U.S. federal income tax laws, if a company is, or for any past period was, a passive foreign investment company (a "PFIC"), it could have adverse U.S. federal income tax consequences to U.S. Holders (as defined herein) even if the company is no longer a PFIC. As used herein, "U.S.
Holder" means a holder of common shares who or that is for U.S. federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation organized under the laws of the United States or any political subdivision thereof (including the States and the District of Columbia), (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, (iv) a trust if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust, or (v) any other person that is subject to U.S. federal income tax on its worldwide income.

     RIM does not believe that has been, or currently is a PFIC. However, the determination of whether RIM is a PFIC is a factual determination made annually and thus is subject to change, and the principles and methodology used in determining whether a company is a PFIC are not completely clear. Thus, there can be no assurance that RIM has not been, or currently is not a PFIC. Moreover, there cannot be any assurance that RIM will not be a PFIC in the future. U.S. Holders are urged to consult their tax advisors concerning U.S federal income tax consequences of holding RIM's common shares if it is considered to be a PFIC.

     In general, the Company will be a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder held common shares, either:

    o at least 75% of its gross income for the taxable year is passive income (the ``income test'');
    o at least 50% of the value, determined on the basis of a quarterly average, of its assets is attributable to assets that produce, or are held for the production of, passive income (the ``asset test'').

     For purposes of applying the PFIC tests described above, the Company will be treated as owning a proportionate share of the assets of, and receiving directly a proportionate share of the income of, any corporation in which it owns, directly or indirectly, stock constituting at least 25% by value.

     If the Company is classified as a PFIC in any year with respect to which a United States person is a shareholder, it generally will continue to be treated as a PFIC with respect to such shareholder in all succeeding years, regardless of whether it continues to meet the income or asset test described above.

     If the Company is treated as a passive foreign investment company, unless a U.S. Holder makes an election to treat the Company as a ``qualified electing fund'' under applicable United States tax laws, or makes a ``mark to market election,'' each of which are described below, the following income tax consequences will result to such U.S. Holder:

    1. Distributions made by the Company with respect to the common shares during a taxable year to a U.S. Holder that are ``excess distributions'' must be allocated ratably to each day of the U.S. Holder's holding period. The amounts allocated to the current taxable year and to taxable years prior to the first year in which the Company is classified as a passive foreign investment company are included as ordinary income in the U.S. Holder's gross income for that year. The amount allocated to each other prior taxable year is taxed as ordinary income at the highest rate in effect for the U.S. Holder in that prior year and the tax is subject to an interest charge at the rate applicable to deficiencies in income taxes.

    2. The entire amount of any gain realized upon the sale or other disposition of the common shares will be treated as an excess distribution made in the year of sale or other disposition and as a consequence will be treated as ordinary income and, to the extent allocated to years prior to the year of sale or disposition, will be subject to the interest charge described above.

     The foregoing rules with respect to distributions and dispositions may be avoided if a U.S. Holder is eligible for and timely makes either a valid ``qualifying electing fund'' election, in which case the U.S. Holder generally would be required to include in income on a current basis its pro rate share of the Company's ordinary income and net capital gain or a valid ``mark-to-market'' election. The Company does not currently intend to complete the actions necessary, including providing the information necessary, for U.S. Holders to make a qualifying electing fund election in the event that it was considered a passive foreign investment company for any taxable year.

     Assuming the Company's common shares are regularly traded on a qualified exchange for purposes of the passive foreign investment company rules, the ``mark-to-market'' election would be available with respect to its common shares. If a U.S. Holder makes a ``mark-to-market'' election, such holder will include in each year as ordinary income the excess, if any, of the fair market value of its common shares at the end of the taxable year over their adjusted tax basis. In addition, such U.S. Holder will be permitted an ordinary loss in respect of the excess, if any, of the adjusted tax basis of its common shares over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the ``mark-to-market'' election. The electing U.S. Holders' basis in the Company's common shares will be adjusted to reflect any such income or loss amounts. Any gain or loss on the sale of the Company's common shares will be ordinary income or loss, except that such loss will be ordinary loss only to the extent of the previously included net "mark-to-market" gain.

Proposed Regulations Related to Equity Compensation

     Since the Company's inception, the Company has used stock options and other long-term equity incentives as a fundamental component of its employee compensation packages. The Company believes that stock options and other long-term equity incentives directly motivate its employees to maximize long-term stockholder value and, through the use of vesting, encourage employees to remain with RIM. The Canadian Institute of Chartered Accountants ("CICA"), among other agencies and entities, is currently considering changes to Canadian generally accepted accounting principles ("GAAP") that, if implemented, would require the Company to record a charge to earnings for employee stock option grants. This proposal would negatively impact the Company's earnings. In addition, new regulations proposed by The Toronto Stock Exchange require shareholder approval for all stock option plans. To the extent that new regulations make it more difficult or expensive to grant options to employees, the Company may incur increased cash compensation costs or find it difficult to attract, retain and motivate employees, either of which could materially and adversely affect the Company's business.

Possible Anti-Takeover Effect of Certain Charter Provisions

    The authorized capital of the Company consists of an unlimited number of Common Shares, an unlimited number of Class A Shares and an unlimited number of Preferred Shares, issuable in one or more series. The board of directors has the authority to issue Preferred Shares and determine the price, designation, rights, preferences, privileges, restrictions and conditions, including voting and dividend rights, of these shares without any further vote or action by shareholders. The rights of the holders of Common Shares will be subject to, and may be adversely affected by, the rights of holders of any Preferred Shares that may be issued in the future. The ability to issue Preferred Shares, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult, if Preferred Shares are used, for a third party to acquire a majority of the outstanding voting shares of the Company, the effect of which may be to deprive the Company's shareholders of a control premium that might otherwise be realized in connection with an acquisition of the Company. The Company has no present plans to issue any Preferred Shares.

ITEM 5

SELECTED CONSOLIDATED FINANCIAL INFORMATION

    The following table presents selected historical consolidated financial data of the Company for the periods indicated. The information contained herein should be read in conjunction with the Company's Management's Discussion and Analysis under ITEM 6. The selected historical consolidated financial data for the Company as of and for each of the years in the three year period ended March 1, 2003 are derived from the Company's audited consolidated financial statements. Historic results are not necessarily indicative of the results that may be expected for any future period or for a full year. The Company has prepared its consolidated financial statements in accordance with Canadian GAAP.

    The selected consolidated financial data set forth below is presented in U.S. dollars and in accordance with Canadian GAAP. To the extent applicable to the Company's consolidated financial statements, Canadian GAAP conforms in all material respects with U.S. GAAP, except as described in Note 21 to the consolidated financial statements. The selected historical consolidated financial data should be read in conjunction with the Company's consolidated financial statements and the notes thereto.

                                  Year Ended
                                  ----------

                 (in thousands, except for per share amounts)
                                           ----------------------------------------------------
                                          |  March 1, 2003 |  March 2, 2002 | February 28, 2001|
                                          |----------------|----------------|------------------|
 -----------------------------------------|                |                |                  |
|Revenue                                  |     $ 306,732  |   $  294,053   |  $ 221,327       |
|-----------------------------------------|--------------- |----------------|------------------|
|Net income (loss) before the write-down  |      (148,664) |      (23,129)  |      8,539       |
|of investments                           |                |                |                  |
|-----------------------------------------|--------------- |----------------|------------------|
|Write-down of investments                |            --  |        5,350   |     14,750       |
|-----------------------------------------|--------------- |----------------|------------------|
|Net loss                                 |     (148,664)  |      (28,479)  |     (6,211)      |
|-----------------------------------------|--------------- |----------------|------------------|
|Loss per share - basic and diluted       |     $  (1.91)  |   $    (0.36)  |  $   (0.08)      |
|-----------------------------------------|--------------- |----------------|------------------|
|Total assets                             |      859,609   |      948,157   |    970,063       |
|-----------------------------------------|--------------- |----------------|------------------|
|Long-term debt                           |     $  5,776   |   $   11,874   |  $   6,328       |
|-----------------------------------------|--------------- |----------------|------------------|
|Dividends declared                       |           --   |           --   |         --       |
----------------------------------------------------------------------------------------------

Dividend Policy and Record

    With the exception of a capital dividend of $261,776 paid on October 27, 1997, RIM has not paid any cash dividends on its Common Shares to date. The Company will consider paying dividends on its common shares in the future when circumstances permit, having regard to, among other things, the Company's earnings, cash flows and financial requirements, as well as relevant legal and business considerations.


ITEM 6

MANAGEMENT'S DISCUSSION AND ANALYSIS

    The information contained under "Management's Discussion and Analysis" in the Company's Annual Report to shareholders for the year ended March 1, 2003 is incorporated herein by reference. See "Additional Information and Documents Incorporated by Reference".

ITEM 7

MARKET FOR SECURITIES OF THE COMPANY

    The Company's common shares are listed and posted for trading on The Toronto Stock Exchange under the symbol "RIM" and are quoted for trading on the Nasdaq National Market under the symbol "RIMM".


ITEM 8

DIRECTORS AND OFFICERS

    The Company currently has a board of directors comprised of seven persons. In accordance with the provisions of the OBCA, the directors are authorized from time to time to increase the size of the board of directors, and to fix the number of directors, up to the maximum of 15 persons currently provided under the articles of the Company, without the prior consent of the shareholders.

    The following table sets forth the name, municipality of residence and principal occupation during the last five years of each of the Company's directors and executive officers. Each director is elected at the annual meeting of shareholders to serve until the next annual meeting or until a successor is elected or appointed.


-----------------------------------------------------------------------------------------------------------------
                                                                |            |                                   |
NAME, MUNICIPALITY OF RESIDENCE AND                             |  DIRECTOR  |                                   |
PRESENT PRINCIPAL OCCUPATION                                    |  SINCE     |  POSITION(S) WITH THE COMPANY     |
----------------------------------------------------------------|------------| ----------------------------------|
James L. Balsillie                                              |            |                                   |
Kitchener, Ontario                                              |    1993    | Director, Chairman and            |
Chairman and Co-Chief Executive Officer of the Company          |            | Co-Chief Executive Officer        |
----------------------------------------------------------------|------------| ----------------------------------|
Michael Lazaridis                                               |            |                                   |
Waterloo, Ontario                                               |    1984    | Director, President and           |
President and Co-Chief Executive Officer of the Company         |            | Co-Chief Executive Officer        |
----------------------------------------------------------------|------------| ----------------------------------|
Douglas E. Fregin                                               |            |                                   |
Waterloo, Ontario                                               |    1985    | Director and Vice-President,      |
Vice-President, Operations of the Company                       |            | Operations                        |
----------------------------------------------------------------|------------| ----------------------------------|
Dr. Douglas Wright (1) (2)                                      |            |                                   |
Waterloo, Ontario                                               |    1995    | Director                          |
President Emeritus, University of Waterloo                      |            |                                   |
----------------------------------------------------------------|------------| ----------------------------------|
James Estill (1)                                                |            |                                   |
Guelph, Ontario                                                 |    1997    | Director                          |
President and Chief Executive Officer of                        |            |                                   |
EMJ Data Systems Ltd.                                           |            |                                   |
----------------------------------------------------------------|------------| ----------------------------------|
E. Kendall Cork (1) (2)                                         |    1998    | Director                          |
Hillsburgh, Ontario                                             |            |                                   |
Managing Director, Sentinel Associates Ltd.                     |            |                                   |
----------------------------------------------------------------|------------| ----------------------------------|
John Richardson (1)                                             |    2003    | Director                          |
Toronto, Ontario                                                |            |                                   |
Retired                                                         |            |                                   |
----------------------------------------------------------------|------------| ----------------------------------|
Larry Conlee                                                    |            |                                   |
Waterloo, Ontario                                               |     N/A    | Chief Operating Officer, Product  |
Chief Operating Officer, Product Development and Manufacturing  |            | Development and Manufacturing     |
----------------------------------------------------------------|------------| ----------------------------------|
Dennis Kavelman                                                 |            |                                   |
Waterloo, Ontario                                               |     N/A    | Chief Financial Officer           |
Chief Financial Officer of the Company                          |            |                                   |
----------------------------------------------------------------|------------| ----------------------------------|
Charles Meyer                                                   |            |                                   |
Dorney, Berkshire, United Kingdom                               |     N/A    | Chief Legal Officer and           |
Chief Legal Officer and Corporate Secretary                     |            | Corporate Secretary               |
----------------------------------------------------------------|------------| ----------------------------------|
Don Morrison                                                    |            |                                   |
Toronto, Ontario                                                |     N/A    | Chief Operating Officer,          |
Chief Operating Officer, BlackBerry                             |            | BlackBerry                        |
----------------------------------------------------------------|------------| ----------------------------------|
Ken LeVine                                                      |            |                                   |
Waterloo, Ontario                                               |     N/A    | V.P. Information Technology       |
V.P. Information Technology                                     |            |                                   |
---------------------------------------------------------------------------------------------------------------

Notes:

1        Member of the Audit Committee.
2        Member of the Compensation Committee.

    As at March 1, 2003, the above directors and senior officers of the Company beneficially owned, directly or indirectly, or exercised control or direction over common shares of the Company representing approximately 22.7% of the issued and outstanding common shares of the Company.

    During the past five years, each of the directors and officers of the Company has been engaged in his current principal occupation as specified above, except for E. Kendall Cork, who joined as a director in 1998; Larry Conlee, who was with Motorola Inc. in various senior management positions prior to February 2001; Don Morrison, who was President of AT&T Canada prior to September, 2000 and Group Vice President of Bell Canada Inc. prior to January, 1999; and Ken LeVine, who was with Citigroup/Salomon Smith Barney in various senior management positions prior to June 2001.

    The Company has an Audit Committee and Compensation Committee, the members of which are noted above. The Company does not have an Executive Committee or Corporate Governance Committee.

ITEM 9

ADDITIONAL INFORMATION & DOCUMENTS INCORPORATED BY REFERENCE

    Management's Discussion and Analysis of Financial Conditions and Results of Operations is set out on pages 8 to 24 of the Company's 2003 Annual Report and is incorporated herein by reference.

    The Company shall provide to any person, upon request to the Secretary of the Company at 295 Phillip Street, Waterloo, Ontario, N2L 3W8:

         (a) when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

                  (i) one copy of the current Annual Information Form ("AIF") of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF;

                  (ii) one copy of the comparative consolidated financial statements of the Company for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditors and one copy of the most recent interim consolidated financial statements of the Company that have been filed, if any, for any period after the end of its most recently completed financial year;

                  (iii) one copy of the information circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared instead of that information circular, as appropriate;

                  (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to
                           (iii) above.

         (b) at any other time, one copy of any of the documents referred to in (a)(i), (ii) and (iii) above, provided the Company may require the payment of a reasonable charge if the request is made by a person who is not a securityholder of the Company.

    Additional information, including directors' and officers' remuneration and indebtedness to the Company, principal holders of the securities of the Company, options to purchase securities and interests of insiders in material transactions, is contained in the Company's Information Circular dated May 30, 2003. Additional financial information is provided in the Company's consolidated financial statements for the year ended March 1, 2003.

GLOSSARY

         Set forth below are certain terms defined as they are used in this annual information form:

         ---------------------- -----------------------------------------------
         1xRTT                  Single carrier (1X) Radio Transmission
                                Technology. 1xRTT the first phase in CDMA's
                                evolution to third-generation (3G) technology.
                                1xRTT networks should allow for greater
                                network capacity (more users; fewer dropped
                                calls) high bit rate packet data transfer.
         ---------------------- -----------------------------------------------
         2.5G and 3G Wireless   Third generation (3G) wireless is a global
                                framework that is implemented regionally in
                                Europe (UMTS), North America (CDMA2000) and
                                Japan (NTT DoCoMo). 3G is designed for
                                high-speed wireless multimedia data and voice.
                                It plans to offer high-quality audio and video
                                and advanced global roaming, which means users
                                would be able to go anywhere and automatically
                                be handed off to whatever wireless system is
                                available. 2.5G is the initial step towards 3G
                                wireless that is currently being implemented
                                around the world. Other names that refer to
                                these wireless protocols include GPRS, 1xRTT,
                                UMTS, EDGE and CDMA 2000.
         ---------------------- -----------------------------------------------
         3GPP                   The 3rd Generation Partnership Project (3GPP)
                                is a collaboration agreement that was
                                established in December 1998. The
                                collaboration agreement brings together a
                                number of telecommunications standards bodies.
                                The original scope of 3GPP was to produce
                                globally applicable Technical Specifications
                                and Technical Reports for a 3rd Generation
                                Mobile System based on evolved GSM core
                                networks and the radio access technologies
                                that they support. The scope was subsequently
                                amended to include the maintenance and
                                development of the Global System for Mobile
                                communication (GSM) Technical Specifications
                                and Technical Reports including evolved radio
                                access technologies (e.g. General Packet Radio
                                Service (GPRS) and Enhanced Data rates for GSM
                                Evolution (EDGE)).
         ---------------------- -----------------------------------------------
         analog                 A way of representing data as a continuous,
                                smoothly varying signal wave.
                                Contrast with digital.
          ---------------------- -----------------------------------------------
         ASIC                   Application Specific Integrated Circuit.
         ---------------------- -----------------------------------------------
         CDMA                   Code Division Multiple Access. A method for
                                transmitting simultaneous signals over a
                                shared portion of the spectrum. The foremost
                                application of CDMA is the digital cellular
                                phone technology from QUALCOMM that operates
                                in the 800MHz band and 1.9GHz PCS band. Unlike
                                GSM and TDMA, which divides the spectrum into
                                different time slots, CDMA uses a spread
                                spectrum technique to assign a code to each
                                conversation.
         ---------------------- -----------------------------------------------
         CDMA 2000              See 2.5G and 3G Wireless Technologies.
         ---------------------- -----------------------------------------------
         CDPD                   Cellular Digital Packet Data. CDPD operates in
                                both circuit-switched and packet-switched
                                environments using an analog infrastructure.
         ---------------------- -----------------------------------------------
         DataTAC                A wireless packet-switched network, which
                                evolved from a network developed by IBM and
                                Motorola for their repair crews.
         ---------------------- -----------------------------------------------
         digital                A way of processing information by storing it
                                as binary numbers. A digital circuit is either
                                on or off, and a digital signal is either
                                present or absent. Contrast with analog.
         ---------------------- -----------------------------------------------
         EDGE                   See 2.5G and 3G Wireless Technologies.
         ---------------------- -----------------------------------------------
         GPRS                   General Packet Radio Service. An enhancement
                                to the GSM (see below) mobile communications
                                system that supports data packets. GPRS
                                enables continuous flows of IP data packets
                                over the system for such applications as Web
                                browsing and data access. GPRS differs from
                                GSM's short messaging service, which is
                                limited to messages of 160 bytes in length.
         ---------------------- -----------------------------------------------
         GSM                    Global System for Mobile Communications. A
                                digital cellular phone technology based on
                                TDMA that is the predominant system in Europe,
                                but is also used around the world. Operating
                                in the 900MHz and 1.8GHz bands in Europe and
                                the 1.9GHz PCS band in the U.S., GSM defines
                                the entire cellular system, not just the air
                                interface (i.e. TDMA, CDMA). GSM phones use a
                                Subscriber Identity Module (SIM) smart card
                                that contains user account information.
         ---------------------- -----------------------------------------------

         ---------------------- -----------------------------------------------
         iDEN                   Integrated Digital Enhanced Network. A
                                wireless communications technology from
                                Motorola that provides support for voice,
                                data, short messages (SMS) and dispatch radio (two-way radio) in one phone. Operating in the 800MHz and 1.5GHz bands and based on TDMA,
                                iDEN uses Motorola's VSELP (Vector Sum Excited Linear Predictors) vocoder for voice compression and QAM modulation to deliver 64 Kbps over a 25 kHz channel. Each 25 kHz channel can be divided six times to transmit
                                any mix of voice, data, dispatch or text
                                message. Used by various carriers around the
                                globe, Nextel Communications provides
                                nationwide coverage in the U.S.
         ---------------------- -----------------------------------------------
         IP Internet Protocol. The protocol that governs the breakup of data messages into packets, the routing of the packets from sender to destination network and the reassembly of the packets into the original data message at the destination.
         ---------------------- -----------------------------------------------
         ISP Internet Service Provider. A business that supplies Internet connectivity services to individuals, businesses and other organizations.
         ---------------------- -----------------------------------------------
         J2ME                   Java(TM)2 Platform, Micro Edition. A version
                                of Java(TM)2 for small devices such as PDA's, phones and handhelds. The Connected Limited Device Configuration (CLDC) provides the programming interface for wireless applications. The Mobile Information Device Profile (MIDP) provides support for a graphical interface, networking and storage.
                                J2ME uses the K Virtual Machine (KVM), a
                                specialized virtual machine for devices with
                                limited memory.
         ---------------------- -----------------------------------------------
         Java(TM) An object-oriented programming language, developed by Sun Microsystems, Inc. Java(TM) was designed to be secure and platform-neutral such that it can be run on any type of platform, making a Java(TM) a useful language for programming Internet applications.
         ---------------------- -----------------------------------------------
         Mobitex A packet-switched network technology developed by Ericsson Mobile Data Design that consists of fixed and mobile terminals interconnected
                                by the network.
         ---------------------- -----------------------------------------------
         NOC Network Operations Centre. A central location for network management. It functions as a control centre for network monitoring, analysis and accounting.
         ---------------------- -----------------------------------------------
         OEM Original Equipment Manufacturer, a licensee or purchaser of a product who typically resells that product under another trade name, in different packaging, or combined with other products or services. OEM licensing arrangements are sometimes referred to as "private label" licensing.
         ---------------------- -----------------------------------------------

         ---------------------- -----------------------------------------------
         PDA                    Personal digital assistant, a hand held
                                portable microcomputer.
         ---------------------- -----------------------------------------------
         POP3                   POP3 uses the Simple Mail Transfer Protocol.
                                2.5G - See 2.5G and 3G Wireless
         ---------------------- -----------------------------------------------
         packet-switched        A network in which the data to be transmitted
         network                is divided into standard-sized packets, each
                                of which is given the receiver's address. Each
                                of the packets that makes up the transmission
                                travels separately; packets do not have to
                                travel in sequence or by the same paths. When
                                all the packets have arrived at their
                                destination, the receiver reassembles them
                                into the original message.
         ---------------------- -----------------------------------------------
         SDK                    Software Developers Kit A set of software
                                routines and utilities used to help
                                programmers write an application.
         ---------------------- -----------------------------------------------
         SMS                    Short Message Service. A text message service
                                that enables short messages of generally no
                                more than 140-160 characters in length to be
                                sent and transmitted from a wireless device
                                and is broadly supported on cellular phones.
                                SMS was introduced in the GSM system and later
                                supported by all other digital-based mobile
                                communications systems.
         ---------------------- -----------------------------------------------
         SMT                    Surface Mount Technology. A production
                                technology whereby components are mounted
                                directly onto the surface of a printed
                                circuitboard.
         ---------------------- -----------------------------------------------
         Triple DES             Triple Data Encryption Standard. A
         Encryption             specification for encryption for
                                computer data developed by IBM and adopted by
                                the United States government. DES uses a
                                56-bit encryption key. Triple DES uses a more
                                sophisticated 112-bit encryption key and is
                                used by the American Banking Association.
         ---------------------- -----------------------------------------------

                                                            Document No. 2

Auditors' Report

To the Shareholders of Research In Motion Limited

We have audited the consolidated balance sheets of Research In Motion Limited as at March 1, 2003 and March 2, 2002 and the consolidated statements of operations and retained earnings (deficit) and cash flows for each of the years in the three year period ended March 1, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 1, 2003 and March 2, 2002 and the results of its operations and its cash flows for each of the years in the three year period ended March 1, 2003 in accordance with Canadian generally accepted accounting principles.

As described in notes 1(k), 1(l) and 1(r) to these consolidated financial statements, effective March 3, 2002 the Company adopted new accounting recommendations of the Canadian Institute of Chartered Accountants Handbook with respect to impairment of long lived assets, goodwill and other intangible assets and stock based compensation, respectively.

Toronto, Canada, March 28, 2003 (except as to note 14 which is as of May 28,
2003).


(signed) Ernst & Young, LLP
Chartered Accountants

(signed)  Zeifman & Company, LLP
Chartered Accountants


                                              Research In Motion Limited
                                        Incorporated Under the Laws of Ontario
                              (United States dollars, in thousands except per share data)

Consolidated Balance Sheets                                                    As at
                                                                  March 1                  March 2
                                                                   2003                     2002
                                                              ------------------------------------------
Assets
Current

Cash and cash equivalents (note 2)                                    $ 340,681               $ 340,476
Marketable securities (note 2)                                                -                 304,083
Trade receivables                                                        40,803                  42,642
Other receivables                                                         4,538                   5,976
Inventory (note 3)                                                       31,275                  37,477
Prepaid expenses and other                                                7,640                   6,664
                                                              ------------------     -------------------
                                                                        424,937                 737,318

Long term portfolio investments (note 4)                                190,030                       -
Capital assets (note 5)                                                 162,575                 151,843
Intangible assets (note 6)                                               51,479                  16,003
Goodwill (note 7)                                                        30,588                  14,395
Future income tax assets (note 8)                                             -                  28,598
                                                              ------------------     -------------------
                                                                      $ 859,609               $ 948,157
                                                              ==================     ===================

Liabilities
Current

Accounts payable and accrued liabilities                               $ 73,009                $ 46,934
Accrued litigation and related expenses (note 14)                        50,702                       -
Income taxes payable                                                      4,909                   2,446
Deferred revenue                                                         14,336                   9,773
Current portion of long-term debt (note 9)                                6,143                     385
                                                              ------------------     -------------------
                                                                        149,099                  59,538

Long-term debt (note 9)                                                   5,776                  11,874
                                                              ------------------     -------------------

                                                                        154,875                  71,412
                                                              ------------------     -------------------

Shareholders' Equity
Capital stock (note 10)                                                 874,377                 894,750
Deficit                                                                (169,643)                (18,005)
                                                              ------------------     -------------------
                                                                        704,734                 876,745
                                                              ------------------     -------------------
                                                                      $ 859,609               $ 948,157
                                                              ==================     ===================

Commitments and contingencies (note 11 and 14)
See notes to the consolidated financial statements.

On behalf of the Board

                                                          (signed) Jim Balsillie     (signed) Douglas Wright
                                                                   Director                   Director


                                           Research In Motion Limited
                                     Incorporated Under the Laws of Ontario
                           (United States dollars, in thousands except per share data)

Consolidated Statements of Operations and Retained Earnings (Deficit)

                                                                                   For the Years Ended
                                                                          March 1        March 2    February 28
                                                                            2003          2002          2001
                                                                     ------------    -----------   ------------
Revenue                                                                $ 306,732      $ 294,053     $ 221,327
Cost of sales                                                            166,615        195,493       133,852
                                                                     ------------    -----------   -----------
Gross margin                                                             140,117         98,560        87,475
                                                                     ------------    -----------   -----------
Expenses

Research and development (net of government funding) (note 12(a))         55,916         37,446        18,281
Selling, marketing and administration (note 17(b))                       117,984        102,359        65,200
Amortization                                                              30,445         17,485         8,645
Restructuring charges (note 13)                                            6,550              -             -
Litigation (note 14)                                                      58,210              -             -
                                                                     ------------    -----------   -----------
                                                                         269,105        157,290        92,126
                                                                     ------------    -----------   -----------
Loss from operations                                                    (128,988)       (58,730)       (4,651)

Investment income                                                         11,430         25,738        22,921
                                                                     ------------    -----------   -----------
Income (loss) before write-down of investments and income taxes         (117,558)       (32,992)       18,270
Writedown of investments (note 15)                                             -          5,350        14,750
                                                                     ------------    -----------   -----------
Income (loss) before income taxes                                       (117,558)       (38,342)        3,520
                                                                     ------------    -----------   -----------
Provision for (recovery of) income taxes (note 8)
Current                                                                    3,513          7,058         4,720
Future                                                                    27,593        (16,921)        5,011
                                                                     ------------    -----------   -----------
                                                                          31,106         (9,863)        9,731
                                                                     ------------    -----------   -----------
Net loss                                                                (148,664)       (28,479)       (6,211)

Retained earnings (deficit), beginning of year                           (18,005)        11,919        18,130

Common shares repurchased in excess of carrying amount (note 10(a))       (2,974)        (1,445)            -
                                                                     ------------    -----------   -----------
Retained earnings (deficit), end of year                              $ (169,643)     $ (18,005)     $ 11,919
                                                                     ============    ===========   ===========

Loss per share (note 16)

Basic                                                                    $ (1.91)       $ (0.36)      $ (0.08)
                                                                     ============    ===========   ===========
Diluted                                                                  $ (1.91)       $ (0.36)      $ (0.08)
                                                                     ============    ===========   ===========

See notes to the consolidated financial statements.


                                           Research In Motion Limited
                                     Incorporated Under the Laws of Ontario
                           (United States dollars, in thousands except per share data)

Consolidated Statements of Cash Flows

                                                                                   For the Years Ended
                                                                     March 1              March 2            February 28
                                                                       2003                2002                 2001
                                                                 -------------------------------------------------------
Cash flows from operating activities

Net loss                                                               $ (148,664)          $ (28,479)            $ (6,211)

Items not requiring an outlay of cash:

Amortization                                                               31,600              17,740                9,123
Future income taxes                                                        28,598             (16,921)               5,011
Loss on write-down of capital assets                                          502                   -                    -
Gain on foreign currency translation of long term debt                       (359)                  -                    -
Write-down of investments                                                       -               5,350               14,750
Foreign exchange gain (loss)                                                   20                   4                   (8)
                                                                 -----------------    ----------------     ----------------
                                                                          (88,303)            (22,306)              22,665

Net changes in non-cash working capital items

Trade receivables                                                           1,958               7,607              (23,029)
Other receivables                                                           1,473               7,918               (7,859)
Inventory                                                                   6,202              30,567              (31,192)
Prepaid expenses and other                                                   (525)             (3,467)             (17,730)
Accounts payable and accrued liabilities                                   24,614                (499)              34,859
Accrued litigation and related expenses                                    50,702                   -                    -
Income taxes payable                                                        2,106              (1,018)               2,027
Deferred revenue                                                            4,563              (1,097)               4,593
                                                                 -----------------    ----------------     ----------------
Deferred revenue
                                                                           91,093              40,011              (38,331)
                                                                 -----------------    ----------------     ----------------
                                                                            2,790              17,705              (15,666)
                                                                 -----------------    ----------------     ----------------

Cash flows from financing activities

Issuance of share capital and warrants                                      1,155               1,491              615,551
Financing costs, net of income tax benefits                                     -                   -              (30,462)
Buyback of common shares pursuant to Normal Course Issuer Bid
(note 10(a))                                                              (24,502)             (5,525)                   -
Repayment of debt                                                            (614)               (303)                (185)
                                                                 -----------------    ----------------     ----------------
                                                                          (23,961)             (4,337)             584,904
                                                                 -----------------    ----------------     ----------------

Cash flows from investing activities

Acquisition of long-term portfolio investments (note 4)                  (190,030)                  -                    -
Acquisition of capital assets                                             (39,670)            (73,917)             (59,058)
Acquisition of intangible assets                                          (30,997)             (7,106)              (6,503)
Acquisition of subsidiaries (note 7)                                      (21,990)             (9,709)                   -
Acquisition of marketable securities                                      (41,900)           (925,885)            (388,672)
Proceeds on sale and maturity of marketable securities                    345,983             834,907              393,683
                                                                 -----------------    ----------------     ----------------
                                                                           21,396            (181,710)             (60,550)
                                                                 -----------------    ----------------     ----------------
Foreign  exchange effect on cash and cash equivalents                         (20)                 (4)                   8
                                                                 -----------------    ----------------     ----------------
Net increase (decrease) in cash and cash equivalents for the year             205            (168,346)             508,696
Cash and cash  equivalents, beginning of year                             340,476             508,822                  126
                                                                 -----------------    ----------------     ----------------
Cash and cash  equivalents, end of year                                 $ 340,681           $ 340,476            $ 508,822
                                                                 =================    ================     ================

See notes to the consolidated financial statements.

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data


NATURE OF BUSINESS


     Research In Motion Limited (the "Company") is a designer, manufacturer and marketer of wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, the Company provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. The Company's technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. The Company was incorporated on March 7, 1984 under the Ontario Business Corporations Act. The Company's shares are traded on The Toronto Stock Exchange under the symbol RIM and on the Nasdaq National Market under the symbol RIMM.

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) General

    These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") on a basis consistent with prior years, which conforms in all material respects with United States generally accepted accounting principles ("U.S. GAAP"), except as presented in note 21.

(b) Basis of consolidation

    The consolidated financial statements include the accounts of all subsidiaries with intercompany transactions and balances eliminated. All of the Company's subsidiaries are wholly-owned and are considered to be fully integrated operations.

(c) Use of estimates

    The preparation of the Company's consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates relate to the determination of reserves for various litigation awards, allowance for doubtful accounts, provision for excess and obsolete inventory, fair values of assets acquired and liabilities assumed in

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data


    business combinations, amortization expense, implied fair value of goodwill, realization of future tax assets and the related components of the valuation allowance, provision for warranty, and the fair values of financial instruments. Actual results could differ from these estimates.

(d) Foreign currency translation

    The US dollar is the functional and reporting currency of the Company. Foreign currency denominated assets and liabilities of the Company and all of its subsidiaries are translated into U.S. dollars using the temporal method. Accordingly, monetary assets and liabilities are translated using the exchange rates in effect at the balance sheet date, non-monetary assets and liabilities at historical exchange rates, and revenues and expenses at the rates of exchange prevailing when the transactions occurred. Resulting exchange gains and losses are included in income.

(e) Cash and cash equivalents

    Cash and cash equivalents consist of balances with banks and liquid short-term investments with maturities of three months or less at the date of acquisition. Short-term investments are carried on the balance sheet at the lower of cost or market value.

(f) Marketable securities

    Marketable securities consist of liquid short-term investments with maturities of between three months and one year at the date of acquisition, and are carried on the balance sheet at the lower of cost or market value.

(g) Long-term portfolio investments

    All investments with maturities in excess of one year are classified as long-term portfolio investments and are carried at cost. The Company does not exercise significant influence with respect to any of these investments. In the event of a decline in value which is other than temporary, the investments are written down to estimated realizable value.

(h) Derivative financial instruments

    The Company utilizes derivative financial instruments to reduce exposure to fluctuations in foreign currency exchange rates. The Company does not purchase or hold derivative financial instruments for speculative purposes. The Company formally documents relationships between hedging instruments and

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data


    associated hedged items. This documentation includes: identification of the specific foreign currency asset, liability or forecasted transaction being hedged; the nature of the risk being hedged; the hedge objective; and, the method of assessing hedge effectiveness. Hedge effectiveness is formally assessed, both at hedge inception and on an ongoing basis, to determine whether the derivatives used in hedging transactions are highly effective in offsetting changes in foreign currency cash flows of hedged items.

    The Company utilizes derivative instruments designated as fair value hedges to manage its exchange risk related to certain assets and liabilities denominated in foreign currencies. Foreign exchange translation gains and losses on foreign currency denominated derivative financial instruments used as a fair value hedge are accrued under prepaid expenses and other assets on the balance sheet and recognized currently in selling, marketing and administration expense, net, offsetting the respective translation gains and losses recognized on the underlying foreign currency asset or liability.

    The Company utilizes derivative instruments designated as cash flow hedges to manage the risk associated with certain anticipated transactions that will be denominated in foreign currencies. Recognition of the changes in the fair value of these derivative instruments is deferred and recorded in earnings in the period in which the hedged transaction occurs, offsetting the change in the functional currency equivalent of the hedged cash flow.

    Realized and unrealized gains or losses associated with derivative instruments, which have been terminated or cease to be effective prior to maturity, are deferred under other current, or non-current, assets or liabilities on the balance sheet and recognized in income in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on such derivative instrument is recognized in income.

(i) Inventories

    Raw materials are stated at the lower of cost and replacement cost. Work in process and finished goods inventories are stated at the lower of cost and net realizable value. Cost includes the cost of materials plus direct labour applied to the product and the applicable share of manufacturing overhead. Cost is determined on a first-in-first-out basis.

(j) Capital assets

    Capital assets are stated at cost less accumulated amortization. Amortization is provided using the following rates and methods:

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data


     Buildings and leaseholds               Straight-line over terms between
                                            5 and 40 years
     Information technology                 Straight-line over 5 years
     Furniture, fixtures, tooling,          20% per annum declining balance
     and equipment

(k)  Intangible assets

     Intangible assets are stated at cost less accumulated amortization. Intangible assets are amortized as follows:

     Acquired technology                    Straight-line over 2 to 5 years
     Licences                               Lesser of 5 years or the  actual
                                            number of units  sold  during  the
                                            terms of the licence agreements
     Patents                                Straight-line over 17 years

    Effective March 3, 2002, the Company adopted the new recommendations of
    Section 3063 of the Canadian Institute of Chartered Accountants ("CICA") Handbook ("CICA 3063") with regards to the impairment of long-lived assets and accordingly, intangible assets are tested for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. If such an event occurs, the intangible asset is written down to its recoverable value. There was no impact to retained earnings as a result of the adoption of this recommendation.

(l) Goodwill

    Effective March 3, 2002, the Company adopted the new recommendations of
    Section 3062 of the Canadian Institute of Chartered Accountants ("CICA") Handbook ("CICA 3062") with regards to goodwill and intangible assets and accordingly, goodwill is no longer amortized to earnings, but periodically tested for impairment. Upon adoption of these new recommendations, goodwill must be tested for impairment as of the beginning of the current year. The Company performed the required impairment tests of goodwill as at March 1, 2003 and March 3, 2002 and concluded that the existing goodwill was not impaired. The Company did not have any goodwill prior to the adoption of the new recommendation, therefore, there was no impact to prior year's earnings upon its adoption.

    Goodwill represents the excess of the purchase price of business acquisitions over the fair value of identifiable net assets acquired in such acquisitions. Goodwill is allocated as at the date of the business combination. Goodwill is not amortized, but is tested for impairment annually, or more frequently if events or changes in circumstances indicate the asset might be impaired.

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data


    The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit including goodwill is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired, and the second step is considered unnecessary.

    In the event that the fair value of the reporting unit, including goodwill, is less than the carrying value, the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination using the fair value of the reporting unit as if it was the purchase price. When the carrying amount of the reporting unit goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the consolidated statements of operations and retained earnings.

    The Company has one reporting unit, which is the consolidated Company.

(m) Income taxes

    The liability method of tax allocation is used to account for income taxes. Under this method, future tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

(n) Revenue recognition

    The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. In addition to this general policy, the following are the specific revenue recognition policies for each major category of revenue.

    Handheld and other hardware products

    Revenue from the sale of hardware, original equipment manufacturer ("OEM") and accessories are recognized when title is transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled.

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data


    Provisions are made at the time of sale for warranties, royalties and estimated product returns. For hardware products for which the software is deemed not to be incidental, the Company recognizes revenue in accordance with the American Institute of Certified Public Accountants Statement of Position 97-2, Software Revenue Recognition ("SOP 97-2").

    Service

    Revenue is recognized rateably on a monthly basis when the service is provided. In instances where the Company bills the customer prior to performing the service, the prepayment is recorded as deferred revenue.

    Software

    Revenue from licensed software is recognized at the inception of the licence term and in accordance with SOP 97-2. Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period such items are delivered or services are provided. Technical support contracts extending beyond the current period are recorded as deferred revenue.

    Non-recurring engineering contracts

    Revenue is recognized as specific contract milestones are met. The attainment of milestones approximates actual performance.

(o) Research and development

    The Company is engaged at all times in research and development work. Research and development costs, other than capital asset acquisitions, are charged as an operating expense of the Company as incurred, unless they meet generally accepted accounting principles for deferral.

(p) Government assistance

    Government assistance towards research and development expenditures is received as grants from Technology Partnerships Canada and in the form of investment tax credits on account of eligible scientific research and experimental development expenditures. Investment tax credits are recorded when there is reasonable assurance that the Company will realize the investment tax credits. Assistance related to the acquisition of capital assets used for research and development is credited against the cost of the related capital assets and all other assistance is credited against related expenses, as incurred.

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data

(q) Loss per share

    Loss per share is calculated based on the weighted average number of shares outstanding during the year. The treasury stock method is used for the calculation of the dilutive effect of stock options and common share purchase warrants.

(r) Stock-based compensation plan

    The Company has a stock-based compensation plan, which is described in note 10(b). The options are granted at the fair market value of the shares on the day of grant of the options. No compensation expense is recognized when stock options are issued to employees. Any consideration paid by employees on exercise of stock options is credited to share capital.

    In November 2001, the CICA issued Handbook Section 3870, Stock Based Compensation and Other Stock Based Payments. This standard requires that certain types of stock-based compensation arrangements be accounted for at fair value, giving rise to compensation expense, for grants awarded in fiscal years beginning on or after January 1, 2002. The Company adopted this standard in fiscal 2003 with no impact to retained earnings.

(s)  Warranty

    The Company estimates its warranty costs at the time of revenue recognition based on historical warranty claims experience and records the expense in Cost of sales. The warranty accrual balance is reviewed quarterly to assess that it materially reflects the remaining obligation based on the anticipated future expenditures over the balance of the obligation period. Adjustments are made when the actual warranty claim experience differs from estimates.

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data


2.   CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES

     Cash, cash equivalents and marketable securities are comprised as follows:

                                               March 1,          March 2,
                                                   2003              2002
                                       -----------------------------------

Cash and cash equivalents (a)
  Balances with banks                          $ 16,603         $   4,840
  Short-term investments                        324,078           335,636
                                       -----------------------------------

                                                340,681           340,476
                                       -----------------------------------

Marketable securities (b)
  Bank certificates of deposit                        -            40,230
  Commercial paper                                    -           222,168
  Corporate bonds                                     -             6,382
  Government agency paper                             -            35,303
                                       -----------------------------------

                                                      -           304,083
                                       -----------------------------------

                                              $ 340,681         $ 644,559
                                       ===================================


(a) Cash and cash equivalents are comprised of balances with banks, money market investment funds, repurchase agreements, bank certificates of deposit, and investment-grade commercial and government sponsored enterprise paper, with weighted average yields of 1.3% as at March 1, 2003 (2002 - 1.7%). Carrying values of these investments approximate market value.

(b) Carrying values of bank certificates of deposit, commercial paper, corporate bonds and government agency paper approximate market value, with approximate weighted average yields of 2.7 % as at March 2, 2002.

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data


3.   INVENTORY

     Inventory is comprised as follows:

                                                 March 1,           March 2,
                                                     2003               2002
                                         ------------------------------------

Raw materials                                    $ 18,784           $ 27,381
Work in process                                     8,205              7,164
Finished goods                                      4,286              2,932
                                         ------------------------------------

                                                 $ 31,275           $ 37,477
                                         ====================================


4.   LONG-TERM PORTFOLIO INVESTMENTS

     Long-term portfolio investments are comprised as follows:

                                                       Carrying Value
                                         -------------------------------------
                                                   March 1,          March 2,
                                                       2003              2002
                                         -------------------------------------

Asset-backed securities                            $ 69,002               $ -
Corporate bonds                                     105,918                 -
Government sponsored enterprise notes                15,110                 -
                                         -------------------------------------

                                                  $ 190,030               $ -
                                         =====================================

                                                        Market Value
                                         -------------------------------------
                                                   March 1,          March 2,
                                                       2003              2002
                                         -------------------------------------

Asset-backed securities                            $ 69,713               $ -
Corporate bonds                                     109,283                 -
Government sponsored enterprise notes                15,193                 -
                                         -------------------------------------

                                                  $ 194,189               $ -
                                         =====================================


  Long-term portfolio investments carry weighted average yields of 3.8% as at March 1, 2003 (2002 - n/a) and have maturities of no longer than five years.

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data

5.   CAPITAL ASSETS

     Capital assets are comprised as follows:

                                                                 March 1, 2003
                                                                  Accumulated          Net book
                                                     Cost         amortization          value
                                                --------------------------------------------------
Land                                                 $ 8,850               $ -            $ 8,850
Buildings and leaseholds                              66,254             6,671             59,583
Information technology                                81,319            31,893             49,426
Furniture, fixtures, tooling and equipment            70,961            26,245             44,716
                                                --------------------------------------------------

                                                   $ 227,384          $ 64,809          $ 162,575
                                                ==================================================


                                                                   March 2, 2002
                                                                    Accumulated         Net book
                                                      Cost         amortization          value
                                                -------------------------------------------------

Land                                                 $ 8,824               $ -            $ 8,824
Buildings & leaseholds                                60,090             3,288             56,802
Information Technology                                66,702            16,832             49,870
Furniture, fixtures, tooling and equipment            51,564            15,217             36,347
                                                --------------------------------------------------
                                                   $ 187,180          $ 35,337          $ 151,843
                                                ==================================================


The acquisition of land and buildings was partially financed by the assumption of a mortgage in the amount of $ nil (2002 - $5,981 and 2001 - $ nil).

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data


6.   INTANGIBLE ASSETS

     Intangible assets are comprised as follows:

                                               March 1, 2003
                                                Accumulated        Net book
                                  Cost         amortization         value
                              --------------------------------------------------

Acquired technology                 $ 10,012           $ 1,684          $ 8,328
Licences                              28,370             1,085           27,285
Patents                               16,751               885           15,866
                              --------------------------------------------------
                                    $ 55,133           $ 3,654         $ 51,479
                              ==================================================


                                                 March 2, 2002
                                                  Accumulated        Net book
                                    Cost         amortization         value
                              --------------------------------------------------

Acquired technology                   $ 2,685             $ 185          $ 2,500
Licences                                9,645               186            9,459
Patents                                 4,479               435            4,044
                              --------------------------------------------------

                                     $ 16,809             $ 806         $ 16,003
                              ==================================================

     For the year ended March 1, 2003, amortization expense of intangible assets was $2,848 (2002 - $574, 2001 - $64). Total additions to intangible assets in 2003 were $38,324 (2002 - $8,897).

7.   ACQUISITIONS

     During fiscal 2003 the Company completed four acquisitions. Effective June 2002, the Company purchased the assets of a company whose proprietary software code provides capabilities to facilitate foreign language input and display on handheld products. Effective July 2002, the Company acquired 100% of the common shares of a company that will offer a secure solution for viewing email attachments with BlackBerry Wireless Handhelds. Effective August 2002, the Company acquired 100% of the common shares of a company that has software products which enable wireless access to major email systems including corporate, proprietary and POP3/IMAP4 using a handheld device. In addition, effective September 2002, the Company also acquired 100% of the common shares of a small company with expertise and technology related to wireless networks.

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data


     The results of the acquirees' operations have been included in the consolidated financial statements for the periods from each respective closing date up to March 1, 2003.

     On October 31, 2001, the Company acquired 100% of the outstanding common shares of a company for its technology and expertise in the wireless delivery of rich graphical content. This company develops Java-based media platforms for wireless devices. The results of this company's operations have been included in the consolidated financial statements since October 31, 2001. The value of the 387,353 common shares issued in 2002 was determined based on the average of the market price of the Company's common shares over the two-day period before and after the terms of the acquisition were agreed to.

     The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

                                                          For the year ended
                                                        March 1,      March 2,
                                                            2003          2002
                                                    ---------------------------

Assets purchased

      Capital assets                                       $ 317           $ -
      Acquired technology                                  7,326         2,685
      Goodwill                                            16,193        14,395
                                                    ---------------------------

                                                          23,836        17,080
                                                    ---------------------------

Liabilities assumed - non-cash working capital             1,275         1,046
Future income tax liability                                  357             -
                                                    ---------------------------

                                                           1,632         1,046
                                                    ---------------------------

Net non-cash assets acquired                              22,204        16,034

      Cash acquired                                          117           152
                                                    ---------------------------

Net assets acquired                                     $ 22,321      $ 16,186
                                                    ===========================

Consideration
      Cash                                              $ 22,107       $ 9,861
      Assumption of acquiree long-term debt                  214             -
      Capital stock                                            -         6,325
                                                    ---------------------------

                                                        $ 22,321      $ 16,186
                                                    ===========================

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data


     The acquisitions were accounted for using the purchase method whereby assets acquired and liabilities assumed were recorded at their fair value as of the date of acquisition. The excess of the purchase price over such fair value was recorded as goodwill. Acquired technology includes current and core technology. Of the $16,193 of goodwill acquired during fiscal 2003, $13,316 is expected to be deductible for tax purposes.

     If the four fiscal 2003 acquisitions had occurred on March 1, 2001, the Company's unaudited proforma consolidated revenue would have increased by $226 for the year ended March 1, 2003 (2002 - $816) and the unaudited proforma net loss would have been $151,520 (2002 - $35,906).

8.   INCOME TAXES

     The difference between the amount of the provision for (recovery of) income taxes and the amount computed by multiplying income before taxes by the statutory Canadian rate is reconciled as follows:

                                                        March 1,            March 2,        February 28,
                                                            2003                2002                2001
                                                    -----------------------------------------------------
    Expected Canadian tax rate                             38.3%               41.2%               44.0%

    Expected tax provision (recovery)                  $ (44,990)          $ (15,785)            $ 1,549

    Differences in taxes resulting from:
       Manufacturing and processing activities             3,951               1,801              (1,095)
       Increase in valuation allowance                    61,969               1,530               3,245
       Non-deductible portion of unrealized
         capital losses                                        -               1,013               3,245
       Foreign tax rate differences                        7,352              (3,192)              2,080
       Enacted tax rate changes                            4,835               2,960                   -
       Other differences                                  (2,011)              1,810                 707
                                                    -----------------------------------------------------

                                                        $ 31,106            $ (9,863)            $ 9,731
                                                    =====================================================

                                                            March 1,            March 2,      February 28,
                                                                2003                2002              2001
                                                    ------------------------------------------------------
    Income (loss) before income taxes:
       Canadian                                          $ (102,954)          $ (46,845)         $ (2,485)
       Foreign                                              (14,604)              8,503             6,005
                                                    ------------------------------------------------------
                                                         $ (117,558)          $ (38,342)          $ 3,520
                                                    ======================================================

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data


The provisions for income taxes consists of the following:

                                                      March 1,           March 2,      February 28,
     Provision for (recovery of) income taxes:            2003               2002              2001
                                                   -------------------------------------------------
        Current
           Canadian                                       $ (8)           $ 6,756           $ 2,296
           Foreign                                       3,521                302             2,424
        Future
           Canadian                                     27,593            (17,283)            5,011
           Foreign                                           -                362                 -
                                                   -------------------------------------------------
                                                      $ 31,106           $ (9,863)          $ 9,731
                                                   =================================================


    The tax effects of significant temporary differences are as follows:

                                               March 1,            March 2,
                                                   2003                2002
                                             --------------------------------
Assets
   Financing costs                              $ 4,398             $ 6,856
   Non-deductible reserves                        6,622               5,004
   Research and development incentives           24,897              17,726
   Tax losses                                    29,938              15,100
   Capital assets                                 2,614                   -
   Other tax carryforwards                          186               2,450
                                             --------------------------------

                                                 68,655              47,136

Less: valuation allowance                        68,655               5,870

                                             --------------------------------
                                                      -              41,266
                                             --------------------------------

Liabilities
   Capital assets                                     -              12,668
                                             --------------------------------

 Net future income tax assets                       $ -            $ 28,598
                                             ================================

     During the third quarter of fiscal 2003, the Company determined that a significant degree of uncertainty existed regarding the realization of the future tax assets and that a full valuation allowance was required. As a result of the increased valuation allowance, future tax assets of $68,655 have not been recognized for accounting purposes as of March 1, 2003. This amount remains available for use against taxes on future profits. The Company will continue to evaluate and examine the valuation allowance on a regular basis and as future uncertainties are resolved, the valuation allowance may be adjusted

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data


     accordingly.

     At March 1, 2003, the Company has the following net operating loss carryforwards and tax credits which are not recognized for accounting purposes and are scheduled to expire in the following years:

                                   Net operating loss   Investment tax credits
                                   -------------------------------------------

2004                                            $ 10                $ 5
2005                                              40                  -
2006                                           1,155                441
2007                                           3,717                653
2008                                          12,053              2,147
2009                                          70,194                 11
2010                                           1,201                 12
2011                                               -              4,777
2012                                               -              8,375
2020                                             102                  -
2021                                             255                  -
2022                                             244                  -
2023                                             236                  -
Indefinite carryforward                        2,969                  -
                                   -------------------------------------
                                            $ 92,176           $ 16,421
                                   =====================================

     The Company has not provided for Canadian future income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, since these earnings are intended to be reinvested indefinitely.

9.   LONG-TERM DEBT

     The Company has assumed long-term debt as a result of acquiring certain real estate properties for its ongoing operations. At March 1, 2003 long-term debt consisted of mortgages with interest rates ranging between 6.75% and 7.90%, against which certain land and buildings are pledged as collateral. All mortgage loans are denominated in Canadian dollars.

     The long-term debt principal payments for the fiscal years 2004 through 2008 and

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data


     thereafter are as follows:

For the year ending
2004                                                          $ 6,143
2005                                                              175
2006                                                              187
2007                                                              201
2008                                                              216
Thereafter                                                      4,997
                                                     -----------------
                                                             $ 11,919
                                                     =================

     At March 1, 2003 the Company had revolving demand credit operating lines totalling $19.9 million (2002 - $37.6 million). As at March 1, 2003 the Company had drawn down on its available credit facilities in the amount of $7.6 million in the form of letters of credit; $12.3 million remains unused. The operating lines bear interest on the outstanding balance at the bank's prime rate. Any balance owing is due on demand and is subject to a general security agreement.

10.  CAPITAL STOCK

(a)  Share capital

     The Company is authorized to issue an unlimited number of non-voting, redeemable, retractable Class A common shares, an unlimited number of voting common shares and an unlimited number of non-voting, cumulative, redeemable, retractable preferred shares. There are no Class A common shares or preferred shares outstanding.

     The following details the changes in issued and outstanding common shares and common share purchase warrants for the three years ended March 1, 2003:

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data


                                                        Number of Common Shares Outstanding (000's)
                                                ------------------------------------------------------------
                                                                                 Common
                                                                                  share
                                                             Common            purchase
                                                             shares            warrants               Total
                                                ------------------------------------------------------------
Balance as at February 29, 2000                              71,136                 214              71,350

Public offering                                               6,000                   -               6,000
Exercise of options                                           1,000                   -               1,000
Exercise of warrants                                            135                (139)                 (4)
                                                ------------------------------------------------------------

Balance as at February 28, 2001                              78,271                  75              78,346

Exercise of options                                             503                   -                 503
Common shares issued on acquisition of subsidiary               387                   -                 387
Common shares repurchased pursuant to
 Common Share Purchase Program                                 (370)                  -                (370)
                                                ------------------------------------------------------------

Balance as at March 2, 2002                                  78,791                  75              78,866

Exercise of options                                             320                   -                 320
Common shares repurchased pursuant to Common
 Share Purchase Program                                      (1,939)                  -              (1,939)
                                                ------------------------------------------------------------

Balance as at March 1, 2003                                  77,172                  75              77,247
                                                ============================================================

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data



                                                                         Share Capital
                                                     -------------------------------------------------------
                                                                                Common
                                                                                share
                                                              Common           purchase
                                                              shares           warrants               Total
                                                     -------------------------------------------------------

Balance as at February 29, 2000                            $ 292,891              $ 370           $ 293,261

Public offering                                              610,664                  -             610,664
Exercise of options                                            4,887                  -               4,887
Financing costs                                              (30,462)                 -             (30,462)
Income tax reduction resulting from financing costs           12,664                  -              12,664
                                                     -------------------------------------------------------

Balance as at February 28, 2001                              890,644                370             891,014

Exercise of options                                            1,491                  -               1,491
Common shares issued on acquisition of subsidiary              6,325                  -               6,325
Common shares repurchased pursuant to Common
 Share Purchase Program                                       (4,080)                 -              (4,080)
                                                     -------------------------------------------------------

Balance as at March 2, 2002                                  894,380                370             894,750

Exercise of options                                            1,155                  -               1,155
Common shares repurchased pursuant to Common
 Share Purchase Program                                      (21,528)                 -             (21,528)
                                                     -------------------------------------------------------

Balance as at March 1, 2003                                $ 874,007              $ 370           $ 874,377
                                                     =======================================================


     On October 3, 2002 the Company's Board of Directors approved the purchase by RIM of up to as many as 3.8 million common shares, which approximated 5% of the common shares outstanding at that date, over the next 12 months from time to time on the NASDAQ National Market. All common shares purchased by RIM will be cancelled. As of March 1, 2003, no shares have been re-purchased under this Common Share Purchase Program.

     During the year ended March 1, 2003 the Company purchased 1,939 common shares pursuant to its Common Share Purchase Program at a cost of $24,502. The amount in excess of the carrying value of the common shares of $2,974 was charged to retained earnings. All common shares repurchased by the Company pursuant to its Common Share Purchase Program have been cancelled.

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data


     During the year ended March 2, 2002 the Company repurchased 370 common shares pursuant to its Common Share Purchase Program at a cost of $5,525. The amount in excess of the carrying value of the common shares of $1,445 was charged to retained earnings. All common shares repurchased by the Company pursuant to its Common Share Purchase Program have been cancelled.

     During the year ended February 28, 2001 the Company issued 135 common shares in exchange for 139 common share purchase warrants and no cash consideration.

     The outstanding common share purchase warrants have an expiry date of August 17, 2004 and give the owner the right to acquire 75 common shares at $20.83 each.

 (b) Stock option plan

     The Company has an incentive stock option plan for all of its directors, officers and employees. The option exercise price is the fair market value of the Company's common shares at the date of grant. These options generally vest over a period of five years after which they are exercisable for a maximum of ten years after the grant date. The Company's shareholders approved the reconstitution of the stock option plan at the Annual General Meeting on August 12, 2002. The reconstitution increased the number of common shares available for the grant of options by 2,756. As at March 1, 2003, there were 10,101 options outstanding with exercise prices ranging from $2.43 to $119.80. Options issued and outstanding for 4,070 shares are vested as at March 1, 2003. There are 4,115 shares available for future grants under the plan.

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data


     A summary of option activity since February 29, 2000 is shown below:


                                                Options Outstanding
                                         -------------------------------------
                                                               Weighted
                                             Number             Average
                                           (in 000's)       Exercise Price
                                         -------------------------------------

Balance as at February 29, 2000                     7,243             $  7.19

Granted during the year                             1,767             $ 52.16
Exercised during the year                          (1,018)            $  6.29
Forfeited during the year                             (72)            $ 38.03
                                         -------------------------------------

Balance as at February 28, 2001                     7,920             $ 17.04

Granted during the year                             2,978             $ 21.83
Exercised during the year                            (515)            $  3.71
Forfeited during the year                            (297)            $ 27.92
                                         -------------------------------------

Balance as at March 2, 2002                        10,086             $ 18.81

Granted during the year                               956             $ 16.41
Exercised during the year                            (320)            $  3.88
Forfeited during the year                            (621)            $ 31.35
                                         -------------------------------------

Balance as at March 1, 2003                        10,101             $ 18.29
                                         =====================================

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data


    The weighted average characteristics of options outstanding as at March 1, 2003 are as follows:

                              Options Outstanding (000's)                               (in 000's)    Options Exercisable (000's)
--------------------------------------------------------------------------------------------------------------------------------
                                                         Weighted
                                      Number               average             Weighted             Number              Weighted
                                 Outstanding             remaining              average        Outstanding at        Outsaverage
Range of exercise prices    at March 1, 2003         life in years       exercise price        March 1, 2003    atexercise,price
--------------------------------------------------------------------------------------------------------------------------------

$2.43 - $3.62                         2,058                   3.7               $ 2.69                1,847             $ 2.61
$3.88 - $5.66                         1,544                   2.6                 4.14                  415               4.31
$5.93 - $8.78                           699                   3.0                 7.69                  233               7.68
$8.97 - $13.12                          464                   4.7                10.26                  127               9.87
$13.55 - $20.29                       1,802                   5.6                16.41                  351              16.84
$20.39 - $30.51                       1,737                   5.3                23.51                  392              24.60
$30.68 - $45.51                         683                   4.6                36.87                  237              37.52
$46.55- $68.48                          839                   4.6                51.65                  338              51.31
$70.44 and over                         275                   4.6                86.58                  130              86.47
--------------------------------------------------------------------------------------------------------------------------------
Total                                10,101                   4.3              $ 18.29                4,070            $ 15.40
===============================================================================================================================

 (c) Stock-based compensation

     CICA 3870 requires proforma disclosures of net income (loss) and earnings
     (loss) per share, as if the fair value method rather than the intrinsic value method of accounting for employee stock options had been applied for grants awarded during fiscal 2003. The disclosures in the following table show the Company's net loss and loss per share on a proforma basis using the fair value method, as determined by using the Black-Scholes option pricing model, amortizing the indicated value over the life of the underlying option on a straight-line basis:

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data


                                                           For the year ended
                                                               March 1,
                                                                2003
                                                           -----------------
Net loss - as reported                                            $(148,664)
Estimated stock-based compensation costs for the period               1,370
                                                           -----------------

Net loss - proforma                                               $(150,034)
                                                           =================
Proforma loss per common share:
  Basic and diluted                                               $   (1.93)

Weighted average number of shares (000's):
  Basic and diluted                                                  77,636


     The weighted average fair value of options granted during the quarter was calculated using the Black-Scholes option-pricing model with the following assumptions:

                                                           For the year ended
                                                               March 1,
                                                                 2003
                                                           ------------------

Number of options issued (000's)                                         956
                                                           ------------------

Weighted average Black-Scholes value of each option                   $ 8.58

Assumptions:
  Risk free interest rate                                               4.5%
  Expected life in years                                                 3.5
  Expected dividend yield                                                 0%
  Volatility                                                             70%


11.   COMMITMENTS AND CONTINGENCIES

(a)   Lease commitment

      The Company is committed to annual lease payments under operating leases for premises as follows:

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data

For the year ending
2004                                                    $ 1,804
2005                                                      1,615
2006                                                      1,495
2007                                                      1,281
2008                                                      1,191
Thereafter                                                5,821
                                                  --------------
                                                       $ 13,207
                                                  ==============


(b)  Contingency

     In addition to the NTP matter discussed in note 14, the Company has the following contingencies:

     On May 30, 2002, the Company was served with a motion for declaratory judgment wherein the United States District Court, Northern District of California has been petitioned by Good Technology, Inc. ("Good") to find that one of the Company's U.S. patents is invalid or not infringed upon by Good's wireless handheld products and related software. On February 3, 2003, the Company filed a counterclaim against Good within the Northern District Action, alleging among other things, Good's infringement of the Company's patent-in-suit, and seeking injunctive relief, monetary damages and costs and other relief. The discovery process is ongoing, and the trial date is not yet scheduled, but is not anticipated to occur prior to 2004. The likely outcome of this motion is not determinable but in any event would not result in the Company being required to pay monetary damages to Good. Accordingly no amount has been recorded in these financial statements.

     During the second quarter of fiscal 2003, the Company filed several complaints and lawsuits against Good alleging Good's infringements on a number of the Company's patents, copyrights, trademarks and other property. The Company has asked the Courts for injunctions against Good as well as for monetary damages and costs. In these lawsuits, the Company is asking the Court for injunctive relief and an award of monetary damages. In addition, the Company asserts that Good's infringement is wilful, thus allowing the Court to award enhanced monetary damages as well as attorneys' fees and costs. The discovery process is ongoing for one of the actions and the trial is not anticipated to occur prior to the fourth quarter of calendar year 2003. At this time, the likelihood of recoveries and the ultimate amounts, if any, with respect to all of the Good actions are not determinable. Accordingly, no amount has been recorded in these financial statements.

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data


     During the third quarter of fiscal 2003, the Company filed a fourth lawsuit against Good. This lawsuit has been filed in the Superior Court of the State of California for the County of Orange. In this complaint, both Good and a Good Vice President have been named as defendants. The complaint alleges that Good has engaged in misappropriation of the Company's trade secrets, breach of contract, tortuous interference with contracts and prospective economic relations, unfair competition, unjust enrichment and breach of implied duty of good faith and fair dealing. By way of relief, the Company is asking the Court for injunctive relief. In addition, the Company is asking the Court for an award of general, special and punitive damages for Good's unfair competitive acts as well as attorneys' fees and costs to the Company. An interim injunction application was heard and denied by the Court in April 2003, and the trial is not anticipated to occur prior to the fourth quarter of calendar year 2003. At this time, the likelihood of recoveries and the ultimate amounts, if any, with respect to all of the Good actions are not determinable. Accordingly, no amount has been recorded in these financial statements.

     From time to time, the Company is involved in other claims in the normal course of business. Management assesses such claims and where considered likely to result in a material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management's assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

12.   GOVERNMENT ASSISTANCE

(a)   Current expense

      The Company has entered into two project development agreements with Technology Partnerships Canada ("TPC"), which provide partial funding for certain research and development projects.

      Funding from TPC for the "first project" totalled $3,900 and is repayable in the form of royalties of 2.2% on gross product revenues resulting from the project. The Company is obligated to pay royalties on all project revenues up to February 28, 2003, after which time the royalty base is expanded to include revenues from certain additional products, and royalties will continue to be paid up to a maximum of $6,100.

      The second agreement with TPC is a three-year research and development project (the "second project") under which total contributions from TPC will be a maximum of $23,300 (the "contribution"). The Company is of the view that it has fulfilled all

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data


      prerequisite funding conditions and has recorded all of the contribution commitment as at March 1, 2003 and no further TPC funding reimbursements are due to RIM under the second project. This contribution will be repayable in the form of royalties of 2.2% on gross product revenues resulting from the second project. The Company is obligated to pay royalties on all project revenues up to February 28, 2007, after which time the royalty base is expanded to include revenues from certain additional products. Royalties will continue to be paid up to a maximum of $39,300.

      The Company has recorded $ 925 on account of TPC royalty repayment expense with respect to the first project (2002 - $1,575, 2001 - $ 999). No amounts have been recorded with respect to the second project since the conditions for repayment have not yet been met.

      The Company also qualifies for investment tax credits ("ITC's") on eligible expenditures on account of scientific research and experimental development. The Company has not recorded the benefit of ITC's in fiscal 2003 as in the Company's judgement, the Company does not have reasonable assurance that the Company will realize the ITC's.

      Government assistance, which includes both TPC funding and ITC's, has been applied to reduce gross research and development expense as follows:

                                                        For the year ended
                                            March 1,         March 2,       February 28,
                                              2003             2002             2001
                                         -----------------------------------------------
   Gross research and development           $ 64,952         $ 49,517         $ 25,675
   Government funding                          9,036           12,071            7,394
                                         -----------------------------------------------

   Net research and development             $ 55,916         $ 37,446         $ 18,281
                                         ===============================================

(b)      Capital assets

     The Company received $nil in government assistance which was applied towards the cost of capital assets used in research and development activities (2002 - $1,672, 2001 - $2,585).

13.      RESTRUCTURING CHARGES

     During the third quarter of 2003, as part of the implementation of a plan to improve operating results, the Company recorded restructuring charges that included the termination of employees, related costs and the closure and exit of certain leased

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data


     facilities. The 254 employees identified in connection with the workforce reduction component of the Plan were dismissed on or about November 12, 2002.

     The Company has yet to conclude formal severance arrangements with only a very few individuals who were terminated on November 12, 2002. Additionally, the Company has yet to vacate a leased facility deemed redundant as part of the Plan. The Company expects to complete the remaining elements of the Plan during the first half of fiscal 2004.

     The pre-tax financial components of the Plan are summarized below:

                                  Restructuring     Cash Payments     Write-offs     Balances as at
                                     Expense                                          March 1, 2003
                                 ---------------------------------------------------------------------

Workforce reduction and             $ 4,056           $ (3,408)            $ -            $ 648
 related costs
Excess facilities and capital         2,494                (63)           (507)           1,924
 assets
                                 ---------------------------------------------------------------------

                                    $ 6,550           $ (3,471)         $ (507)         $ 2,572
                                 =====================================================================



     The balance of the restructuring provision of $2,572 as at March 1, 2003 is included in Accounts payable and accrued liabilities on the Consolidated Balance Sheets.

14.  LITIGATION AWARD

     During November 2001, the Company was served with a complaint filed by NTP, Inc. ("NTP") alleging that the Company infringed on eight of its patents (the "NTP matter").

     During the second quarter of fiscal 2003, the Company recorded an expense of $4.9 million for its current and estimated future costs with respect to ongoing legal fees for the NTP matter.

     The NTP matter went to trial during the third quarter of 2003 in the United States District Court for the Eastern District of Virginia (the "Court"). The jury issued a verdict in favour of NTP on November 21, 2002. Specifically, the jury found that certain of the Company's products and services made available in the United States over certain periods infringed on NTP patents (the "infringing revenues") and as a result the jury awarded damages based upon its assessment of the estimated income derived from these infringing revenues. The jury also found that the infringement was wilful.

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data


     Based upon its finding of infringement, the jury awarded compensatory damages of $23.1 million (the "jury verdict") based upon its assessment of the infringing revenues multiplied by its determination of an appropriate royalty rate of 5.7% (the "royalty rate"). Accordingly, during the third quarter of fiscal 2003, the Company recorded an expense of $23.1 million pursuant to the jury verdict; and as well recorded an expense of $4.7 million for its current and estimated future costs with respect to ongoing legal fees for the NTP matter for a total charge of $27.8 million. The jury's compensatory damages award of $23.1 million remains subject to post-trial motions and appeal. The Court scheduled a hearing on February 28, 2003 to rule on various post-trial motions.

     During the fourth quarter of 2003, both NTP and the Company filed post-trial motions and supporting memoranda with the Court in advance of the February 28, 2003 hearing. NTP filed motions for entry of final judgment; prejudgment and postjudgment interest; enhanced damages; attorney fees; and an application for a permanent injunction. The injunction application seeks to prohibit the Company from providing BlackBerry service in the United States and from selling and/or distributing certain handhelds and software. The Company's counsel filed, amongst other motions, a motion asking the judge to enter a judgment in favour of the Company as a matter of law, notwithstanding the jury's verdict; and as well a motion for a new trial.

     During the hearing on February 28, 2003, the Court heard arguments in relation to these post-trial motions, but did not rule on any of the motions except two. The Court ruled that NTP was entitled to, for the purposes of determining additional compensatory damages, an accounting of the Company's infringing revenues for the period November 1, 2002 to February 28, 2003 (the "Accounting"). In addition, the Court ruled that if the jury's verdict were entered, the prejudgment interest rate would be set at the prime rate.

     Based upon the Court's Order dated March 11, 2003 (the "Order"), i) the jury's compensatory damages award shall be increased by the amount equal to the infringing revenues for the period November 1, 2002 to November 30, 2002 multiplied by the royalty rate; ii) supplemental judgment is entered for NTP for compensatory damages equal to the infringing revenues for the period December 1, 2002 to February 28, 2003 multiplied by the royalty rate. Whether enhancement of said supplemental judgment is warranted will be subsequently determined (see later in note 14 in reference to the May 23, 2003 rulings); iii) on or before March 30, 2003, the Company shall provide the Accounting, duly verified and sworn, to NTP and the Court; iv) commencing with the first quarter of fiscal 2004, the Company shall provide an Ongoing Quarterly Accounting to NTP and the Court of all infringing revenues; v) to account for any ongoing postjudgment infringement activity, the Company shall establish an interest-bearing account with an FDIC-insured bank located in the Eastern District of Virginia and make deposits therein on a quarterly basis ("Quarterly Deposits"), in amounts equal to the

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data


     quarterly infringing revenues multiplied by the royalty rate. Whether enhancement of the Quarterly Deposits is warranted will be subsequently determined (see later in note 14 in reference to the May 23, 2003 rulings); vi) the Quarterly Deposits shall continue until such time as the judgment of this Court is affirmed, reversed, or remanded, at which time the parties shall move the Court for a hearing on the disposition of the Quarterly Deposits; vii) the Company shall pay prejudgment interest in the compensatory (non-enhanced) portion of damages awarded by the jury. Such interest shall accrue from the date of the Company's first infringing activity and be compounded quarterly. The parties shall jointly submit a calculation of the interest due hereunder no later than March 30, 2003; viii) the Company shall pay postjudgment interest on the full amount of the monetary award entered by the Court, as specified in the Court's entry of final judgment.

     The Court did not rule on other post-trial motions and ordered the parties to mediation before a U.S. Magistrate Judge. No definitive time frame was set for the mediation. As a result, further rulings and potential appeals are expected to be postponed pending the outcome of the mediation process.

     On May 23, 2003 the Court ruled on the issues of enhanced compensatory damages, plaintiff's attorney fees and certain other matters as follows:

     Enhanced Compensatory Damages
     The Court ordered that NTP be awarded compensatory damages such that all infringing revenues subsequent to the date of the jury verdict are enhanced by a factor of 0.5 or 50%. This increases the royalty rate to 8.55% from 5.7%. Infringing revenues now include all BlackBerry handheld, service and software revenues in the United States. The Company recorded an additional provision of $13.5 million in the fourth quarter with respect to enhanced compensatory damages for the period up to March 1, 2003.

     Plaintiff's Attorney Fees
     The Court ordered that NTP be awarded plaintiff's attorney fees for the period up to February 22, 2003, at a factor of 0.8 or 80% of actual fees incurred by NTP in this matter. The Company has recorded an additional provision of $5.0 million in the fourth quarter with respect to estimated plaintiff's attorney fees for the period up to March 1, 2003. This provision is subject to receipt and review of NTP's summary of attorney fees for this period.

     Postjudgment Interest
     The Company also recorded additional postjudgment interest for the period November 22, 2002 to March 1, 2003 to account for the Court's awards in these new rulings.

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data


     The Court has not yet ruled on other matters, including whether or not an injunction will be granted to NTP.

     Given the above, during the fourth quarter of fiscal 2003, the Company recorded an expense of $25.5 million with respect to the NTP matter to provide for additional estimated compensatory damages for the period November 1, 2002 to February 28, 2003; enhanced compensatory damages awarded by the Court, plaintiff's attorney fees awarded by the Court, prejudgment interest from the date of the Company's first alleged infringing activity to the jury verdict on November 21, 2002, postjudgment interest for the period November 22, 2002 to February 28, 2003; and additional current and estimated future costs with respect to ongoing legal fees.

     The total expense recorded in relation to the NTP matter for the fiscal year is $58.2 million, of which, $7.5 million has been disbursed as at March 1, 2003.

     The Company's management remains of the view that its products and services do not infringe upon any of NTP's patents and furthermore that the patents are invalid. As at the end of the Company's current fiscal year, the likelihood of any further loss and the ultimate amount of loss, if any, were not reasonably determinable. Consequently, no additional amounts, from those noted above, have been provided for as NTP litigation expenses as at March 1, 2003. The actual resolution of the NTP matter may materially differ from the estimates as at March 1, 2003 as a result of future Court rulings from the current court adjudicating the matter and also appellate courts at the conclusion of the appeals process; potentially causing future quarterly or annual financial reporting to be materially affected, either adversely or favourably.

15.  WRITE-DOWN OF INVESTMENTS

     Periodically the Company undertakes a review of the carrying value of companies in which it holds investments. Based on such reviews, the Company determines whether impairment in the carrying values of its investments has occurred. The Company further determines whether such declines are other than temporary in nature. The Company wrote down the value of its investments in fiscal 2002 by $5,350 (2001 - $14,750).

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data

16.  LOSS PER SHARE

     The following table sets forth the computation of basic and diluted loss per share.

                                                                  For the year ended
                                                        March 1,          March 2,      February 28,
                                                            2003              2002              2001
                                                   --------------------------------------------------
Numerator for basic and diluted loss per              $ (148,664)        $ (28,479)        $  (6,211)
 share available to common stockholders
                                                   ==================================================

Denominator for basic and diluted loss per                77,636            78,467            73,555
 share - weighted average shares outstanding
 (000's)
                                                   ==================================================

Loss per share
  Basic                                                $   (1.91)        $   (0.36)        $   (0.08)
  Diluted                                              $   (1.91)        $   (0.36)        $   (0.08)



17.  SUPPLEMENTAL INFORMATION

(a)  Statement of cash flows

     The following summarizes interest and income taxes paid:

                                                  For the year ended
                                      March 1,       March 2,       February 28,
                                        2003           2002             2001
                                     -------------------------------------------

Interest paid during the year            $ 852          $ 779            $ 456
Income taxes paid during the year        1,070            967              897

(b)  Other information

     Advertising expense, which includes media, agency and promotional expenses, of $15,079 (2002 - $18,549, 2001 - $15,932) is included in Selling,
     Marketing and Administration expense.

     Selling, marketing and administration expense for the fiscal year includes a foreign currency exchange gain of $293 (2002 - loss of $1,042, 2001 - gain of $423).

18.  FINANCIAL INSTRUMENTS

     The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency of U.S. dollars. The majority of the Company's

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data


     revenues in fiscal 2003 are transacted in U.S. dollars, Euro and British pounds. Purchases of raw materials are primarily transacted in U.S. dollars. Other expenses, consisting of the majority of salaries, certain operating costs and all manufacturing overhead, are incurred primarily in Canadian dollars. At March 1, 2003 approximately 14% of cash and cash equivalents, 13% of trade receivables and 8% of accounts payable and accrued liabilities are denominated in foreign currencies (2002 - nil%, 24%, and 25%, respectively). These foreign currencies include the Canadian Dollar, British Pound, Euro, Australian dollar, Hong Kong dollar, and Japanese Yen.

     To mitigate the risks relating to foreign exchange fluctuations, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities through the utilization of derivative financial instruments. The Company does not purchase or hold any derivative instruments for speculative purposes.

     To hedge exposures relating to foreign currency anticipated transactions, the Company has entered into forward foreign exchange contracts to sell U.S. dollars and purchase Canadian dollars with an aggregate notional value of U.S. $58.1 million as at March 1, 2003 (2002 - $87.5 million, 2001 -
     $44.5 million). These contracts carry a weighted average rate of U.S. $1.00 equals Canadian $1.5831, and mature at various dates, with the latest being December 1, 2003. These contracts have been designated as cash flow hedges, with gains and losses on the hedge instruments being recognized in the same period as, and as part of, the hedged transaction. As at March 1, 2003, the notional gain on these forward contracts was approximately $3,439 (2002 - notional loss of $1,478, 2001 - $nil).

     To hedge exposure relating to foreign currency denominated long-term debt, the Company has entered into forward foreign exchange contracts to sell U.S. dollars and purchase Canadian dollars with an aggregate notional value of U.S. $10.0 million (2002 - $nil, 2001 - $nil). These contracts carry a weighted average exchange rate of U.S. $1.00 equals Canadian $1.5706, and mature on December 1, 2003. These contracts have been designated as fair value hedges, with gains and losses on the hedge instruments being recognized in earnings each period, offsetting the change in the U.S. dollar value of the hedged liability. As at March 1, 2003, the notional gain on these forward contracts was approximately $419 (2002 - n/a, 2001 - n/a).

     To satisfy short-term anticipated cash requirements, the Company has entered into a forward foreign exchange contract to purchase U.S. dollars and sell Canadian dollars with a notional value of U.S. $1.3 million (2002 - $nil, 2001 - $nil). This contract carries an exchange rate of U.S. $1.00 equals Canadian $1.5313, and matures on March 3, 2003. Due to the short-term nature of the contract, it was not designated for hedge accounting

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data


     and is carried on the balance sheet at fair value. As at March 1, 2003, the notional loss on this forward contract was approximately $42 (2002 - n/a, 2001 - n/a).

     The Company is exposed to credit risk on derivative financial instruments arising from the potential for counter-parties to default on their contractual obligations to the Company. The Company limits this risk by dealing with financially sound counter-parties and by continuously monitoring the creditworthiness of all counter-parties. As at March 1, 2003, the maximum exposure to a single counter-party was 37% of outstanding derivative instruments (2002 - 50%).

     The Company is exposed to market and credit risk on its investment portfolio. The Company limits this risk by investing only in highly liquid, investment grade securities and by limiting exposure to any one entity or group of entities. As at March 1, 2003, no single issuer represented more than 5% of the total cash, cash equivalents, marketable securities, and long-term portfolio investments (2002 - no single issuer represented more than 5% of the total cash, cash equivalents and marketable securities).

     The Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of short-term investments, marketable securities, and long-term portfolio investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company does not currently use interest rate derivative financial instruments in its investment portfolio.

     The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends and economic circumstances. The allowance as at March 1, 2003 is $ 2,331 (2002 - $2,218).

     While the Company sells to a variety of customers, three customers comprised 17%, 16 %, and 14% of trade receivables as at March 1, 2003 (2002
     - two customers comprised 16% and 15%). Additionally, one customer comprised 12% of the Company's sales (2002 - two customers comprised 17% and 11%, 2001 - one customer comprised 18%).

     For certain of the Company's financial instruments, including trade receivables, other receivables, accounts payable and accrued liabilities, the carrying amounts approximate their respective fair values due to their short maturities. Cash and cash equivalents, marketable securities and long-term debt are carried at cost, which approximates their respective fair values.

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data


19.  SEGMENT DISCLOSURES

     The Company is organized and managed as a single reportable business segment. The Company's operations are substantially all related to the research, design, manufacture and sales of wireless communications products.

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data


     Selected financial information is as follows:

                                     March 1,        March 2,     February 28,
Sales                                    2003            2002             2001
                                  ---------------------------------------------
  Canada                             $ 21,788        $ 21,381         $ 16,721
  United States                       255,466         239,702          204,606
  Foreign                              29,478          32,970                -
                                  ---------------------------------------------

                                    $ 306,732       $ 294,053        $ 221,327
                                  =============================================

Sales

  Canada                                 7.1%            7.3%             7.6%
  United States                         83.3%           81.5%            92.4%
  Foreign                                9.6%           11.2%                -
                                  ---------------------------------------------

                                       100.0%          100.0%           100.0%
                                  =============================================




                                     March 1,        March 2,     February 28,
Revenue mix                              2003            2002             2001
                                  ---------------------------------------------

  Handhelds                         $ 122,711       $ 160,198        $ 156,736
  Service                             129,331          88,880           29,067
  OEM, software, non-recurring
  engineering ("NRE") and other        54,690          44,975           35,524
                                  ---------------------------------------------

                                    $ 306,732       $ 294,053        $ 221,327
                                  =============================================




Capital, intangible assets and goodwill
  Canada                                           $ 207,221          $ 175,406
  United States                                       30,759                651
  Foreign                                              6,662              6,184
                                              ----------------------------------

                                                   $ 244,642          $ 182,241
                                              ==================================

Total assets

  Canada                                           $ 258,833          $ 290,133
  United States                                      585,375            631,126
  Foreign                                             15,401             26,898
                                              ----------------------------------

                                                   $ 859,609          $ 948,157
                                              ==================================

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data


20.  COMPARATIVE FIGURES

     Certain of the prior years' figures have been reclassified for consistency with the current presentation.

21. SUMMARY OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) IN CANADA AND THE UNITED STATES

     The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which conform in all material respects with accounting principles generally accepted in the United States ("U.S. GAAP") except as set forth below:

     Consolidated Balance Sheets

                                                          March 1,           March 2,
                                                              2003               2002
                                                     ---------------------------------
Total assets under Canadian GAAP                         $ 859,609          $ 948,157
Adjustment - Start-up costs (a)                             (1,393)            (1,199)
Adjustment - Derivative financial instruments (b)            3,439                  -
                                                     ---------------------------------

Total assets under U.S. GAAP                             $ 861,655          $ 946,958
                                                     =================================

Total liabilities under Canadian GAAP                    $ 154,875           $ 71,412
Adjustment - Derivative financial instruments (b)                -              1,478
                                                     ---------------------------------
Total liabilities under U.S. GAAP                        $ 154,875           $ 72,890
                                                     =================================

Total shareholders' equity under Canadian GAAP           $ 704,734          $ 876,745
Adjustment - Start-up costs (a)                             (1,393)            (1,199)
Adjustment - Derivative financial instruments (b)            3,439             (1,478)
                                                     ---------------------------------

Total shareholders' equity under U.S. GAAP               $ 706,780          $ 874,068
                                                     =================================

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data


     Consolidated Statements of Operations

                                                     March 1,          March 2,      February 28,
                                                       2003              2002              2001
                                              --------------------------------------------------
Net loss under Canadian GAAP                     $ (148,664)       $  (28,479)        $  (6,211)
Adjustments - U.S. GAAP
  Start-up costs (a)                                    452               243            (2,088)
  Future income taxes (a)                              (646)              (85)              731
                                              --------------------------------------------------
Net loss under U.S. GAAP                         $ (148,858)       $  (28,321)        $  (7,568)
                                              ==================================================

Statement of comprehensive loss (c)

Net loss under U.S. GAAP                         $ (148,858)       $  (28,321)        $  (7,568)

Adjustments - other comprehensive loss
  Derivative financial instruments (b)                3,439            (1,478)                -
                                              --------------------------------------------------

Comprehensive loss under U.S. GAAP               $ (145,419)       $  (29,799)        $  (7,568)
                                              ==================================================


(a)  Start-up costs

     The Company had capitalized as at February 28, 2001 the expenses incurred during the start-up of the Company's United Kingdom operations. U.S. GAAP, Statement of Position 98-5, Reporting on the Cost of Start-up Activities, prescribes that start-up costs should be expensed as incurred. The tax affect of this adjustment is also reflected above. As a result of the change in valuation allowance (note 8), the remaining future tax asset relating to the start-up costs would be expensed under U.S. GAAP for 2003.

(b)  Derivative Financial Instruments

     The Company engages in foreign currency hedging activities, utilizing derivative financial instruments (forward contracts), to mitigate the risks relating to foreign exchange fluctuations on foreign currency balances and cash flows.

     Where appropriate, the Company utilizes derivative financial instruments to reduce exposure to fluctuations in foreign currency exchange rates. Under Canadian GAAP, gains and losses related to derivatives that are eligible for hedge accounting are deferred and recognized in the same period as the corresponding hedged positions.

     Effective March 1, 2001, the Company adopted the requirements of U.S. GAAP, SFAS 133, Accounting for Derivative Instruments, as amended by SFAS 137 and 138, for U.S.

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data


     GAAP purposes. SFAS 133 requires all derivative instruments to be recognized at fair value on the consolidated balance sheet, and outlines the criteria to be met in order to designate a derivative instrument as a hedge and the methods for evaluating hedge effectiveness. For instruments designated as fair value hedges, changes in fair value are recognized in current earnings, and will generally be offset by changes in the fair value of the associated hedged transaction. For instruments designated as cash flow hedges, the effective portion of changes in fair value are recorded in other comprehensive income, and subsequently reclassified to earnings in the period in which the cash flows from the associated hedged transaction affect earnings.

     As at February 28, 2001, the Company had several derivative instruments outstanding, maturing between July 27, 2001 and February 22, 2002, for which there was no material change in fair value. There was no material fair value amount upon adoption of SFAS 133.

     The adjustment to Other Comprehensive Income (Loss) is as follows:

                                                                   For the year ended
                                                             March 1, 2003    March 2, 2002
                                                           ---------------------------------
Net change in derivative fair value during the period              $ 3,155        $  (2,803)
Amounts reclassified to earnings during the period                     284            1,325
                                                           ---------------------------------

Adjustment to Other Comprehensive Income (Loss)                    $ 3,439        $  (1,478)
                                                           =================================



     As all outstanding instruments mature during the next fiscal year, the full amount of the adjustment (gain of $ 3,439 (2002 - loss of $1,478)) will reverse into Comprehensive Income (Loss) in 2004.

(c)  Statements of comprehensive income (loss)

     U.S. GAAP, SFAS 130, Reporting Comprehensive Income, establishes standards for the reporting and display of comprehensive income and its components in general-purpose financial statements. Comprehensive income is defined as the change in net assets of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, and includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The reportable item of comprehensive income is the cash flow hedge as described in note 21 (b).

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data


(d)  Loss per share

     The following table sets forth the computation of basic and diluted loss per share under U.S. GAAP.

                                                               For the year ended
                                                     March 1,         March 2,       February 28,
                                                         2003             2002               2001
                                                  ------------------------------------------------
Numerator for basic and diluted loss per share      $(148,858)       $ (28,321)        $   (7,568)
 available to common stockholders
                                                  ================================================

Denominator for diluted loss per share -               77,636           78,467             73,555
 weighted-average shares and assumed
 conversions
                                                  ================================================

Loss per share under U.S. GAAP
  Basic                                              $  (1.92)        $  (0.36)         $   (0.10)
  Diluted                                            $  (1.92)        $  (0.36)         $   (0.10)


(e)  Accounting for stock compensation

     Under U.S. GAAP, for any stock option with an exercise price that is less than the market price on the date of grant, the difference between the exercise price and the market price on the date of grant is recorded as compensation expense ("intrinsic value based method"). The Company grants stock options at the fair market value of the shares on the day preceding the date of the grant of the options. Consequently, no compensation expense is recognized. This method is consistent with U.S. GAAP, APB Opinion 25, Accounting for Stock Issued to Employees.

     SFAS No. 123, Accounting for Stock-Based Compensation, requires proforma disclosures of net income and earnings per share, as if the fair value based method as opposed to the intrinsic value based method of accounting for employee stock options had been applied. The disclosures in the following table show the company's net income and earnings per share on a proforma basis using the fair value method as determined by using the Black-Scholes option pricing model include:

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data


                                                             For the year ended
                                                   March 1,          March 2,       February 28,
                                                       2003              2002               2001
                                               --------------------------------------------------
Net loss under U.S. GAAP                         $ (148,858)       $  (28,321)         $  (7,568)
Estimated stock-based compensation costs             20,296            19,773             11,115
                                               --------------------------------------------------

Net loss under U.S. GAAP                         $ (169,154)       $  (48,094)        $  (18,683)
                                               ==================================================

Proforma net loss per common share
  Basic                                           $   (2.18)        $   (0.61)         $   (0.25)
  Diluted                                         $   (2.18)        $   (0.61)         $   (0.25)

Weighted average number of shares (000's)
  Basic                                              77,636            78,467             73,555
  Diluted                                            77,636            78,467             73,555

     The weighted average fair value of options granted during the following periods were calculated as follows using the Black-Scholes option pricing model with the following assumptions:

                                                              For the year ended
                                                   March 1,          March 2,       February 28,
                                                     2003              2002               2001
                                                  ---------------------------------------------
Weighted average Black-Scholes value of options    $ 8.58           $ 12.00            $ 34.82

Assumptions:
  Risk free interest rates                           4.5%                4%                 4%
  Expected life in years                              3.5               3.5                3.5
  Expected dividend yield                              0%                0%                 0%
  Volatility                                          70%               75%               100%


(f) Product Warranty

    The change in the Company's accrued warranty obligations from March 2, 2002 to March 1, 2003 was as follows:

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data


Accrued warranty obligations at March 2, 2002                      $ 3,355
Actual warranty experience during 2003                                (577)
2003 warranty provision                                              5,465
Adjustments for changes in estimate                                 (3,073)
                                                           ----------------
Accrued warranty obligations at March 1, 2003                      $ 5,170
                                                           ================

(g)  Recently issued pronouncements

     In June 2001, FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company is required to also record a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 on January 1, 2003. There was no effect on the adoption of SFAS No. 143 on the Company's results of operations and financial position for 2003 and prior years.

     In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. There was no effect on the adoption of SFAS No. 146 on the Company's results of operations and financial position for 2003 and prior years.

     In November 2002, the FASB issued Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which requires certain disclosures of obligations under guarantees. The disclosure requirements of FIN 45 are effective for the Company's year ended March 1, 2003. An additional disclosure requirement under FIN 45 relates to product warranty as described in note 1 and 21 (f). FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified after December 31, 2002, based on the fair value of the guarantee. There was no effect

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

     For The Years Ended March 1, 2003, March 2, 2002 And February 28, 2001

        All share and United States dollars expressed in thousands except per share data


     on the adoption of the measurement requirement of FIN 45 on the Company's results of operations and financial position for 2003 and prior years.

     The Emerging Issues Task Force reached a consensus on Issue 00-21, addressing how to account for arrangements that involve the delivery or performance of multiple products, services, and/or rights to use assets. Revenue arrangements with multiple deliverables are divided into separate units of accounting if the deliverables in the arrangement meet the following criteria: (a) the delivered item has value to the customer on a standalone basis; (b) there is objective and reliable evidence of the fair value of undelivered items; and (c) delivery of any undelivered item is probable. Arrangement consideration should be allocated among the separate units of accounting based on their relative fair values, with the amount allocated to the delivered item being limited to the amount that is not contingent on the delivery of additional items or meeting other specified performance conditions. The final consensus will be applicable to agreements entered into in fiscal periods beginning after June 15, 2003 with early adoption permitted. The Company is currently evaluating the impact of adoption on the consolidated financial statements.

     In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123." This Statement amends FASB Statement No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to these consolidated financial statements.

                                                                 Document No. 3

Research In Motion Limited                                   2003 Annual Report


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read together with our audited annual consolidated financial statements and the accompanying notes.

Some of the statements set forth in this section are forward-looking statements relating to the Company's future results of operations. Actual results may differ materially from those expressed or implied by such forward-looking statements. Please see "Forward-Looking Statements".

Management's Discussion and Analysis of Financial Condition and Results of Operations has been prepared with reference to the Company's Consolidated Financial Statements and Notes which have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). All financial information herein is presented in thousands of United States ("U.S.") dollars, except per share data, and except as otherwise indicated.

OVERVIEW

Research In Motion Limited ("RIM" or "the Company") is a leading designer, manufacturer and marketer of innovative wide-area wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based corporate data applications. RIM also licenses its technology to industry leading handset and software vendors to enable these companies to offer wireless data services using the BlackBerry Enterprise Server ("BES"). There are in excess of 10,000 companies around the world with BES software installed. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM's derives its revenues from the BlackBerry(TM) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements.

Research In Motion Limited                                  2003 Annual Report


SUMMARY RESULTS OF OPERATIONS

                                            Fiscal 2003      Fiscal 2002          Change
                                          -------------------------------------------------
Revenue                                       $ 306,732        $ 294,053         $  12,679
Cost of sales                                   166,615          195,493           (28,878)
                                          -------------------------------------------------
Gross margin                                    140,117           98,560            41,557
                                          -------------------------------------------------
Gross margin                                      45.7%            33.5%             12.2%

Expenses

Research and development - net                   55,916           37,446            18,470
Selling, marketing and administration           117,984          102,359            15,625
Amortization                                     30,445           17,485            12,960
Restructuring charges                             6,550                -             6,550
Litigation                                       58,210                -            58,210
                                          -------------------------------------------------
                                                269,105          157,290           111,815
                                          -------------------------------------------------
Loss from operations                           (128,988)         (58,730)          (70,258)
Investment income                                11,430           25,738           (14,308)
                                          -------------------------------------------------
Loss before write-down of investments
and income taxes                               (117,558)         (32,992)          (84,566)
Write-down of investments                             -            5,350            (5,350)
                                          -------------------------------------------------
Loss before income taxes                       (117,558)         (38,342)          (79,216)

Provision for (recovery of) income tax           31,106           (9,863)          (40,969)
                                          -------------------------------------------------
Net loss                                     $ (148,664)       $ (28,479)       $ (120,185)
                                          ==============  ===============   ===============
Loss per share - basic and diluted           $    (1.91)       $   (0.36)        $   (1.55)
                                          ==============  ===============   ===============


CRITICAL ACCOUNTING POLICIES AND ESTIMATES

GENERAL

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. For example, management makes significant estimates in determining the allowance for doubtful accounts and sales returns, provisions for excess and obsolete inventory, useful lives of long-lived assets, valuation of goodwill, realization of future tax assets, provision for warranty and provision for litigation contingencies. These estimates are based upon management's historical experience and various other assumptions that are believed by

Research In Motion Limited                                 2003 Annual Report


management to be reasonable under the circumstances. Such assumptions and estimates are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

The Company's Critical Accounting Policies have been reviewed and discussed with the Audit Committee.

Management believes the following critical accounting policies affect its more significant estimates and assumptions used in the preparation of its consolidated financial statements.

REVENUE RECOGNITION

The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. In addition to this general policy, the following are the specific revenue recognition policies for each major category of revenue.

HANDHELD AND OTHER HARDWARE PRODUCTS

Revenue from the sale of hardware, original equipment manufacturer ("OEM") radios and accessories is recognized when title is transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled. Provisions are made at the time of sale for warranties, royalties and estimated product returns. For hardware products for which the software is deemed not to be incidental, the Company recognizes revenue in accordance with the American Institute of Certified Public Accountants Statement of Position 97-2, Software Revenue Recognition ("SOP 97-2"). If the historical data the Company uses to estimate product returns does not properly reflect future returns, these estimates could be revised.

SERVICE

Revenue is recognized rateably on a monthly basis when the service is provided. In instances where the Company bills the customer prior to performing the service, the prepayment is recorded as deferred revenue.

SOFTWARE

Revenue from licensed software is recognized at the inception of the licence term and in accordance with SOP 97-2. Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period that such items are delivered or that services are provided. Technical support contracts extending beyond the current period are recorded as deferred revenue.

Research In Motion Limited                                 2003 Annual Report

NON-RECURRING ENGINEERING ("NRE") CONTRACTS

Revenue is recognized as specific contract milestones are met. The attainment of milestones approximates actual performance.

ALLOWANCE FOR DOUBTFUL ACCOUNTS AND BAD DEBTS EXPENSE

The Company evaluates the collectibility of its trade receivables based upon a combination of factors. RIM regularly reviews and updates its information with respect to significant receivable balances. When it becomes aware of a specific customer's inability to meet its financial obligations to the Company, such as in the case of bankruptcy filings or material deterioration in the customer's operating results or financial position, RIM records a specific bad debt reserve to reduce the customer's related trade receivable to its estimated net realizable value. The Company also records bad debt reserves for all other customers based upon a variety of factors including the ageing of the account, the financial health of the customer, macroeconomic considerations and historical experience. If circumstances related to specific customers change, the Company's estimates of the recoverability of trade receivables could be further adjusted.

INVENTORY

Raw materials are stated at the lower of cost and replacement cost. Work in process and finished goods inventories are stated at the lower of cost and net realizable value. Cost includes the cost of materials plus direct labour applied to the product and the applicable share of manufacturing overhead. Cost is determined on a first-in-first-out basis.

The Company's policy for the valuation of inventory, including the determination of obsolete or excess inventory, requires management to estimate the future demand for the Company's products within specific time horizons. Inventory purchases and purchase commitments are based upon such forecasts of future demand and scheduled roll-out of new product. The business environment in which RIM operates is subject to rapid changes in technology and customer demand. The Company performs a detailed assessment of inventory each reporting period, which includes a review of, among other factors, demand requirements, component part purchase commitments, product life cycle and development plans, component cost trends, product pricing and quality issues. If customer demand subsequently differs from the Company's forecasts, requirements for inventory write-offs could differ from the Company's estimates. If management believes that demand no longer allows the Company to sell inventories above that cost or at all, such inventory is written down to net realizable value or excess inventory is written off.

Research In Motion Limited                                  2003 Annual Report


VALUATION OF LONG-LIVED ASSETS, INTANGIBLE ASSETS AND GOODWILL

In connection with the business acquisitions completed in fiscal 2002 and 2003, the Company identified and estimated the fair value of assets acquired including certain identifiable intangible assets other than goodwill and liabilities assumed in the combinations. Any excess of the purchase price over the estimated fair value of the identified net assets was assigned to goodwill. The determination of estimated lives for long-lived and intangible assets involves significant judgement.

The Company assesses the impairment of identifiable intangibles, long-lived assets and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Unforeseen events and changes in circumstances and market conditions and material differences in the value of long-lived and intangible assets and goodwill due to changes in estimates of future cash flows could affect the fair value of the Company's assets and require an impairment charge.

Effective March 3, 2002, the Company adopted the new recommendations of Section 3063 of the Canadian Institute of Chartered Accountants ("CICA") Handbook ("CICA 3063") with regards to the impairment of long-lived assets and accordingly, long-lived assets are tested for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. If such an event occurs, the affected asset is written down to its fair value. There was no impact to retained earnings as a result of the adoption of this recommendation.

Effective March 3, 2002, the Company adopted the new recommendations of Section 3062 of the CICA Handbook ("CICA 3062") with regards to goodwill and intangible assets and accordingly, goodwill is no longer amortized to earnings, but periodically tested for impairment. Upon adoption of these new recommendations, goodwill was required to be tested for impairment. The Company performed the required impairment tests of goodwill as at March 1, 2003 and March 3, 2002 and concluded that the existing goodwill was not impaired. The Company did not have any goodwill prior to the adoption of the new recommendation; therefore, there was no impact to prior year's earnings upon its adoption.

INCOME TAXES

The Company's future tax asset balance represents temporary differences between the financial reporting and tax bases of assets and liabilities including research and development costs and incentives, financing costs, capital assets, non-deductible reserves; as well as operating loss carryforwards and capital loss carryforwards, net of valuation allowances. The Company evaluates its future tax assets based upon estimates of projected future taxable income streams during periods in which temporary differences become deductible and tax planning strategies. The Company records a valuation allowance to reduce future income tax assets to the amount that is more likely than not to be realized. As a result of the current operating losses incurred as well as forecasted near term operating losses, the Company has determined that it is no longer able to satisfy the

Research In Motion Limited                                2003 Annual Report


"more likely than not" standard under GAAP with respect to the valuation of its future income tax asset balance and has recorded a full valuation allowance against the entire future tax asset balance. Should RIM determine that it is able to realize its future tax assets in the future in excess of its net recorded amount, net income would increase in the reporting periods such determination is made.

LITIGATION

The Company is currently involved in certain legal proceedings, including patent litigation where it is seeking to protect its patents (see note 11(b)) and where it is seeking to defend itself in a patent infringement suit (the "NTP matter" - see note 14). RIM has recorded liabilities for the estimated probable costs for the resolution of the NTP matter, based upon Court rulings to date and the Company's current and estimated future costs with respect to ongoing legal fees, in accordance with Canadian and U.S. GAAP for "Contingencies". These estimates have been developed in consultation with legal counsel handling the defence of this matter. The actual resolution of the NTP matter may differ materially from these estimates as at March 1, 2003 both as a result of future rulings issued by the Court currently adjudicating the matter and also by the appellate courts at the conclusion of the appeals process; potentially causing future quarterly or annual financial reporting to be materially affected, either adversely or favourably.

WARRANTY

The Company provides for the estimated costs of product warranties at the time revenue is recognized; handheld products are generally covered by a time limited warranty for varying future periods. The Company's warranty obligation is affected by product failure rates, material usage and service delivery costs. The Company's estimates of costs are based upon historical experience and expectations of future conditions. To the extent that the Company experiences increased warranty activity or increased costs associated with servicing those obligations, revisions to the estimated warranty liability would be required.

COST METHOD FOR LONG-TERM PORTFOLIO INVESTMENTS

All investments with maturities in excess of one year are classified as long-term portfolio investments and are carried at cost. The Company does not exercise significant influence with respect to any of these investments. In the event that a decline in the fair value of an investment occurs, management may be required to determine if the decline is other than temporary. If the fair value is less than the carrying value and the decline in value is considered to be other than temporary, an appropriate write-down would be recorded.

Research In Motion Limited                                   2003 Annual Report


RESULTS OF OPERATIONS

YEAR ENDED MARCH 1, 2003 COMPARED TO THE YEAR ENDED MARCH 2, 2002

FISCAL 2003

Revenue for the year increased to $306.7 million from $294.1 million in the previous year. BlackBerry was the main revenue driver. The Company anticipates that its BlackBerry solution will continue to drive the Company's future revenue growth through the sale of handhelds and service and through the licensing of software.

HIGHLIGHTS FOR FISCAL 2003:

o        The BlackBerry subscriber base grew to approximately 534,000 users.

o Launched the BlackBerry 6510 handhelds which operate on Nextel's iDEN network in the United States. The BlackBerry 6510 handheld combines email, digital cellular phone, Direct Connect, web and organizer applications in a single wireless handheld.

o Launched BlackBerry 6710 and BlackBerry 6720 handhelds. The BlackBerry 6710 is a world band handheld supporting seamless operation on GSM/GPRS networks in North America, Europe and Asia Pacific (900/1900 MHz frequencies). The BlackBerry 6720 is a dual band handheld operating on GSM/GPRS networks (900/1800 MHz frequencies) and allows mobile professionals to travel in Europe and Asia Pacific with one handheld.

o Launched BlackBerry 6750 handhelds. The BlackBerry 6750 is a data and voice-enabled handheld that operates on CDMA2000 1X wireless networks in North America.

o Launched version 3.6 of BES to provide added functionality to the Company's corporate user base.

o Launched BlackBerry Web Client ("BWC") which assists in RIM's expansion of its addressable market to include the Professional Consumer segment (hereinafter called "prosumer" market).

o        Launched the BlackBerry Connect licensing program

o Continued to expand the geographic reach of the BlackBerry solution through the development of additional carrier relationships.

Research In Motion Limited                                2003 Annual Report


SELECTED QUARTERLY FINANCIAL DATA - UNAUDITED


                                                                2003 Fiscal Year

                                     Fourth                Third              Second                First
                                     Quarter              Quarter             Quarter              Quarter
                                     -------------------------------------------------------------------------
Revenue                             $ 87,502             $ 74,176            $ 73,418             $ 71,636

Gross margin                          40,863               34,506              33,595               31,153

Operating expenses **                 49,057               58,056              49,474               47,758
Restructuring charge                       -                6,550   (1)             -                    -
Litigation                            25,540    (2)        27,760   (2)         4,910    (2)             -
Investment income                     (2,498)              (2,901)             (2,877)              (3,154)
                                      ------               ------              ------               ------

Loss before income taxes             (31,236)             (54,959)            (17,912)             (13,451)

Provision for (recovery of)
  income taxes                             -    (3)        37,365  (3)         (3,612)              (2,647)

Net loss                            $(31,236)            $(92,324)           $(14,300)            $(10,804)

Loss per share - basic and diluted   $ (0.40)             $ (1.20)            $ (0.18)             $ (0.14)


                                      8


Research In Motion Limited                                2003 Annual Report


                                                                2002 Fiscal Year

                                     Fourth                Third              Second                First
                                     Quarter              Quarter             Quarter              Quarter
                                     ----------------------------------------------------------------------

Revenue                             $ 66,132             $ 70,857            $ 80,059             $ 77,005
Gross margin                          27,826               26,472              14,897  (4)          29,365
Operating expenses **                 44,377               40,562              39,756               32,595
Restructuring charge                       -                    -                   -                    -
Litigation                                 -                    -                   -                    -
Investment income                     (4,331)              (5,164)             (7,076)              (9,167)
                              ---------------      ---------------     ---------------      ---------------

Income (loss) before
write-down of
investments and
income taxes                         (12,220)              (8,926)            (17,783)               5,937
Write-down of
investments                                -                    -               5,350                    -
(recovery of) income
taxes                                 (3,670)              (2,668)             (5,614)               2,089
Net income (loss)                   $ (8,550)            $ (6,258)           $(17,519)   (6)      $  3,848
Earnings (loss) per share
 - basic and diluted                $  (0.11)            $  (0.08)           $  (0.22)            $   0.05

**       Operating expenses include research and development, sales, marketing and administration and amortization.


NOTES:

(1) See Restructuring Charges later in this MD&A and note 13 to the Consolidated Financial Statements.

(2) See Patent Litigation later in this MD&A and note 14 to the Consolidated Financial Statements.

(3) See Income Taxes later in this MD&A and note 8 to the Consolidated Financial Statements.

(4) During the second quarter of fiscal 2002, the Company recorded a write-down of $16.1 million to the carrying values of its inventories of legacy component raw materials.

Research In Motion Limited                                 2003 Annual Report


(5) During the second quarter of fiscal 2002, the Company recorded a bad debt provision of $6.9 million to write down the trade receivable balance of a large customer to its then estimated net realizable value. The provision was charged to Selling, marketing and administration on the Consolidated Statement of Operations and Deficit in the second quarter.

(6) The Company recorded a write-down of its investments in the amount of $5.3 million during the second quarter of 2002.

(7) During the fourth quarter of fiscal 2002, the Company collected a portion of trade receivable monies previously provided for, resulting in an income amount of $3.9 million. This amount was recorded as a reduction to Selling, marketing and administration expense in the fourth quarter. This is further described later in this MD&A under Selling, Marketing and Administration Expenses.

REVENUE

In fiscal 2003 revenue increased $12.6 million to $306.7 million from $294.1 million in the previous year. RIM's primary revenue stream is generated by BlackBerry, which includes sales of wireless handhelds, service and software. BlackBerry provides users with a wireless extension of their enterprise and personal email accounts, including Outlook, MSN/Hotmail, AOL and POP3/ISP email. When coupled with the BlackBerry Enterprise Server, BlackBerry allows Microsoft Exchange and Lotus Domino users to send and receive secure corporate email and personal information management ("PIM") functions, such as calendar, address book, task list and other functions associated with personal organizers securely, from a single handheld. In addition, BlackBerry, through its Mobile Data Service (MDS) functionality allows users to securely access data from their enterprise applications using the secure BlackBerry architecture.

Handheld revenues include sales of data only handheld products such as the BlackBerry 950/957 and BlackBerry 857; together with sales of data and voice-enabled, second generation ("2.5G") devices such as the BlackBerry 6710/6720, BlackBerry 6510 and the BlackBerry 6750 handhelds.

BlackBerry service comprises two revenue streams. For RIM's direct Mobitex and DataTac BlackBerry subscribers, the Company purchases wholesale airtime and provides a complete end-to-end solution to its subscribers. In contrast, where carriers distribute handhelds to customers, RIM bills the carriers for a monthly infrastructure access fee per BlackBerry subscriber and does not bill the subscriber directly. In the latter case, the carriers own the relationship with the BlackBerry subscribers and bill the BlackBerry subscribers for airtime (voice and data) and BlackBerry service directly.

BlackBerry software is licensed to end customers. Revenue from software is derived from BES software, Client Access Licences ("CAL's") which are charged for each subscriber using the BlackBerry service and through upgrades for software.

Research In Motion Limited                                 2003 Annual Report

Revenues are also generated from sales of radio modems to OEM manufacturers, through NRE, accessories and repair and maintenance programs.

A comparative revenue breakdown is set out in the following table:

                                                                                  Increase
                                                                                 (Decrease)
                             Fiscal Year 2003             Fiscal Year 2002        2003/2002
                             -----------------------------------------------------------------
                            ($000's)                   ($000's)                     ($000's)
Handhelds                  $ 122,711        40.0%     $ 160,198         54.5%      $ (37,487)
Service                      129,331        42.2%        88,880         30.2%         40,451
Software, OEM, NRE,
accessories and other         54,690        17.8%        44,975         15.3%          9,715
                           -------------------------------------------------------------------
                           $ 306,732       100.0%     $ 294,053        100.0%       $ 12,679
                           ===================================================================



Handheld product revenues decreased by $37.5 million or 23.4% to $122.7 million or 40.0% of consolidated revenues in 2003 compared to $160.2 million or 54.5% of revenues for the prior year. RIM attributes this decline in handheld revenues to delays in the rollouts of 2.5G networks and delays in the timing of new handheld launches. Additionally, demand for the Company's Mobitex and DataTac products declined in fiscal 2003. The Company attributes such decline primarily to a reduced demand from Cingular, Motient and direct customers as a result of the transition to 2.5G by subscribers.

Service revenue increased $40.5 million or 45.5% to $129.3 million in fiscal 2003 from $88.9 million in 2002 and comprised 42.2% of consolidated revenues. BlackBerry subscribers increased by 213,000 or 66.4% to approximately 534,000 in the current year from 321,000 as at March 1, 2002.

Software, OEM, NRE, accessories and other revenues increased to $54.7 million or 17.8% of consolidated revenues compared to $45.0 million or 15.3% of revenues in the previous year. Software growth is generally consistent with the increase in handheld sales and service revenues. NRE revenues have declined in fiscal 2003, primarily as a result of the completion, during the third quarter of fiscal 2003, of a large contract with one customer that was secured and commenced during the second quarter of fiscal 2002.

The Company's comparative geographical revenue distribution is set out below:

Research In Motion Limited                                 2003 Annual Report


                                  March 1,           March 2,      February 28,
Sales                                 2003               2002              2001
                         -------------------------------------------------------
  Canada                          $ 21,788           $ 21,381          $ 16,721
  United States                    255,466            239,702           204,606
  Europe/AsiaPac                    29,478             32,970                 -
                         -------------------------------------------------------
                                                                              -
                                 $ 306,732          $ 294,053         $ 221,327
                         =======================================================

  Canada                              7.1%               7.3%              7.6%
  United States                      83.3%              81.5%             92.4%
  Europe/AsiaPac                      9.6%              11.2%                 -
                         -------------------------------------------------------

                                    100.0%             100.0%            100.0%
                         =======================================================

TRENDING INTO FISCAL 2004

The Company believes its fiscal 2003 fourth quarter revenue and product mix is more indicative of RIM's growth prospects and trending heading into fiscal 2004. The table below sets out the fiscal 2003 quarterly data for reference:

                                       Fourth Quarter  Third Quarter  Second Quarter First Quarter
                                       -------------------------------------------------------------

Handhelds                                    $ 40,014        $ 27,517       $ 27,060       $ 28,120
Mix %                                           45.7%           37.1%          36.9%          39.3%

Service                                        35,945          32,728         31,287         29,371
Mix %                                           41.1%           44.1%          42.6%          41.0%

OEM, software, NRE, accessories and other      11,543          13,931         15,071         14,145
Mix %                                           13.2%           18.8%          20.5%          19.7%

                                       -------------------------------------------------------------

                                             $ 87,502        $ 74,176       $ 73,418       $ 71,636
                                       =============================================================



HANDHELDS

For fiscal 2004, the Company is expecting revenue growth in its 2.5G handheld product lines since most of its current North American, European and AsiaPac carrier customers launched commercial 2.5G service during 2003 and will be offering BlackBerry to customers for the entire year, as opposed to only the latter parts of fiscal 2003. RIM expects the average selling price ("ASP") for its 2.5G handheld product lines to decline in fiscal 2004 over 2003 as it is launching products for the prosumer market, which have lower price points than for the enterprise market, similar to the cell phone industry.


SERVICE

Research In Motion Limited                                2003 Annual Report

It is anticipated that the Company's percentage growth rate for its service revenue will be lower than the 45.5% realized in fiscal 2003, even though the BlackBerry subscriber base is expected to increase by greater than 45.5%. It is expected that the majority of the 2004 growth in the BlackBerry subscriber base, over the approximately 534,000 as at March 1, 2003, will result from the unit sales growth of the 2.5G handheld product lines and subsequent BlackBerry subscriber activations. RIM's ASP for service revenue will decline as the percentage of its BlackBerry service revenue on the 2.5G networks increases.

OEM, SOFTWARE, NRE, ACCESSORIES AND OTHER

The Company is expecting fiscal 2004 net revenue growth in its other revenue category, comprised of OEM, software, NRE, accessories and other. OEM growth will come from GPRS products introduced in 2003 and software growth will generally correlate to revenue growth in handhelds and service revenue. At the present time the Company does not have any significant contracts having a NRE component and therefore is projecting a decline in 2004 for this revenue stream. Also, as NRE revenues are generally "one-time" development projects for customers, this revenue stream is difficult to forecast.

GROSS MARGIN

Gross profit increased to $140.1 million or 45.7% of revenue in the current fiscal year, compared to $98.6 million or 33.5% in the previous year. The Company recorded a $16.1 million write-down of the carrying values of its inventories of legacy component raw materials parts during the second quarter of fiscal 2002. The inventory write-down was charged to Cost of sales on the Consolidated Statement of Operations and Deficit. Gross margin for fiscal 2002, adjusted for the impact of this write-down, was 39.0%. This adjusted gross margin figure does not have any standardized meaning prescribed by GAAP and is not comparable to similar measures presented by other companies.

The net increase in gross margin to 45.7% versus 39.0%, as adjusted, for fiscal 2002 was primarily due to:

o        a higher percentage of service revenue in the fiscal 2003 product mix

o higher margin software revenue made up a greater percentage of overall product mix in fiscal 2003

o improved handheld margins as a result of the favourable impact of supplier cost reductions for certain raw material component parts

TRENDING INTO FISCAL 2004

The Company expects its gross margin to decline in fiscal 2004 from the 45.7% realized in fiscal 2003.

Research In Motion Limited                                  2003 Annual Report

Handheld product mix has a significant impact on handheld margins as certain product lines realize lower margins than others because costs of goods sold for handhelds include materials, labour and overhead together with other direct non-manufacturing costs such as royalties and warranty.

Additionally, RIM expects its ASP for handheld product lines and resulting handheld gross margin to decline in fiscal 2004 over 2003 as a result of broadening RIM's market share by introducing new products with lower price points for the prosumer market.

The Company will attempt to offset a portion of this handheld gross margin erosion through reductions in its product bills of material cost as a result of negotiating further component parts cost reductions and through improving manufacturing efficiencies. Beginning with the fourth quarter of fiscal 2003, RIM has been able to rely on its higher confirmed production backlog to realize manufacturing cost economies by evening out its production stream over the thirteen week quarterly cycles, which results in lower non-standard manufacturing costs such as direct labour overtime and higher capacity utilization. Additionally, the Company's handheld and consolidated gross margin will continue to be influenced by the determination of obsolete or excess inventory.

The Company's service and consolidated gross margin will be influenced by the change in the percentage mix from BlackBerry direct subscribers to carrier-owned 2.5G BlackBerry subscribers.

The Company's consolidated gross margin will also be influenced by the change in the overall revenue mix among handhelds, service and software as well as any impact of BlackBerry Connect and Technical Support Services revenues.

EXPENSES

Expenses, as reported on the Consolidated Statement of Operations and Deficit and excluding Restructuring charges and Litigation, are comprised of research and development, selling, marketing and administrative expenses and amortization.

As a result of RIM's restructuring plan late in the fiscal 2003 third quarter as well as the expected future quarterly and annual costs savings that management is targeting (see Restructuring Charges later in this MD&A and note 13 to the Consolidated Financial Statements), the Company believes that the fiscal 2003 annual expense figures for research and development, selling, marketing and administrative expenses and amortization are not a meaningful reference point. Additionally, RIM incurred the largest portion of its annual marketing program costs during the third quarter of fiscal 2003. Consequently, the Company believes that its expense levels in the fourth quarter of fiscal 2003 provide more meaningful forward-looking analysis.

The table below provides a fiscal 2003 quarterly summary, excluding Restructuring charges and Litigation:

Research In Motion Limited                                   2003 Annual Report


                             Fiscal 2003   Fourth Quarter  Third Quarter  Second Quarter  First Quarter
                                           --------------   ------------  --------------  -------------

Research and development
  Gross                           $ 64,952       $ 14,389        $ 16,858       $ 17,516      $ 16,189
  Government funding                 9,036          1,854              15          3,603         3,564
                             --------------------------------------------------------------------------

Research and development (net)      55,916         12,535          16,843         13,913        12,625
Selling, marketing
and administration                 117,984         28,067          33,415         28,529        27,973
Amortization                        30,445          8,455           7,798          7,032         7,160
                             --------------------------------------------------------------------------

                                  $204,345       $ 49,057        $ 58,056       $ 49,474      $ 47,758
                             ==========================================================================


RESEARCH AND DEVELOPMENT

Gross research and development expenditures, primarily composed of salaries for technical personnel, costs of related engineering materials, software tools and related information technology infrastructure support, as well as subcontracted research and development costs, increased by $15.5 million or 31.3% to $65.0 million or 21.2% of revenue in the year ended March 1, 2003 compared to $49.5 million or 16.8% of revenue in the previous year. Continued focus on the development of 2.5G handhelds for Europe, Asia and North America, together with ongoing work on the BlackBerry platform, have accounted for most of this increase.

Compensation accounts for the majority of the year over year increase at $11.0 million. Other increases were in external professional services, travel and engineering materials consumed.

Net research and development expense, after accounting for government funding in the form of expense reimbursements and scientific research investment tax credits ("ITC's") in fiscal 2003 of $9.0 million (2002 - $12.1 million), represented $55.9 million or 18.2% of revenue versus $37.4 million or 12.7% of revenue in the previous year.

The Company's current development agreement with Technology Partnerships Canada ("TPC") was related to a three-year research and development project under which total contributions from TPC would be a maximum of $23.3 million. The Company has recorded all of the contributions as at March 1, 2003. No further TPC funding reimbursements are due to RIM under this agreement. The Company is continuously pursuing government programs but there can be no assurance as to any future funding at this time.

Research In Motion Limited                                    2003 Annual Report


Government funding in the form of ITC's for the current fiscal year were nil - see Income Taxes and notes 8 and 12(a) to the Consolidated Financial Statements.

SELLING, MARKETING AND ADMINISTRATION EXPENSES

Selling, marketing and administrative expenses were $118.0 million for the current year compared to $102.4 million for fiscal 2002, an increase of $15.6 million.

Consistent with its long-term strategic objectives, RIM continued to increase its expense levels to support BlackBerry and other sales and distribution channels in the following areas:

o increased BlackBerry sales and marketing initiatives with the Company's carrier customers

o        branding penetration in Europe and the Asia Pacific region ("AsiaPac")

o        continued focus on joint channel marketing activities

o international sales and marketing infrastructure in AsiaPac, Australia and South America

o increased infrastructure and staffing in customer fulfilment activities such as call centre, order entry and processing, enhancements to billing systems, etc.

o increased infrastructure and staffing to support the Company's revenue growth opportunities in licensing "BlackBerry Connect" and Technical Support Services

Compensation expense increased by $20.3 million in fiscal 2003. Other significant fiscal 2003 expense increases were for travel, promotion, marketing support programs and IT support, infrastructure and maintenance expenses.

In fiscal 2003 bad debt expense has decreased $5.5 million versus the prior year. Fiscal 2002 included a net $3.9 million expense with respect to a large customer's Chapter 11 bankruptcy protection filing and related trade receivable write-off. Sales commissions to wireless service provider and agents were also reduced in fiscal 2003.

AMORTIZATION

Amortization expense on account of capital and intangible assets increased by $12.9 million to $30.4 million for the year ended March 1, 2003 compared to $17.5 million for the prior year. The Company made expenditures with respect to capital and intangible assets of $39.7 million and $31.0 million respectively in fiscal 2003 versus $73.9 million and $7.1 million in the previous year.

Major capital asset additions in 2003 included production equipment and tooling, research and development computers and equipment and computer infrastructure for the BlackBerry solution, as well as capital equipment required for the expansion of operations internationally. Additionally, RIM continued to invest in the further

Research In Motion Limited                                2003 Annual Report

acquisition, configuration and implementation of its fully integrated Enterprise Resource Planning SAP software.

During fiscal 2003 the Company's acquisition of intangible assets included licence payments amounting to $18.7 million, patents of $12.3 million and the purchase of $7.3 million of technology as part of the Company's four corporate acquisitions in fiscal 2003 (see Notes 6 and 7 to the Consolidated Financial Statements).

RESTRUCTURING CHARGES

During the third quarter of 2003, as part of a plan (the "Plan") to improve operating results by streamlining its operations and reducing expenses, the Company recorded restructuring charges of $6.5 million which consisted of workforce reduction costs across all of the organization's employee groups and excess facilities and related costs for operating lease commitments with respect to space no longer needed to support ongoing operations. See Note 13 - Restructuring Charges.

All employees identified in connection with the workforce reduction component of the Plan were terminated on or about November 12, 2002. The Company expects to complete the remaining elements of the Plan during the first half of fiscal 2004.

The Company expects cost savings as a result of these cost restructuring measures to be approximately $20-25 million per year. The savings began in the fiscal fourth quarter of 2003, with the full impact of savings anticipated in the first quarter of 2004.

LITIGATION

See also Note 14 - Litigation.

FISCAL 2002

During November 2001, the Company was served with a complaint filed by NTP, Inc. ("NTP") alleging that the Company infringed on eight of its patents (the "NTP matter").

FISCAL 2003 SECOND QUARTER

During the second quarter of fiscal 2003, the Company recorded an expense of $4.9 million for its current and estimated future costs with respect to ongoing legal fees for the NTP matter.

FISCAL 2003 THIRD QUARTER

The NTP matter went to trial during the third quarter of 2003 in the United States District Court for the Eastern District of Virginia (the "Court"). The jury issued a verdict in favour of NTP on November 21, 2002. Specifically, the jury found that certain of the Company's products and services made available in the United States over certain

Research In Motion Limited                                   2003 Annual Report


periods infringed on NTP patents (the "infringing revenues") and as a result the jury awarded damages based upon its assessment of the estimated income derived from these infringing revenues. The jury also found that the infringement was willful. Based upon its finding of infringement, the jury awarded compensatory damages of $23.1 million (the "jury verdict") based upon its assessment of the infringing revenues multiplied by its determination of an appropriate royalty rate (the "royalty rate").

Accordingly, during the third quarter of fiscal 2003, the Company recorded an expense of $23.1 million pursuant to the jury verdict; and recorded an expense of $4.7 million for its current and estimated future costs with respect to ongoing legal fees for the NTP matter for a total charge of $27.8 million.

FISCAL 2003 FOURTH QUARTER

During the fourth quarter of 2003, both NTP and the Company filed post-trial motions and supporting memoranda with the Court in advance of a February 28, 2003 hearing. NTP filed motions for entry of final judgment; prejudgment and postjudgment interest; enhanced damages; attorney fees; and an application for a permanent injunction. The injunction application seeks to prohibit the Company from providing BlackBerry service in the United States and from selling and/or distributing certain handhelds and software. The Company's counsel filed, amongst other motions, a motion asking the Court to enter a judgment in favour of the Company as a matter of law, notwithstanding the jury's verdict. Additionally, RIM filed a motion for a new trial.

During the hearing on February 28, 2003, the Court heard arguments in relation to these post-trial motions, but did not rule on any of the motions except two:
i) the Court ruled that NTP was entitled to, for the purposes of determining additional compensatory damages, an accounting of the Company's infringing revenues for the period November 1, 2002 to February 28, 2003 (the "Accounting"); and ii) the Court ruled that if the jury's verdict were entered, the prejudgment interest rate would be set at the prime rate.

The Court next ruled on March 11, 2003 as follows: i) the jury's compensatory damages award was increased by the amount equal to the infringing revenues for the period November 1, 2002 to November 30, 2002 multiplied by the royalty rate; ii) supplemental judgment was entered for NTP for compensatory damages equal to the infringing revenues for the period December 1, 2002 to February 28, 2003 multiplied by the royalty rate; iii) on or before March 30, 2003, the Company was required to provide the Accounting, duly verified and sworn, to NTP and the Court; iv) commencing with the first quarter of fiscal 2004, the Company was required to provide an ongoing quarterly accounting to NTP and the Court of all infringing revenues; v) to account for any ongoing postjudgment infringement activity, the Company was required to establish an interest-bearing account with an FDIC-insured bank located in the Eastern District of Virginia and make deposits therein on a quarterly basis ("Quarterly Deposits"), in amounts equal to the quarterly infringing revenues multiplied by the royalty rate; vi) the Quarterly Deposits are to be continued until such time as the judgment of the Court is affirmed, reversed, or remanded, at which time the parties will be required to move the

Research In Motion Limited                                   2003 Annual Report

Court for a hearing on the disposition of the Quarterly Deposits; vii) the Company is required to pay prejudgment interest on the compensatory (non-enhanced) portion of damages awarded by the jury. Such interest will accrue from the date of the Company's first infringing activity and be compounded quarterly. The parties jointly submitted a calculation of the interest due on March 28, 2003; and viii) the Company will be required to pay postjudgment interest on the full amount of the monetary award entered by the Court, as specified in the Court's entry of final judgment.

The Court did not rule at that time on other post-trial motions and ordered the parties to mediation before a U.S. Magistrate Judge. No definitive time frame was set for the mediation process.

On May 23, 2003 the Court ruled as follows: i) the Court ordered that NTP be awarded compensatory damages such that all infringing revenues subsequent to the date of the jury verdict are enhanced by a factor of 0.5 or 50% to 8.55% and that infringing revenues now include all BlackBerry handheld, service and software revenues in the United States; ii) the Court ordered that NTP be awarded plaintiff's attorney fees for the period up to February 22, 2003, at a factor of 0.8 or 80% of actual fees incurred by NTP in this matter; and iii) the Court ordered that postjudgment interest be computed on enhanced compensatory damages.

The Court has not yet ruled on other matters, including whether or not an injunction will be granted to NTP.

As the May 23, 2003 ruling was received before the completion of the Company's annual consolidated financial statements, the Company recorded, during the fourth quarter of fiscal 2003, an expense of $25.5 million with respect to the NTP matter to provide for additional estimated compensatory damages for the period November 1, 2002 to February 28, 2003; enhanced compensatory damages awarded by the Court, plaintiff's attorney fees awarded by the Court, prejudgment interest from the date of the Company's first alleged infringing activity to the jury verdict on November 21, 2002, postjudgment interest for the period November 22, 2002 to March 1, 2003; and additional current and estimated future costs with respect to ongoing legal fees.

The total expense recorded in relation to the NTP matter for the fiscal year is $58.2 million.

As of the completion of these consolidated financial statements, the likelihood of any further loss and the ultimate amount of loss, if any, was not reasonably determinable; consequently, the Company has not recorded any additional amounts from those noted above.

The Company's management remains of the view that the Company's products and services do not infringe upon any of NTP's patents and that the patents are invalid. The Company will continue to contest this matter.

Research In Motion Limited                                  2003 Annual Report

TRENDING INTO FISCAL 2004

The Company anticipates that the fiscal 2004 quarterly earnings charge with respect to estimated compensatory damages, estimated enhanced (by a factor of 0.5) compensatory damages and estimated postjudgment interest be between $8.0 million to $9.0 million for each of the first two quarters and increase thereafter as the quarterly compensatory damages are variable to the Company's expected 2004 BlackBerry revenue growth, the majority of which would be infringing revenues, as determined by the Court.


INVESTMENT INCOME

Investment income decreased in fiscal 2003 by $14.3 million to $11.4 million from $25.7 million in the year ended March 2, 2002. The decrease reflects lower average interest rates realized in the current year versus the prior year. Additionally, the Company's average total balance of cash, cash equivalents, marketable securities and long-term portfolio investments was lower during the current year compared with the comparable average total balance of cash, cash equivalents and marketable securities in the preceding fiscal year. The weighted average yield for cash and cash equivalents as at March 1, 2003 is 1.3% (March 2, 2002 - 1.7%) and was 2.7% for marketable securities as at March 2, 2002. During fiscal 2003 the Company invested $190.0 million in long-term portfolio investments that have an average yield of 3.8% as at March 1, 2003.

WRITE-DOWN OF INVESTMENTS

The Company made several strategic investments in technology companies in fiscal 2001, representing ownership positions of less than 10%. The Company did not exercise significant influence with respect to any of these companies.

The Company reviews the carrying values of its investments to determine if a decline in value other than temporary in nature has occurred. During fiscal 2002 the Company reviewed the remaining carrying values of these investments and determined that the financial, operational and strategic circumstances relating to most of these investments warranted a write-down of the carrying values. Consequently the Company recorded a reduction of its investments in the amount of $5.3 million during the second quarter of 2002.

INCOME TAXES

The Company recorded an income tax expense of $31.1 million on its pre-tax loss of $117.6 million. During the third quarter of fiscal 2003, the Company determined that it was no longer able to satisfy the "more likely than not" standard under GAAP with respect to the valuation of its future income tax asset balance. Consequently, the Company recorded a future income tax provision of $27.6 million for fiscal 2003. The valuation allowance, combined with the decision to report results from operations without tax effecting losses beginning in the third quarter of 2003, resulted in unrecognized

Research In Motion Limited                                 2003 Annual Report

income tax benefits of $68.7 million as at March 1, 2003. These net future tax assets have a substantially unlimited life and remain available for use against taxes on future profits. The Company will continue to evaluate and examine the valuation allowance on a regular basis and as future uncertainties are resolved, the valuation allowance may be adjusted accordingly. The Company has not provided for Canadian future income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, since these earnings are intended to be reinvested indefinitely.

The Company's fiscal 2002 consolidated net effective tax rate was 25.7% and was materially affected by the impact of the write-down of investments, which resulted in an capital loss that was not tax effected; and by varying tax rates in different foreign jurisdictions

NET LOSS

Net loss was $148.7 million or $1.91 basic and diluted in fiscal 2003 versus $28.5 million or $0.36 basic and diluted in the prior year.


LIQUIDITY AND CAPITAL RESOURCES

Cash flows generated from operating activities were $2.8 million in the current fiscal year compared to cash flow generated from operating activities of $17.7 million in the prior year. The primary factor in the reduction was the increase in the pre-tax loss to $98.9 million in fiscal 2003 from $38.3 million in the prior year. Non-cash working capital generated $72.4 million in fiscal 2003 versus $40.0 million in the prior year, an increase of $32.4 million, as summarized in the following table:

                                                   As at

                                 March 1, 2003   March 2, 2002   Working capital
                                     ($000's)      ($000's)      funds generated

Trade receivables                     40,803        42,642          1,839
Other receivables                      4,538         5,976          1,438
Inventories                           31,275        37,477          6,202
Accounts payable and accruals         73,009        46,934         26,075
Accrued litigation                    32,037             -         32,037
Deferred revenue                      14,336         9,773          4,563


Cash flows used in financing activities were $24.0 million for the current year, including the buyback of common shares of $24.5 million pursuant to the Company's Common Share Purchase Program. Cash flows used in financing activities for fiscal 2002 were $4.3 million for the current year which included the buyback of common shares of $5.5 million pursuant to the Company's Common Share Purchase Program.

Research In Motion Limited                                  2003 Annual Report

Cash flows used in investing activities, net of the net decrease in marketable securities of $304.1 million, were $282.7 million for the year ended March 1, 2003 which included the acquisition of long-term portfolio investments of $190.0 million, capital and intangible asset expenditures of $39.7 million and $31.0 million respectively and the acquisition of subsidiaries for cash consideration of $22.0 million. Cash flows used in investing activities were $181.7 million for the year ended March 2, 2002 which included capital and intangible asset expenditures of $73.9 million and $7.1 million respectively, the acquisition of a subsidiary for the net cash consideration portion of $9.7 million and the net acquisition of marketable securities of $91.0 million.

Cash, cash equivalents and marketable securities decreased by $113.8 million to $530.7 million as at March 1, 2003 from $644.6 million as at March 2, 2002. A comparative summary is set out below.

                                                     As At

                                   March 1, 2003      March 2, 2002      Change
                                   ---------------------------------------------
Cash and cash equivalents          $ 340,681          $ 340,476       $     205
Marketable securities                      -            304,083        (304,083)
Long-term portfolio investments      190,030                  -         190,030
                                   ---------------------------------------------
Cash, cash equivalents
and marketable securities          $ 530,711          $ 644,559       $(113,848)
                                   =============================================


TRENDING INTO FISCAL 2004

The Company has $340.7 million available in cash and cash equivalents. This is adequate to meet the Company's operations for fiscal 2004.

The Company is required to deposit the future NTP compensatory damages amounts into a bank escrow account on a quarterly basis, subsequent to the end of each fiscal quarter. The quarterly deposit is currently 8.55% of infringing revenues and will be set aside in escrow until the appeals process is complete

AGGREGATE CONTRACTUAL OBLIGATIONS

As at March 1, 2003 the Company's contractual obligations, including payments due by period, are as follows:

Research In Motion Limited                                  2003 Annual Report

                                                                                                   2008 and
                                   Total         2004          2005         2006         2007      Thereafter
                              -------------------------------------------------------------------------------
Current maturities of
 long-term debt                  $ 6,143       $ 6,143          $ -          $ -           $ -           $ -
Long-term debt                     5,776             -          175          187           201         5,213
Operating lease payments          13,207         1,804        1,615        1,495         1,281         7,012
Purchase obligations              32,455        26,073        6,382            -             -             -
                              -------------------------------------------------------------------------------

Total contractual obligations    $57,581       $34,020      $ 8,172      $ 1,682       $ 1,482      $ 12,225
                              ===============================================================================


Additionally, the Company intends to fund, through the use of a letter of credit or bond facility, any monies, other than the quarterly escrow deposits, that the Company would owe to NTP as determined by the Court and any confirmed by future final Court rulings (see Litigation).

MARKET RISK OF FINANCIAL INSTRUMENTS

The Company is engaged in operating and financing activities that generate risk in three primary areas:

FOREIGN EXCHANGE

The majority of the Company's revenues are transacted in U.S. dollars and British pounds sterling. Purchases of raw materials are primarily transacted in U.S. dollars. Certain other expenses, consisting of salaries, operating costs and manufacturing overhead, are incurred primarily in Canadian dollars. The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency of the U.S. dollar. These foreign currencies include the Canadian Dollar, British Pound, Euro, Australian Dollar and Japanese Yen. To mitigate the risks relating to foreign exchange fluctuations, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities through the utilization of derivative financial instruments. The Company does not purchase or hold any derivative instruments for speculative purposes.

To hedge exposures relating to foreign currency anticipated transactions, the Company has entered into forward foreign exchange contracts to sell U.S. dollars and purchase Canadian dollars with an aggregate notional value of U.S. $58.1 million as at March 1, 2003 (2002 - $87.5 million). These contracts carry a weighted average rate of U.S. $1.00 equals Canadian $1.5831, and mature at various dates, with the latest being December 1, 2003. These contracts have been designated as cash flow hedges, with gains and losses on the hedge instruments being recognized in the same period as, and as part of, the

Research In Motion Limited                                 2003 Annual Report


hedged transaction. As at March 1, 2003, the notional gain on these forward contracts was approximately $3,439 (2002 - notional loss of $1,478).

To hedge exposure relating to foreign currency denominated long-term debt, the Company has entered into forward foreign exchange contracts to sell U.S. dollars and purchase Canadian dollars with an aggregate notional value of U.S. $10.0 million (2002 - $nil). These contracts carry a weighted average exchange rate of U.S. $1.00 equals Canadian $1.5706, and mature on December 1, 2003. These contracts have been designated as fair value hedges, with gains and losses on the hedge instruments being recognized in earnings each period, offsetting the change in the U.S. dollar value of the hedged liability. As at March 1, 2003, the notional gain on these forward contracts was approximately $419 (2002 - n/a).

The majority of the Company's cash, cash equivalents and marketable securities are denominated in U.S. dollars as at March 1, 2003.

INTEREST RATE

Cash, cash equivalents and marketable securities are invested in certain instruments of varying short-term maturities; consequently the Company is exposed to interest rate risk as a result of holding investments of varying maturities up to one year. The fair value of marketable securities, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company does not currently use interest rate derivative financial instruments in its investment portfolio.

CREDIT AND CUSTOMER CONCENTRATION

The Company is undergoing significant external sales growth internationally and the resulting growth in its customer base in terms of both numbers and in some instances increased credit limits. The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends and economic circumstances. The Company also places insurance coverage for a portion of its foreign trade receivables with Export Development Corporation.

While the Company sells to a variety of customers, three customers comprised 17%, 16 %, and 14% of trade receivables as at March 1, 2003 (2002 - two customers comprised 16% and 15%). Additionally, one customer comprised 12% of the Company's sales (2002 - two customers comprised 17% and 11%).

FORWARD-LOOKING STATEMENTS

Forward-looking statements in this Management's Discussion and Analysis of Financial Condition and Results of Operations are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein,

Research In Motion Limited                                  2003 Annual Report


words such as "intend", anticipate, estimate, expect, believe, will, predicts and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties.

RISK FACTORS

Important risk factors that could cause actual results, performance or achievements to be materially different from those expressed or implied by these forward-looking statements include:

o product development and technological change, including continued acceptance of RIM's products

o        network disruption and levels of service

o        dependence on network carrier partners

o protection of and dependence upon proprietary technology and intellectual property rights

o risks of third party claims for infringement of intellectual property, including the initiation and outcome of litigation

o ability to manage growth and ongoing development of service and support operations

o        security risks

o        competition

o        international expansion of business operations

o        reduced spending by customers

o        uncertainty of current economic conditions

o        customer dependency and credit concentration

o        potential fluctuations in quarterly financial results

o        reliance on other third parties

o        foreign exchange

o        interest rate sensitivity

o creditworthiness of cash equivalents and long-term portfolio investment instruments

o        product defects and product liability

o        control of production and product quality

o        reliance on suppliers

o        limited financial resources/need for future financing

o        dependence on key personnel

o        continued use and expansion of the internet

o        regulation, certification & health risks

o        volatility of stock price

o        control of shares by management

o        potential tax liabilities

o        proposed regulations related to equity compensation

o        environmental regulations and costs

Research In Motion Limited                                  2003 Annual Report


o        enforceability of civil liabilities

o        possible anti-takeover effect of certain charter provisions

o others as may be disclosed in RIM's various corporate disclosure documents from time to time; and other risk factors detailed from time to time in RIM's periodic reports filed with the U.S. Securities and Exchange Commission and other regulatory authorities

If one or more of these risks or uncertainties materialize, or if assumptions underlying the forward-looking statements prove incorrect, actual results could vary materially from those that are expressed or implied by these forward-looking statements. The forward-looking statements included in Management's Discussion and Analysis of Financial Condition and Results of Operations are made only as of the date hereof. The Company does not intend and does not assume any obligation to update these forward-looking statements.

IMPACT OF ACCOUNTING PRONOUNCEMENTS NOT YET IMPLEMENTED

HEDGING RELATIONSHIPS

In December 2002, the Canadian Institute of Chartered Accountants ("CICA") approved amendments to Accounting Guideline, AcG-13, Hedging Relationships ("AcG-13"). The proposed amendments clarify certain of the requirements in AcG-13 and provide additional application guidance. AcG-13 applies to hedging relationships in effect in fiscal years beginning on or after July 1, 2003. The Company is currently reviewing the impact of adoption on the consolidated financial statements.

DISPOSAL OF LONG-LIVED  ASSETS AND DISCONTINUED OPERATIONS

In December 2002, the CICA amended Handbook Section 3475, Disposal of Long-lived Assets and Discontinued Operations ("Section 3475"). Section 3475 provides guidance on differentiating between assets held for sale and held for disposal other than by sale and on the presentation of discontinued operations.
Section 3475 applies to disposal activities initiated on or after May 1, 2003. The Company is currently reviewing the impact of adoption on the consolidated financial statements.

DISCLOSURE OF GUARANTEES

In February 2003, the CICA issued Accounting Guideline, AcG-14, Disclosure of Guarantees ("AcG-14). AcG-14 provides guidance regarding the identification of guarantees and requires the guarantor to disclose the significant details of guarantees that have been given regardless of whether a payment is required under the guarantee. Unlike the US standard, AcG-14 does not require fair value recognition of guarantees on the balance sheet nor does it extend to product warranties. AcG-14 is to be applied to interim and annual financial reporting beginning on or after January 1, 2003. The Company is currently reviewing the impact of adoption on the consolidated financial statements.

Research In Motion Limited                                   2003 Annual Report

OUTLOOK

RIM's strategy is to leverage the technology and infrastructure investments made over the past several years to drive BlackBerry subscriber growth and financial performance. RIM plans to extend its technical and market lead by continuing to invest in core research and development to enhance the BlackBerry product portfolio, by fostering new international business relationships, by licensing the BlackBerry platform to key handset vendors and by strengthening our infrastructure to support global subscriber growth.

RIM will continue to pursue growth opportunities with global carriers to further expand BlackBerry's global footprint and to extend our enterprise market leadership into the prosumer market. Through the BlackBerry Connect program, RIM plans to increase the addressable market for BlackBerry through the strategic licensing of both the BlackBerry platform and RIM's hardware technology.

We anticipate significant revenue growth in fiscal 2004 and are targeting substantial increases in the BlackBerry subscriber base. RIM intends to realize this growth while continuing to manage our financial resources prudently and while fostering a culture of innovation and achievement among our employees.

                            ADDITIONAL INFORMATION


A.       Evaluation of Disclosure Controls and Procedures

         Disclosure controls and procedures are defined by the United States Securities and Exchange Commission as those controls and other procedures that are designed to ensure that information required to be disclosed by the Registrant in reports filed or submitted by it under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. The Registrant's co-Chief Executive Officers and Chief Financial Officer have evaluated the Registrant's disclosure controls and procedures within 90 days prior to filing of this Annual Report on Form 40-F and have determined that such disclosure controls and procedures are effective.

B.       Changes in Internal Controls

         Since the most recent evaluation of the Registrant's internal controls, there have not been any significant changes in the Registrant's internal controls or in other factors that could significantly affect internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

         The design of the Registrant's system of controls and procedures is based, in part, upon assumptions about the likelihood of future events. There can be no assurance that the design of such system of controls and procedures will succeed in achieving its goals under all potential future conditions, regardless of how remote.

C.       Notice of Pension Fund Blackout Period

         Not Applicable.

D.       Off-Balance Sheet Arrangements

         The Registrant is committed to annual lease payments under operating leases for premises as set forth in Note 11(a) to its audited consolidated financial statements included herein as Document No. 2.

E.       Tabular Disclosure of Contractual Obligations

         See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources - Aggregate Contractual Obligations" included as Document 3 above.

F.       Principal Accountant Fees and Services

         Audit Fees

         The aggregate fees billed by Ernst & Young LLP and Zeifman & Company, LLP (the "Outside Auditors") for the fiscal year ended March 1, 2003 for professional services rendered by the Outside Auditors for the audit of the Registrant's annual financial statements or services that are normally provided by the Outside Auditors in connection with statutory and regulatory filings or engagements for such years were $123,000 for Ernst & Young LLP and $83,000 for Zeifman & Company, LLP.

         Audit-Related Fees

         The aggregate fees billed by the Outside Auditors for the fiscal year ended March 1, 2003 for assurance and related services by the Outside Auditors that are reasonably related to the performance of the audit or review of the Registrant's financial statements and are not reported above as audit fees were $231,000 for Ernst & Young LLP, and $51,000 for Zeifman & Company, LLP. Professional services provided included quarterly review engagements, a systems audit of our enterprise SAP system and other items related to the audit.

         Tax Fees and Other Services

         The aggregate fees billed by the Outside Auditors for the fiscal year ended March 1, 2003 for professional services rendered by the Outside Auditors for tax compliance, tax advice, tax planning and other services were $21,000 for Ernst & Young LLP, and $98,000 for Zeifman & Company, LLP. Tax services provided included the creation and documentation of transfer pricing policies, the evaluation of taxation strategies, the assessment of taxation issues in foreign jurisdictions and the development of policies related to expatriate employees.

         Since the enactment of the Sarbanes-Oxley Act of 2002 on July 30, 2002, all audit and non-audit services performed by the Registrant's auditor for the fiscal year ended March 1, 2003 were pre-approved by the audit committee of the Registrant.

                 UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

         A.  Undertaking

         The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file this Annual Report on Form 40-F arises, or transactions in such securities.

         B.  Consent to Service of Process

         The Registrant has previously filed with the Commission a Form F-X in connection with its common shares, Form F-X remains current.


                                 EXHIBIT INDEX

    Number    Document
    ------    --------

    1.        Consent of Ernst & Young LLP
    2.        Consent of Zeifman & Company, LLP
    3.        Certification of co-CEOs and CFO Pursuant to
              Section 302 of the Sarbanes-Oxley Act of 2002
    4.        Certification of co-CEOs and CFO Pursuant to
              Section 906 of the Sarbanes-Oxley Act of 2002

                                   SIGNATURE

         Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.


                                         RESEARCH IN MOTION LIMITED


Dated: July 17, 2003                    By:  /s/ Dennis Kavelman
                                             ________________________________
                                             Dennis Kavelman
                                             Chief Financial Officer

                                 EXHIBIT INDEX
                                 -------------


 Number    Document
 ------    --------

  1.       Consent of Ernst & Young LLP
  2.       Consent of Zeifman & Company, LLP
  3. Certification of co-CEOs and CFO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
  4. Certification of co-CEOs and CFO Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002